SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number
99.1	Annual Report 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 16, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

IMPORTANT MESSAGE

I.

The Board of Directors (the “Directors”) (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2018 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2018 annual report of the Company, and severally and jointly accept responsibility.

II.	Director(s) who has/have not attended the Board meeting for approving the 2018 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Lei Dianwu	Non-Executive Director	Business Engagement	Wu Haijun
Jin Qiang	Executive Director	Business Engagement	Wu Haijun

III.

The financial statements for the year ended 31 December 2018 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

IV.

Mr. Wu Haijun, Chairman and the responsible person of the Company; Mr. Zhou Meiyun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Deputy Director of Finance Department hereby warrant the truthfulness, the accuracy and completeness of the financial statements contained in the 2018 annual report.

V.	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2018, the net profit attributable to shareholders of the Company amounted to RMB5,277,186,000 under CAS (net profit of RMB5,336,331,000 under IFRS). According to the 2018 profit distribution plan approved by the Board on 19 March 2019, the Board proposed to distribute a dividend of RMB0.25 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2018 profit distribution plan will be implemented subject to approval of the Company’s 2018 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 18 July 2019 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 26 June 2019 to Monday, 1 July 2019 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 25 June 2019.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

VI.	Declaration of Risks Involved in the Forward-looking Statements

Forward-looking statements such as future plans and development strategies contained in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

VII.	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

VIII.	The Company did not provide any external guarantees in violation of the required decision-making procedures.

IX.	Major Risk Warning

Potential risks are elaborated in this report. Please refer to Section II “Management Discussion and Analysis” under “Report of the Directors” for details of the potential risks arising from the future development of the Company.

X.	The Annual Report is published in both Chinese and English. In the event of any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the board of directors of the Company
“Director(s)”	the Director(s) of the Company
“Supervisory Committee”	the Supervisory Committee of the Company
“Supervisor(s)”	the Supervisor(s) of the Company
“PRC” or “China” or “State”	the People’s Republic of China
“Reporting Period”	the year ended 31 December 2018
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	The Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong
Stock Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai
Stock Exchange
“Model Code for Securities	the Model Code for Securities Transactions by Directors of Listed
Transactions”	Issuers set out in Appendix 10 to the Hong Kong Listing Rules
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“website of the Company”	www.spc.com.cn
“HSSE”	Health, Safety, Security and Environment
“LDAR”	Leak Detection and Repair
“COD”	Chemical Oxygen Demand
“VOCs”	Volatile Organic Compounds
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571
of the Laws of Hong Kong)
“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the
Hong Kong Listing Rules
“Share Option Incentive Scheme”	the A Share Option Incentive Scheme of the Company

Company Profile

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People’s Republic of China based on sales in 2018. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimising its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical enterprise.

Financial Highlights

(I)	Financial information prepared under IFRS (for the past five years)

				Unit: RMB million
Year ended 31 December	2018	2017	2016	2015	2014
Net sales	95,613.5	79,218.3	65,936.5	67,037.2	92,725.0
Profit/(loss) before income tax	6,808.1	7,852.9	7,778.3	4,237.2	(889.9)
Profit/(loss) after income tax	5,336.2	6,154.2	5,981.5	3,310.4	(675.8)
Profit/(loss) attributable to owners of the Company	5,336.3	6,143.2	5,968.5	3,274.3	(692.2)
Basic earnings/(loss) per share (RMB)	0.493	0.569	0.553	0.303	(0.064)
Diluted earnings/(loss) per share (RMB)	0.493	0.568	0.552	0.303	(0.064)
Basic and diluted earnings/(loss) per share (RMB) (restated)	N/A	N/A	N/A	N/A	N/A
As at 31 December:
Total equity attributable to owners of the Company	30,346.1	28,230.2	24,722.0	19,797.3	16,500.3
Total assets	44,385.9	39,443.5	33,945.6	27,820.6	30,905.6
Total liabilities	13,923.5	10,927.9	8,942.4	7,726.3	14,134.0

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

The first tranche of the Share Option Incentive Scheme was exercised in August 2017, led to an increase of 14,176.6 thousands in the total number of issued shares of the company.

The second tranche of the Share Option Incentive Scheme was exercised in January 2018, led to an increase of 9,636.9 thousands in the total number of issued shares of the company.

Financial Highlights (continued)

(II)	Main accounting data and financial indicators in the past three years (Prepared under CAS)

				Unit: RMB’000
			Increase/
			decrease
			compared to
			the previous year
Major accounting data	2018	2017	(%)	2016
Revenue	107,764,908	92,013,569	17.12%	77,894,285
Total profit	6,748,976	7,851,234	-14.04%	7,765,405
Net profit attributable to shareholders of the Company	5,277,186	6,141,558	-14.07%	5,955,576
Net profit attributable to shareholders of the Company excluding non-recurring items	5,067,583	6,293,745	-19.48%	5,921,988
Net cash flows generated from operating activities	6,695,099	7,078,482	-5.42%	7,210,957

			Increase/
			decrease
			compared to
			the previous year
	End of 2018	End of 2017	(%)	End of 2016
Total equity attributable to equity shareholders of the Company	30,370,126	28,256,306	7.48%	24,750,048
Total assets	44,539,960	39,609,536	12.45%	34,123,693

Financial Highlights (continued)

			Increase/decrease
			compared to the
Major financial indicators	2018	2017	previous year (%)	2016
Basic earnings per share (RMB/Share)	0.488	0.568	-14.08%	0.551
Diluted earnings per share (RMB/Share)	0.488	0.568	-14.08%	0.551
Basic earnings per share excluding non-recurring items (RMB/Share)	0.468	0.583	-19.73%	0.550
Return on net assets (weighted average) (%)*	16.211	20.840	Decreased by 4.63 percentage points	26.383
Return on net assets excluding non-recurring items (weighted average) (%)*	15.567	21.356	Decreased by 5.79 percentage points	26.254
Net cash flow per share generated from operating activities (RMB/Share)	0.619	0.655	-5.5%	0.668

			Increase/decrease
			compared to the
	End of 2018	End of 2017	previous year (%)	End of 2016
Net assets per share attributable to shareholders of the Company (RMB/Share)*	2.806	2.613	7.39%	2.292
Gearing ratio (%)	31.553	27.943	Increased by 3.61 percentage points	26.645

*	The above-mentioned net assets do not include minority shareholders’ interests.

Financial Highlights (continued)

(III)	Non-recurring items (Prepared under CAS)

			Unit: RMB’000
Non-recurring items	2018	2017	2016
Gains/(losses) from disposal of non-current assets	172,508	-13,017	-42,031
Gains on disposal of long-term equity investment	1,622	10,339	—
Employee reduction expenses	-34,450	-176,954	-19,200
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	126,329	75,703	154,631
Income from external entrusted lendings	11	1,164	1,818
Foreign exchange option and foreign exchange forward contract gains/(losses)	14,520	-1,516	—
Other non-revenue and expenses other than those mentioned above	-55,092	-44,159	-47,281
Effect on non-controlling interests (after tax)	-7,079	-1,526	-1,714
Tax effect for the above items	-8,766	-2,221	-12,635

Total	209,603	-152,187	33,588

(IV)	Differences between financial statements prepared under CAS and IFRS

				Unit: RMB’000
	Net profit		Net asset

	The Reporting	Corresponding period	At the end of the	At the beginning of
	Period	of the previous year	Reporting Period	the Reporting Period
Prepared under CAS	5,277,073	6,152,495	30,486,504	28,541,613
Prepared under IFRS	5,336,218	6,154,159	30,462,441	28,515,540

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

Financial Highlights (continued)

(V)	Major quarterly financial data in 2018 (Prepared under CAS)

				Unit: RMB’000
				Fourth
	First Quarter	Second	Third Quarter	Quarter
	(January to	Quarter	(July to	(October to
	March)	(April to June)	September)	December)
Revenue	25,759,522	26,428,118	28,632,763	26,944,505
Net profit attributable to shareholders of the Company	1,771,513	1,752,618	1,136,283	616,772
Net profit attributable to shareholders of the Company excluding non-recurring items	1,768,368	1,746,963	1,156,744	395,508
Net cash flows generated from operating activities	1,635,267	2,592,137	-892,180	3,359,875

Principal Products

The Company is a highly vertically integrated petrochemical company. Most of the petroleum products and intermediate petrochemical products produced by the Company are used in the production of the Company’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2018 as a percentage of total net sales and their typical uses.

Major products sold by the Company	% of 2018 net sales	Typical use
Manufactured products
Synthetic Fibres
Polyester staple	0.23	Textiles and apparel
Acrylic staple	1.85	Cotton type fabrics, wool type fabrics
Others	0.20

Subtotal:	2.28

Principal Products (continued)

Major products sold by the Company	% of 2018 net sales	Typical use
Resins and Plastics
Polyester chips	2.27	Polyester fibres, films and containers
PE pellets	3.19	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.12	Films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	0.10	PVA fibres, building coating materials and textile starch
Others	1.34

Subtotal:	11.02

Intermediate Petrochemical Products
Ethylene	0.10	Feedstock for PE, EG, PVC and other intermediate petrochemical products which can be further processed into resins and plastics and synthetic fibre
Ethylene Oxide	1.65	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	1.76	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	3.58	Intermediate petrochemical, polyester
Butadiene	0.92	Synthetic rubber and plastics
Ethylene Glycol	2.01	Fine chemicals
Others	2.71

Subtotal:	12.73

Petroleum Products
Gasoline	17.78	Transportation fuels
Diesel	17.06	Transportation and agricultural machinery fuels
Jet fuel	4.69	Transportation fuels
Others	5.86

Subtotal:	45.39

Trading of petrochemical products	27.76	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)

Others	0.82

TOTAL:	100

Change in Share Capital of Ordinary Shares and Shareholders

(I)	Changes in share capital of ordinary shares during the Reporting Period

1.	Changes in share capital of ordinary shares during the Reporting Period

								Unit: Shares
	Beginning of
	the Reporting Period		Increase/decrease (+, -) during the Reporting Period					End of the Reporting Period
Type of shares	Number of shares	Percentage (%)	Number of new shares issued	Number of bonus shares	Number of shares capitalised from reserves	Others	Subtotal	Number of shares	Percentage (%)

1. Unlisted circulating shares	0	0	0	0	0	0	0	0	0
(1) Shares of promoters	0	0	0	0	0	0	0	0	0
Including: Shares held by the State	0	0	0	0	0	0	0	0	0
(2) Shares of fund-raising legal person	0	0	0	0	0	0	0	0	0

2. Shares with trading restrictions	0	0	0	0	0	0	0	0	0
(1) Shares held by state-owned legal person	0	0	0	0	0	0	0	0	0
(2) Shares held by other domestic investors	0	0	0	0	0	0	0	0	0

3. Listed circulating shares	10,814,176,600 A shares or H shares	100	0	0	0	+9,636,900 A shares	+9,636,900 A shares	10,823,813,500 A shares or H shares	100
(1) RMB-denominated ordinary shares	7,319,176,600 A shares	67.68	0	0	0	+9,636,900 A shares	+9,636,900 A shares	7,328,813,500 A shares	67.71
(2) Overseas listed foreign shares	3,495,000,000 H shares	32.32	0	0	0	0	0	3,495,000,000 H shares	32.29

Total	10,814,176,600 A shares or H shares	100	0	0	0	+9,636,900 A shares	+9,636,900 A shares	10,823,813,500 A shares or H shares	100

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(II)	Issue of shares

1.	Issue of shares during the Reporting Period

					Unit: Shares Currency: RMB
Class of shares and its derivative securities	Date of issue	Issue price	Issue volume		Listing date	Permitted listing volume	Transaction termination date
Ordinary shares
RMB-denominated ordinary A shares	14 February 2018	3.85	9,636,900	*	28 February 2018	9,636,900	—

*	Issued in accordance with the second exercise of the Share Option Incentive Scheme.

2.	Changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities

The Company’s total number of ordinary shares increased from 10,814,176,600 to 10,823,813,500 during the Reporting Period.

3.	Employees shares

The Company had no employees shares as at the end of the Reporting Period.

(III)	Shareholders and de facto controller

1.	Total number of shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	90,979
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	88,598

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Shareholding of the top ten shareholders as at the end of the Reporting Period

	Shareholding of the top ten shareholders
		Increase/
		decrease of	Number of
		shareholding	shares		Number of
		during the	held at the end of		shares	Pledged/Frozen
		Reporting	the Reporting	Percentage of	held with selling
		Period	Period	shareholding	restrictions	Status of	Number of	Nature of
Full name of shareholder	Class of shares	(Shares)	(Shares)	(%)	(Shares)	Shares	Shares	shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	1,508,500	3,458,140,821	31.95	0	Unknown	–	Overseas legal person
China Securities Finance Corporation Limited	A shares	-115,578,227	324,111,018	2.99	0	None	0	Others
HKSCC Limited	A shares	64,763,147	78,698,924	0.73	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
GF Fund–Agricultural Bank of China–GF CSI Financial Asset Management Plan	A shares	22,470,400	45,222,300	0.42	0	None	0	Others
Dacheng Fund–Agricultural Bank of China–Dacheng CSI Financial Asset Management Plan	A shares	22,470,400	43,531,469	0.40	0	None	0	Others
China Asset Fund–Agricultural Bank of China–China Asset CSI Financial Asset Management Plan	A shares	22,470,400	43,083,750	0.40	0	None	0	Others
Bosera Fund–Agricultural Bank of China–Bosera CSI Financial Asset Management Plan	A shares	22,470,400	43,083,700	0.40	0	None	0	Others
E Fund–Agricultural Bank of China–E Fund CSI Financial Asset Management Plan	A shares	22,470,400	43,083,700	0.40	0	None	0	Others
Note on connected relationship or acting in concert of the above shareholders:	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a state-
owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the
abovementioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an
	act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(IV)	Details of the controlling shareholder and the de facto controller

1.	Details of the controlling shareholder

(1)	Legal person

Name	China Petroleum & Chemical Corporation

Responsible person or legal representative	Dai Houliang

Date of incorporation	25 February 2000

Major business operations	Oil and natural gas exploration and extraction, pipeline transmission and sales; oil refining production, sales, storage and transportation of petrochemicals, chemical fibres, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined petroleum products, petrochemicals, chemicals, and other chemical products and other commodities and technologies; research, development and application of technology and information.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Corp. in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
Sinopec Shandong Taishan Petroleum Co., Ltd.	118,140,120	24.57%

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Details of the de facto controller

(1)	Legal person

Name	China Petrochemical Corporation

Responsible person or legal representative	Dai Houliang

Date of incorporation	24 July 1998

Major businesses operations	According to Sinopec Group’s restructuring in 2000, China Petrochemical Corporation injected its main petrochemical business into Sinopec Corp. Sinopec Group continues to operate several petrochemical facilities and small refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; engineering construction service and water, electricity and other public utilities and social services.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Group in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
China Petroleum & Chemical Corporation(Note 1)	82,709,227,393	68.31%
Sinopec Engineering (Group) Co., Ltd.	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation(Note 2)	10,727,896,364	56.51%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd.	912,886,426	15.05%

Note 1: The 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group are included in the total number of shares held by HKSCC (Nominees) Limited.

Note 2: The 2,595,786,987 H shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group are included in the total number of shares held by HKSCC (Nominees) Limited.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

3.	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

(V)	Other legal person shareholders holding more than 10% of the Company’s shares

As at 31 December 2018, HKSCC (Nominees) Limited held 3,458,140,821 H shares of the Company, representing 31.95% of the total number of issued shares of the Company.

(VI)	Public float

Based on the public information available to the Board, as at 19 March 2019, the Company had a public float which is in compliance with the minimum requirement under the Hong Kong Listing Rules.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(VII)	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2018, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)		Percentage of total issued shares of the relevant class (%)		Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44	(L)	74.50	(L)	Beneficial owner
The Bank of New York Mellon Corporation	496,076,471 H shares (L)	(2)	4.58	(L)	14.19	(L)	Interests of controlled corporation
	402,870,300 H shares (S)		3.72	(S)	11.53	(L)
	81,142,371 H shares (P)		0.75	(P)	2.32	(L)
BlackRock, Inc.	301,719,530 H shares (L)	(3)	2.79	(L)	8.63	(L)	Interests of controlled corporation
	920,000 H shares (S)		0.01	(S)	0.03	(S)
JPMorgan Chase & Co.	211,318,513 H shares (L)	(4)	1.95	(L)	6.04	(L)	Interests of controlled corporation, investment manager, secured equity holders and approved lending agents
	27,102,814 H shares (S)		0.25	(S)	0.77	(L)
	153,496,014 H shares (P)		1.42	(P)	4.39	(L)
Corn Capital Company Limited	211,008,000 H shares (L)	(5)	1.95	(L)	6.04	(L)	Beneficial owner
	200,020,000 H shares (S)		1.85	(S)	5.72	(S)
Hung Hin Fai	211,008,000 H shares (L)	(5)	1.95	(L)	6.04	(L)	Interests of controlled corporation
	200,020,000 H shares (S)	(5)	1.85	(S)	5.72	(S)
Yardley Finance Limited	200,020,000 H shares (L)	(6)	1.85	(L)	5.72	(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(6)	1.85	(L)	5.72	(L)	Interests of controlled corporation
Citigroup Inc.	193,021,290 H shares (L)	(7)	1.78	(L)	5.52	(L)	Secured equity holders, Interests of controlled corporation and approved lending agents
	798,000 H shares (S)		0.01	(S)	0.02	(S)
	182,593,643 H shares (P)		1.69	(P)	5.22	(P)

(L): Long position; (S): Short position; (P): Shares available for lending

Change in Share Capital of Ordinary Shares and Shareholders (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 31 December 2018. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)	All the 402,870,300 H shares (short position) held by The Bank of New York Mellon Corporation were held through physical-settlement unlisted derivatives.

(3)	Of the H shares (long position) held by BlackRock, Inc., 2,016,000 H shares (long position) were held through cash settled unlisted derivatives.

(3)	All the 920,000 H shares (short position) held by BlackRock, Inc. were held through cash settled unlisted derivatives.

(4)	Of the H shares (long position) held by JPMorgan Chase & Co., 2,445,835 H shares (long position) were held through cash settled unlisted derivatives.

(4)

Of the H shares (short position) held by JPMorgan Chase & Co., 30,000 H shares (short position) were held through cash settled listed derivatives, 18,283,514 H shares (short position) were held through physical-settlement unlisted derivatives, 2,704,000 H shares (short position) were held through cash settled unlisted derivatives.

(5)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(6)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(7)

Of the H shares (long position) held by Citigroup Inc., 4,061,600 H shares (long position) were held through physical-settlement listed derivatives, 74,000 H shares (long position) were held through cash settled unlisted derivatives.

(7)	Of the H shares (short position) held by Citigroup Inc., 798,000 H shares (short position) were held through cash settled unlisted derivatives.

Save as disclosed above, as at 31 December 2018, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

(I)	Changes in shareholdings and remuneration

1.	Changes in shareholdings and remuneration of Directors, Supervisors and senior management who hold the position currently or left the office during the Reporting Period

Name	Former name/ alias	Position	Sex	Age	Date of commencement of service term	End date of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period	Reason of change	Total remuneration received from the Company during the Reporting Period (before taxation) (RMB’ ten thousand)	Whether received remuneration from connected person(s) of the Company
Wu Haijun*	None	Executive Director & Chairman	M	56	June 2017	June 2020	0	0	0	—	132.19	No
Shi Wei*	None	Executive Director & President	M	59	September 2018	June 2020	0	0	0	—	14.87	No
Jin Qiang	None	Executive Director & Vice President	M	53	June 2017	June 2020	17.2	30.1	+12.9	Share Option Incentive Scheme	76.81	No
Guo Xiaojun	None	Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	M	49	June 2017	June 2020	17.2	30.1	+12.9	Share Option Incentive Scheme	75.27	No
Zhou Meiyun	None	Executive Director, Vice President & Chief Financial Officer	M	49	June 2017	June 2020	0	0	0	—	70.18	No
Jin Wenmin*	None	Executive Director & Vice President	M	53	June 2018	June 2020	10	17.5	+7.5	Share Option Incentive Scheme	73.42	No
Lei Dianwu	None	Non-executive Director	M	56	June 2017	June 2020	0	0	0	—	0	Yes
Mo Zhenglin	None	Non-executive Director	M	54	June 2017	June 2020	0	0	0	—	0	Yes
Zhang Yimin	None	Independent Non- executive Director	M	64	June 2017	June 2020	0	0	0	—	15	No
Liu Yunhong	None	Independent Non- executive Director	M	42	June 2017	June 2020	0	0	0	—	15	No
Du Weifeng	None	Independent Non- executive Director	M	42	June 2017	June 2020	0	0	0	—	15	No
Li Yuanqin	None	Independent Non- executive Director	F	45	August 2017	June 2020	0	0	0	—	15	No
Ma Yanhui	None	Supervisor & Chairman of the Supervisory Committee	M	48	October 2017	June 2020	0	0	0	—	57.49	No

Directors, Supervisors, Senior Management and Employees (continued)

Name	Former name/ alias	Position	Sex	Age	Date of commencement of service term	End date of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period	Reason of change	Total remuneration received from the Company during the Reporting Period (before taxation) (RMB’ ten thousand)	Whether received remuneration from connected person(s) of the Company
Zuo Qiang	None	Supervisor	M	56	June 2017	June 2020	0	0	0	—	56.36	No
Li Xiaoxia	None	Supervisor	F	49	June 2017	June 2020	0	0	0	—	57.70	No
ZhaiYalin	None	Supervisor	M	54	June 2017	June 2020	0	0	0	—	0	Yes
Fan Qingyong	None	Supervisor	M	54	June 2017	June 2020	0	0	0	—	0	Yes
ZhengYunrui	None	Independent Supervisor	M	53	June 2017	June 2020	0	0	0	—	10	No
Choi Ting Ki	None	Independent Supervisor	M	64	June 2017	June 2020	0	0	0	—	10	No
Gao Jinping*	None	Former Executive Director, Vice Chairman & Vice President	M	52	June 2017	September 2018	20	35	15	Share Option Incentive Scheme	77.62	Yes
Total		/	/	/	/	/	64.4	112.7	48.3	/	771.91	/

*	Mr. Wu Haijun resigned as President of the Company on 5 September 2018, and his other positions in the Company remain unchanged.

*

At the 11th meeting of the Ninth Session of the Board held on 19 September 2018, Mr. Shi Wei was appointed as President of the Company. At the 2018 first extraordinary general meeting held on 8 November 2018, Mr. Shi Wei was elected as a director of the Company; and at the 13th meeting of the Ninth Session of the Board held on the same day, he was elected as Executive Director and a member of the Strategic Committee of the Company.

*

Mr. Jin Wenmin was appointed as a director of the Company at the 2017 Annual General Meeting held on 13 June 2018, and was elected as Executive Director at the 9th meeting of the Ninth Session of the Board.

*

On 5 September 2018, Mr. Gao Jinping submitted to the Board a request to cease serving as Vice Chairman, Executive Director and Vice President due to new job arrangements. Mr. Gao Jinping’s resignation took effect on 5 September 2018 when his resignation report was submitted to the Board. After Mr. Gao Jinping resigned from the positions the Company, he took office in Shanghai SECCO, the related party, and received remuneration from Shanghai SECCO after his resignation

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management

Directors:

Wu Haijun, aged 56, is an Executive Director, Chairman, Secretary of the Communist Party Committee, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Director of Shanghai SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Wu joined the Shanghai Petrochemical Complex (the “SP Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. From April 2010 to August 2018, he was Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010, he was appointed as Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was President of Shanghai SECCO from March 2015 to December 2017. From December 2017 to January 2019, Mr. Wu was Chairman of Shanghai SECCO. He served as President and Deputy Secretary of the Communist Party Committee of the Company from December 2017 to September 2018. In December 2017, he was appointed as Chairman of the Company. In January 2018, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co., Ltd. and was appointed as Secretary of the Communist Party Committee of the Company in August 2018. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a professor-grade senior engineer by professional title.

Shi Wei, aged 59, is currently a Deputy Secretary of the Communist Party Committee of the Company. Mr. Shi joined the SP Complex in 1982 and held various positions including Deputy Manager of the Refining and Chemical Division, Manager of the Environmental Department, Secretary of the Communist Party Committee and Manager of the Refining and Chemical Division. From October 2003 to June 2014, Mr. Shi served as a Vice President of the Company. From June 2005 to April 2013, he served as a Director of the Company. From May 2012 to March 2014, he served as a Leader of the preparatory team for the Guizhou Zhijin Coal Chemicals Project. From March 2013 to August 2018, he served as a Vice Chairman of Bijie Zhongcheng Energy Company Limited. From March 2014 to August 2018, he served as a Director, President and Secretary of the Communist Party Committee of Sinopec Great Wall Energy & Chemical (Guizhou) Co., Ltd.. In August 2018, he was appointed as a Deputy Secretary of the Communist Party Committee of the Company. On 19 September 2018, Mr. Shi was appointed as the President of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

Jin Qiang, aged 53, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Guo Xiaojun, aged 49, is an Executive Director, Vice President, Secretary to the Board, Joint Company Secretary, member of the Strategy Committee of the Company and director of Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Guo joined the SP Complex in 1991. He has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has served as Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed Executive Director of the Company and was appointed as Secretary to the Board and Joint Company Secretary of the Company in June 2017. He was appointed as Director of Shanghai Chemical Industrial Zone Development Co. Ltd. in September 2018. In September 2018, he was appointed as director of Shanghai Chemical Industry Park Development Co., Ltd.. He graduated from the East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a professor-grade senior engineer by professional title.

Zhou Meiyun, aged 49, is an Executive Director, Vice President, Chief Financial Officer, member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined the SP Complex in 1991 and has held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of Shanghai SECCO from May 2011 to March 2017, and was appointed Vice President and Chief Financial Officer of the Company in February 2017. He has served as Executive Director of the Company since June 2017 and Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. Mr. Zhou graduated from the Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from the Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

Jin Wenmin, aged 53, is an Executive Director and Vice President of the Company. Mr. Jin joined the SP Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as Assistant to the President of the Company and was appointed as Vice President of the Company in September 2016. He was appointed Executive Director of the Company in June 2018. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

Lei Dianwu, aged 56 is a Non-executive Director, member of the Strategy Committee of the Company, and Senior Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as Non-executive Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp.. From March 2001 to August 2013, he was Director of Development and Planning Division of Sinopec Corp.. From March 2009 to October 2018, Mr. Lei was Assistant to the President of Sinopec Group. From May 2009 to October 2018, he was Vice President of Sinopec Corp.. From August 2013 to October 2018, he was Chief Economist of Sinopec Group. From October 2015 to October 2018, Mr. Lei acted as the Secretary to the board of directors of Sinopec Group. From June 2018 to December 2018, he was Director-general of Department of International Cooperation of the Sinopec Group, Director of the Foreign Affairs Office, Director of Office of Hong Kong, Macau and Taiwan Affairs, and Director-general of Department of International Cooperation of China Petroleum & Chemical Corporation. From October 2018, he has served as Senior Vice President of Sinopec Corp.. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

Mo Zhenglin, aged 54, is a Non-Executive Director and member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division, Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and Director of Shanghai SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp.. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp.. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Zhang Yimin, aged 64, is an Independent Non-executive Director, Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at the China Europe International Business School. He has been an Independent Non-Executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of the University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Canada, Assistant Professor at the Business School of the University of New Brunswick, Canada, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of the China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Liu Yunhong, aged 42, is an Independent Non-executive Director and member of Audit Committee of the Company, Assistant to General Manager of Hwabao Securities Co. Ltd. and the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. From 13 May 2014 to 24 March 2018, Mr. Liu was an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673), and currently is an Independent Director of Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd.. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was General Manager of Investment Banking Department of Aerospace Securities Co., Ltd.. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department (Renamed as Investment Banking Department since May 2015) of Hwabao Securities Co. Ltd.. From May 2015 to November 2017, he was the General Manager of the Investment Banking Department of Hwabao Securities Co. Ltd.. Since September 2015, Mr. Liu has been the Assistant to General Manager of Hwabao Securities Co. Ltd.. Since May 2014, Mr. Liu has been Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 42, is an Independent Non-executive Director, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as the Company’s Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is the designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Li Yuanqin, aged 45, is an Independent Non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee of the Company, associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently the independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been the associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

Supervisors:

Ma Yanhui, aged 48, is a Supervisor, Chairman of Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor, Acting Director and Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation, and Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc.. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation. In August 2017, Mr. Ma was appointed as Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Zuo Qiang, aged 56, is a Supervisor, Chief Legal Counsel of the Company and Deputy Chief of Political Work. Mr. Zuo joined the SP Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant of the SP Complex, Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the SP Complex, Secretary of the Youth League Committee of the Refining and Chemical Division of the Company, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and Deputy Director of the Supervisory Office of the Company and the Secretary of the Corporate Discipline Supervisory Committee of the Company. From April 2011 to April 2018, he was Director of the Supervisory Office of the Company. Since June 2011, he has been serving as Supervisor of Supervisory Committee Office of the Company. From June 2011 to December 2018, he acted as Director of Supervisory Committee Office of the Company. From October 2011 to December 2018, he was the Deputy Secretary of the Discipline Inspection Commission of the Company. In February 2016, he was appointed the Deputy Chief of Political Work of the Company. He has served as Chief Legal Counsel of the Company since February 2017. From April 2018 to December 2018, he was Director of Supervisory Office of the Company. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 majoring in party & administrative management. He has senior professional technical qualification.

Li Xiaoxia, aged 49, is a Supervisor and Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company. Ms. Li joined the SP Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as Supervisor of the Company in June 2011 and served as Vice Chairman of the Labour Union of the Company from December 2011 to August 2017. She was appointed as Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company in July 2017. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation and obtained a Bachelor’s degree in Engineering. She has senior professional technical qualification.

Zhai Yalin, aged 54, is an External Supervisor of the Company, Deputy Director of the Auditing Bureau of Sinopec Group, Deputy Director of Auditing Department of Sinopec Corp. and Chief of Team Nine of the Sinopec Group Party Committee Discipline Inspection Group. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. He was appointed the ninth group leader of Sinopec leading Party group inspection group in April 2018. Since April 2018, he has been serving as Chief of Team Nine of the Sinopec Group Party Committee Discipline Inspection Group. Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Fan Qingyong, aged 54, is an External Supervisor of the Company, Deputy Chief of the Supervisory Bureau and member of the Discipline Inspection Group of Sinopec Group, Deputy Director of the Supervisory Department of Sinopec Corp., the controlling shareholder of the Company, and Supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan has been an External Supervisor of the Company since June 2017. Mr. Fan started his career in 1987, and has held various positions, including Deputy Director of the Communist Party Office of No. 2 Oil Plant and Director of Corporate Management Department of Fushun Petrochemical Company, Discipline Inspector (Deputy level) and Deputy Director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and Director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as Supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has served as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and Supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and from Renmin University of China, majoring in law in January 2003 obtained a master’s degree in law. He is a professor-grade senior professional by professional title and is qualified to practice law.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and Senior Management (Continued)

Zheng Yunrui, aged 53, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767), Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722) and Fuxin Dare Automotive Parts Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court on 24 March 2017 and 26 June 2017, respectively.

Choi Ting Ki, aged 64, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017, and has been Independent Supervisor since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Directors, Supervisors, Senior Management and Employees (continued)

(III)	Share options held by the Directors, Supervisors and senior management during the Reporting Period

							Unit: Shares
Name	Position	Number of A shares share options held at the beginning of the Reporting Period	Number of A shares share options granted during the Reporting Period	Number of A shares share options exercisable during the Reporting Period	Number of A shares share options exercised during the Reporting Period	Number of A shares share options cancelled or lapsed during the Reporting Period	Number of A shares share options held at the end of the Reporting Period
Jin Qiang	Executive Director & Vice President	258,000	0	129,000	129,000	129,000	0
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	258,000	0	129,000	129,000	129,000	0
Jin Wenmin*	Executive Director & Vice President	150,000	0	75,000	75,000	75,000	0
Gao Jinping*	Former Executive Director, Vice Chairman & Vice President	300,000	0	150,000	150,000	150,000	0

Total	/	966,000	0	483,000	483,000	483,000	0

*

Mr. Jin Wenmin was appointed as a director of the Company at the 2017 Annual General Meeting held on 13 June 2018, and was elected as Executive Director at the 9th meeting of the Ninth Session of the Board.

*

On 5 September 2018, Mr. Gao Jinping requested to resign from his positions as Executive Director, Chairman and Vice President due to new working arrangements. Mr. Gao’s resignation took effect upon the submission of the resignation letter to the Board on 5 September 2018. The 150,000 outstanding A shares share options granted to him have lapsed in accordance with the relevant provisions of the Share Option Incentive Scheme.

Directors, Supervisors, Senior Management and Employees (continued)

(IV)	Positions held in the Company’s shareholders during the Reporting Period

Name	Name of shareholder	Position held	Commencement of term of service	End of term of service
Lei Dianwu	Sinopec Corp.	Vice President	October 2018	May 2021
Mo Zhenglin	Sinopec Corp.	Deputy Director of the Finance Division Department	May 2018	May 2021
Zhai Yalin	Sinopec Corp.	Deputy Director of the Auditing Department	May 2018	May 2021
Fan Qingyong	Sinopec Corp.	Deputy Director of the Supervisory Department	May 2018	May 2021

(V)	Positions held in other companies during the Reporting Period

Name	Name of other company	Position held	Commencement of term of service	End of term of service
Wu Haijun	Shanghai SECCO	Director	October 2017	October 2020
Wu Haijun	Shanghai SECCO	Secretary of the Communist Party Committee	April 2017	August 2018
Wu Haijun	Shanghai SECCO	Chairman	December 2017	January 2019
Wu Haijun	Shanghai SECCO	President	March 2017	December 2017
Wu Haijun	Shanghai chemical industrial zone development co. LTD	Chairman	September 2018	September 2021
Guo Xiaojun	Shanghai chemical industrial zone development co. LTD	Director	September 2018	September 2021
Zhou Meiyun	Jinshan Associated Trading	Chairman	July 2017	July 2020

Apart from the information set out in the tables above and in section (2) “Profiles of Directors, Supervisors and senior management”, no Director, Supervisor or senior management of the Company holds any other position at any other company.

Directors, Supervisors, Senior Management and Employees (continued)

(VI)	Remuneration of Directors, Supervisors and senior management during the Reporting Period

Procedures for determining the remuneration of Directors, Supervisors and senior management

Remuneration for Independent Non-executive Directors are determined in accordance with the Remuneration System for Independent Directors approved at the 2007 Annual General Meeting. Remuneration for Independent Supervisors are determined in accordance with the Remuneration Payment Method for Independent Supervisors approved at the 2016 Annual General Meeting. Remuneration of the other Directors, Employee Representative Supervisors and External Supervisors and senior management are determined in accordance with the Remuneration System for Directors, Supervisors and Senior Management approved at the 2002 Annual General Meeting.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 12 and Note 34 to the consolidated financial statements prepared under IFRS.

Basis for determining the remuneration of Directors, Supervisors and senior management

The remuneration of Directors, Supervisors and senior management of the Company is determined on the principles of “efficiency, motivation and fairness” and in accordance with the Remuneration System for Directors, Supervisors and senior management.

Remuneration paid to Directors, Supervisors and senior management	Please refer to item (1) “Changes in shareholdings and remuneration” of this chapter.

Total remuneration received by all Directors, Supervisors and senior management for the Reporting Period	RMB7,719,000

The five highest paid individuals	Please refer to note 34(i) to the consolidated financial statements prepared under IFRS. The five individuals are the Directors and Supervisors of the Company.

Pension scheme	Please refer to Notes 2.25 and 28(f) to the consolidated financial statements prepared under IFRS.

Directors, Supervisors, Senior Management and Employees (continued)

(VII)	Changes in Directors, Supervisors and senior management during the Reporting Period

Name	Position held	Change	Reason
Gao Jinping	Executive Director, Chairman & Vice President	Resigned	Change of work arrangements
Wu Haijun	President	Resigned	Change of work arrangements
Shi Wei	Executive Director & President	Elected and Appointed	—
Jin Wenmin	Executive Director	Elected	—

(VIII)	Interests and short positions of Directors, chief executives and Supervisors in the shares, underlying shares and debentures of the Company or associated corporations

As at 31 December 2018, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the shares and underlying shares of the Company:

Name	Position held	Number of shares held (Shares)	Number of underlying A shares share options held according to the Share Option Incentive Scheme (Shares)	Percentage of the total issued shares of the Company(%)	Percentage of the total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner
Jin Wenmin	Executive Director & Vice President	175,000 A shares (L)	—	0.0016	0.0024	Beneficial owner

(L): Long position

Save as disclosed above, as at 31 December 2018, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

Directors, Supervisors, Senior Management and Employees (continued)

(IX)	Changes in Directors’ and Supervisors’ information

Save as disclosed since the 2018 interim report, disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

(1)	Mr. Zheng Yunrui, Independent Supervisor, has been an independent director of Fuxin Dare Automotive Parts Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) since March 2018.

(2)

Mr. Wu Haijun, Executive Director, has no longer served as the deputy secretary of the party committee and the President of the Company since September 2018, and he has served as the secretary of the party committee of the Company since September 2018.

(3)

Mr. Liu Yunhong, Non-executive Director, has ceased to be an independent director of Guangdong East Sunshine Technology Holding Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600673) since March 2018.

(4)	Mr. Lei Dianwu, Non-executive Director, has been the senior vice president of Sinopec Corp. since October 2018.

(5)

Mr. Zuo Qiang, Supervisor, has no longer served as deputy secretary of the Discipline Inspection Commission, director of the Inspection Office and director of the Supervisory Committee Office since December 2018.

(X)	Transactions, arrangements or interests of Directors and Supervisors

None of the Directors or Supervisors of the Company or any entity connected to any of the Directors or Supervisors had any material interests, either directly or indirectly, in any material contract which was entered into by the Company or any of its subsidiaries and subsisted during the year or at the end of the year.

None of the Directors or Supervisors had any interests in any businesses (other than the Group’s businesses) that competed directly or indirectly with the Group’s business.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

Directors, Supervisors, Senior Management and Employees (continued)

(XI)	Directors’ rights to acquire shares or debentures

During the Reporting Period, the Company did not grant the Directors the rights to acquire shares or debentures.

(XII)	Compliance of Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

(XIII)	Management contracts

During the Reporting Period, the Company did not enter into any management and administration contract relating to the whole or any substantial part of its businesses (other than the service contracts with the Directors or any full-time employee of the Company).

(XIV)	Permitted indemnity provision

Appropriate Directors’ liability insurance has been arranged to indemnify the Directors for liabilities arising out of corporate activities. Such liability insurance is currently in force.

(XV)	Punishment by securities regulatory authorities in the recent three years

Nil.

Directors, Supervisors, Senior Management and Employees (continued)

(XVI)	Employees

1.	Employees of the Group

Number (Person)
Number of employees of the Company	9,512
Number of employees of the subsidiaries	85
Total number of employees of the Group	9,597
Number of retired workers whose retirement costs are borne by the Group	18,344
Professionals

Category of professionals
Production personnel	5,753
Sales staff	86
Technical staff	2,598
Financial staff	103
Administrative staff	1,057

Total	9,597

Education level

Educational attainment
Specialist college graduate and below	6,940
Bachelor’s degree	2,469
Master’s degree and above	188

Total	9,597

2.	Remuneration policy

Remuneration packages of the Company’s staff include salary, share options and allowances. In accordance with the relevant regulations of the PRC, the Company participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary. Employees of the Company are also eligible for supplementary medical insurance, pension scheme, retirement and other benefits.

3.	Training programs

According to the human resources core value of “streamlining the structure, enhancing the quality and strengthening the foundation” and with the mission of “facilitating the employee development and strengthening the team foundation”, the Company improves the training of management and talent growth, enhances the focus area and the effectiveness of the training so as to upgrade the quality of the employees and to develop the Company into a nationwide leading and world class petrochemicals enterprise.

Directors, Supervisors, Senior Management and Employees (continued)

(XVI)	Employees (continued)

4.	Professional structure chart

5.	Level of education chart

6.	Outsourcing services

The total remuneration paid for outsourcing services of the Company during the Reporting Period was RMB115,932,500.

Corporate Governance

(I)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2018, the Company strictly complied with the regulatory legislation such as Company Law, Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, developed its corporate system, standardized the corporate operations and enhanced its overall corporate image.

Improving governance policies: During the Reporting Period, in accordance with the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, the Company amended and improved the Company’s Articles of Association and its appendices which were considered and approved at the Company’s annual general meeting in 2016 and the first extraordinary general meeting of 2018. The Company also amended and improved the Company’s “Internal Control Manual” (2018 Edition).

Accomplishing appropriately specific corporate governance activities for listed companies: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. None of the Company, its Directors, Supervisors, senior management, shareholders and de facto controllers of the Company has been investigated by the CSRC, or punished or publicly criticized by the CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

Through continuous conduction of specific corporate governance activities and improvements of its governance system, the Company further enhanced its corporate governance level. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustainable development of the Company.

2.	Registration and management of persons with access to inside information

In order to administer the registration and management of persons with access to the Company’s inside information, strengthen confidentiality of inside information and safeguard fairness of information disclosure, during the Reporting Period, the Company enhanced the confidentiality of inside information and the registration, management and reporting of the persons with access to the Company’s inside information according to “System for the Registration and Management of Inside Information”, so as to prevent the Company from suffering unusual stock price fluctuations due to leakage of inside information and the resulting legal risks, and further standardize the Company’s operation.

Corporate Governance (continued)

(II)	Brief introduction of general meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The Company’s 2017 annual general meeting	13 June 2018

1. 2017 Work Report of the Board of the Company

2. 2017 Work Report of the Supervisory Committee of the Company

3. 2017 Audited Financial Statements of the Company

4. 2017 Profit Distribution Plan of the Company

5. 2018 Financial Budget Report of the Company

6. The re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2018 and authorization to the Board to fix their remunerations

7. The election of Mr. Jin Wenmin as non-independent directors of the Ninth Session of the Board

8. The 2017 annual report on the work of the company’s independent directors

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	13 June 2018
The first extraordinary general meeting for 2018 of the Company	8 November 2018	1. The election of Mr. Shi Wei as non-independent directors of the Ninth Session of the Board 2.The amendments to the Articles of Association of the Company and its appendix as proposed by the Board	Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	8 November 2018

Corporate Governance (continued)

(III)	Performance of duties by the directors

1.	Directors’ attendance at the Board meetings and general meetings

		Information on participating in the Board meeting						Information on participating in general meetings
Name of Director	Independent Director or not	Attendance at the Board meetings during the year (number of times)	Attendance in person (number of times)	Attendance by correspondence (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Failure to attend the meeting in person for two consecutive times or not	Attendance at general meetings (number of times)
Wu Haijun	No	9	9	6	0	0	No	2
Shi Wei	No	2	2	1	0	0	No	0
Jin Qiang	No	9	9	6	0	0	No	2
Guo Xiaojun	No	9	9	6	0	0	No	2
Zhou Meiyun	No	9	8	6	1	0	No	1
Jin Wenmin	No	6	6	4	0	0	No	1
Lei Dianwu	No	9	6	6	3	0	No	0
Mo Zhenglin	No	9	7	6	2	0	No	0
Zhang Yimin	Yes	9	9	6	0	0	No	1
Liu Yunhong	Yes	9	7	6	2	0	No	1
Du Weifeng	Yes	9	9	6	0	0	No	1
Li Yuanqin	Yes	9	9	6	0	0	No	1
Gao Jinping	No	5	5	3	0	0	No	1

Number of Board meetings held during the year		9
Including:	number of meetings held on site	3
	number of meetings held by correspondence	6
	number of meetings held on site and by correspondence concurrently	0

2.	Disagreements of the Independent Non-executive Directors on relevant issues of the Company

During the Reporting Period, none of the Independent Non-executive Directors of the Company raised any disagreements on any Board resolutions or other issues of the Company.

Corporate Governance (continued)

(IV)	Major comments and recommendations put forward by the specific Board committees under the Board while discharging their duties during the Reporting Period

On 19 March 2018, the Board’s Audit Committee reviewed together with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and have reviewed the financial statements for the year ended 31 December 2017.

On 19 March 2018, the Board’s Remuneration and Appraisal Committee reviewed the remuneration of Directors, Supervisors and senior management set out in the Company’s annual report for the year ended 31 December 2017.

(V)	Information on Supervisory Committee’s identification of risks in the Company

The Company’s Supervisory Committee had no disagreements to the matters under their supervision during the Reporting Period.

(VI)

Information on whether the Company fails to guarantee independence from its controlling shareholder or maintain its ability to operate autonomously in respect of business, personnel, assets, organization and finances, etc.

The Company is independent of the controlling shareholder with regard to its business, personnel, assets, organizations and finances. The Company has full ability to conduct its business independently and has the ability to operate autonomously.

(VII)	Evaluation mechanism for senior management as well as the establishment and implementation of incentive mechanism during the Reporting Period

The Remuneration System for the senior management was considered and approved at the 2002 annual general meeting of the Company on 18 June 2003. In 2018, the Company continued to implement this system as the basis of appraising and rewarding the Company’s senior management.

In accordance with the Share Option Incentive Scheme of the Company and its ancillary measures considered and approved at the general meeting, the Company has achieved the relevant targets contemplated by the Share Option Incentive Scheme. According to the scheme, Directors Mr. Jin Qiang, Mr. Guo Xiaojun and Mr. Jin Wenmin were eligible participants, and have been granted the Company’s share options on 6 January 2015. Details of the share options granted are set out in “Share Option Incentive Scheme” under “Major Events” in the Report of the Directors of this annual report.

Internal Control

(I)	Statement of responsibility for internal control and the establishment of the internal control system

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a comprehensive internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, due to inherent limitations of the internal control, the Company can only provide reasonable level of assurance for the achievement of the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year of 2018.

2.	Establishment of internal control system

Overall plan of internal control establishment

Since 2004, the Company has established and implemented a comprehensive internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and amends the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and recommendations by external auditors on internal control review.

The Company’s internal control system has been established primarily for the following basic objectives: (a) to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are true and complete, improve operational efficiency and effectiveness, and facilitate the achievement of the Company’s development strategy; (b) to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and (c) to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

Work plan on establishing and improving the internal control system and implementation thereof

The Internal Control Manual (2018 Edition) comprises 22 categories, 56 operation process and sets out 1,571 control points and 182 authorization control indicators. The scope of control covers the major areas of the Company’s production, operations and development, as well as the key procedures of relevant business such as financial management, accounting and auditing, procurement of resources, product sales, capital expenditures, human resources and information management. The scope of control also includes reviewing the sufficiency of the Company’s resources of accounting, financial management and reporting functions as well as employee qualifications and experience and the adequacy of the training courses attended by the employees and the relevant budget.

In 2018, the Company diligently enforced the Internal Control Manual approved by the Board, and conducted self-assessment, walk-through test on procedures and integrated inspection on internal control in accordance with the relevant rules and regulations. PricewaterhouseCoopers Zhong Tian LLP, external auditor of the Company also reviewed the status of the Company’s internal control. The management of the Company considers that the internal control of the Company was effective during the Reporting Period.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

Establishment of the department inspecting and supervising internal control

The Company has established an internal control task force, with the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the guidance group is mainly responsible for approving interim amendments to the Internal Control Manual during the year, considering updates to the Internal Control Manual, reviewing the annual self-assessment report on internal control, handling and rectifying issues identified during an internal control inspection and reporting major issues to the Board for consideration and approval.

An internal control office was established under the internal control task force as the department in charge of internal control inspection and supervision. This office is responsible for directing or organizing daily inspections and evaluation, organizing annual comprehensive inspections and evaluation of the Company, organizing specific inspections and evaluation as needed, supervising and rectifying, drafting assessment proposals and reporting them to the internal control task force, and submitting regular reports on internal control inspection and supervision to the Audit Committee of the Board.

The Company has established an internal control supervisor working network consisting of 38 members. These internal control supervisors, representing their respective departments, and administrative heads of second-tier units, each conduct internal control work and activities within their respective supervisory scope, and functionally report to the internal control office of the Company.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

The Board’s work arrangements for internal control

The Audit Committee set up by the Board regularly takes into account reports on the establishment of the internal control system of the Company and the findings of the implementation and inspection of the internal control on a regular basis. The Board also considers and publishes a self-assessment report on the internal control of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company annually.

PricewaterhouseCoopers, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the “Sarbanes-Oxley Act”. PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2018.

Improvements in the internal control system in relation to financial audit

The Company took the lead for assessing the rules and regulations and fully assessed the compliance and effectiveness of each system. A total of 58 amendments were made, 49 systems were amended and 9 system were added.

Deficiencies in internal control and the relevant rectification

The Company conducted a self-assessment on its internal control work in 2018. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2018 to 31 December 2018.

Internal Control (continued)

(II)	Disclosure of the self-assessment report on internal control

The Company has disclosed the self-assessment report of the Board on the Company’s internal control.

(III)	Auditor’s report on internal control

The Auditor’s report on internal control is disclosed or not: Disclosed

The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company for the year ended 31 December 2018 pursuant to the requirements of the Audit Guidelines for Enterprise Internal Control and an auditor’s report on internal control has been issued.

(IV)	The Company’s establishment of an accountability system for major errors in the disclosure of information in annual reports

The Company’s Information Disclosure Management System (2017 Revised Version) sets out specific regulations for the accountability of major errors in the disclosure of information in its annual reports. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report, which required amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules)

The Company is committed to operating in compliance with corporate governance standards by implementing stringent corporate governance measures and enhancing accountability and transparency to deliver higher returns to shareholders. It is the Board’s belief that maintaining a good corporate governance system and a world-class governance model are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies and to develop the Company into a competitive international petrochemical enterprise.

(I)	Corporate Governance Practices

The Company has applied the principles as set out in the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all applicable principles and code provisions set out in the Corporate Governance Code, except for the deviation from code provision A.2.1 which states that the roles of chairman and chief executive should be separate and should not be performed by the same individual, details of which are set out in the “Chairman and President” section in this report. Since 5 September 2018, the Company has eliminated this deviation and has complied with the code provision A.2.1 of the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all applicable principles and code provisions set out in the Environmental, Social and Governance Reporting Guide, details of which are set out in the Company’s “2018 Corporate Social Responsibility Report”.

(II)	Securities Transactions by Directors and Supervisors

The Company has adopted and implemented the Model Code for Securities Transactions as set out in Appendix 10 to the Hong Kong Listing Rules.

Specific enquiry has been made with all the Directors and Supervisors and the Directors and Supervisors have confirmed that they have fully complied with the Model Code for Securities Transactions throughout the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transactions by the senior management was discovered by the Company.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(III)	Board of Directors

1.	Composition of the Board

The Board currently consists of 12 Directors, including 6 Executive Directors, 2 Non-executive Directors and 4 Independent Non-executive Directors, among whom there is one Chairman, one President and four Vice Presidents. Details of the current Board composition are as follows:

Executive Directors:

Wu Haijun, Chairman, Chairman of the Strategy Committee and member of the Nomination Committee

Shi Wei, President and member of the Strategy Committee Jin Qiang, Vice President

Guo Xiaojun, Vice President and member of the Strategy Committee

Jin Wenmin, Vice President

Zhou Meiyun, Vice President, Chief Financial Officer and member of the Remuneration and Appraisal Committee and the Strategy Committee

Non-executive Directors:

Lei Dianwu, member of the Strategy Committee

Mo Zhenglin, member of the Strategy Committee

Independent Non-executive Directors:

Zhang Yimin, Chairman of the Remuneration and Appraisal Committee and the Nomination Committee

Liu Yunhong, member of the Audit Committee

Du Weifeng, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee

Li Yuanqin, Chairman of the Audit Committee and member of the Strategy Committee

The biographical information of the Directors are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 23 to 30 of this annual report. The Directors (including the Chairman and the President (equivalent to the chief executive officer) have no financial, business, family or other material relationship with each other.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

2.	Attendance Records of Directors

The Board meets at least once per quarter. In 2018, the Board held nine meetings. Most of the Directors entitled to attend the meetings had actively attended the nine meetings held this year in person or by alternates. Before each Board meeting, the joint company secretary would consult each Director on matters to be tabled at the Board meeting. Any matters raised by the Directors would be included in the agenda of the Board meeting. During the Reporting Period, notices and draft agenda of Board meetings were sent to all Directors at least 14 days before the date of the meeting.

To facilitate the Directors in performing their duties effectively and obtaining relevant information to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member or Board committee member at least five days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the senior management before any Board meeting. The Directors and members of the Board committees have access to the papers and minutes of meetings of the Board or the Board committees.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

The attendance records of each Director at the Board meetings and the general meetings of the Company held during the Reporting Period are set out in the table below:

			Annual	Extraordinary
	Board Meeting		General Meeting	General Meeting
	Attendance in	Attendance by	Attendance/	Attendance/
	Person/Number of	Alternate/Number	Number of	Number of
Name of Director	Meetings	of Meetings	Meetings	Meetings
Executive Directors:
Wu Haijun	9/9	—	1/1	1/1
GaoJinping(1)	5/5	—	1/1	0/0
Shi Wei(2)	2/2	—	0/0	0/0
Jin Qiang	9/9	—	1/1	1/1
Guo Xiaojun	9/9	—	1/1	1/1
Jin Wenmin(3)	9/9	—	1/1	1/1
Zhou Meiyun	8/9	1/9	0/1	1/1
Non-executive Directors:
Lei Dianwu	6/9	3/9	0/1	0/1
Mo Zhenglin	7/9	2/9	0/1	1/1
Independent Non-executive Directors:
Zhang Yimin	9/9	—	1/1	0/1
Liu Yunhong	7/9	2/9	0/1	1/1
Du Weifeng	9/9	—	0/1	1/1
Li Yuanqin	9/9	—	1/1	0/1

(1)	Mr. Gao Jinping resigned as Executive Director on 5 September 2018.
(2)	Mr. Shi Wei was appointed as Executive Director on 8 November 2018.
(3)	Mr. Jin Wenmin was appointed as Executive Director on 13 June 2018.

Apart from the abovementioned Board meetings, the Chairman also held one meeting with the Non-executive Directors (including the Independent Non-executive Directors) without the presence of Executive Directors during the Reporting Period to discuss the Board’s annual work plan and the implementation of such plan and to review the state of the Company’s production and operations and its development prospects.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

3.	Chairman and President (equivalent to Chief Executive Officer)

The duties and responsibilities of the Chairman and the President are separated and the scope of their respective duties and responsibilities is set out in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. He is also committed to improving the quality of the information and the timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. He is to lead the Board, encourage the Directors to carry out their duties in good faith with mutual support and close cooperation, and make an active contribution to the production, operations, reform and development of the Company. The President is accountable to the Board. With the authorization of the Board, the President shall have the power to fully manage the Company’s business, deal with all internal and external affairs of the Company including presiding over the management of the Company’s production and operations, developing basic rules and regulations of the Company, organizing and implementing the annual business plan and investment proposals of the Company, etc.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive should be separate and should not be performed by the same individual.

During the Reporting Period, Mr. Wu Haijun served as the Chairman and the President (equivalent to chief executive officer), but resigned as the President on 5 September 2018. Mr. Wu Haijun has extensive experience in the management of petrochemicals production business and was the most suitable candidate to serve as both the Chairman and the President of the Company from 1 January 2018 to 4 September 2018. Mr. Shi Wei was appointed as the President with effect from 19 September 2018. Since 5 September 2018, the Company has complied with provision A.2.1 of the Corporate Governance Code.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

4.	Independent Non-executive Directors

During the Reporting Period, the Board at all times has four Independent Non-executive Directors representing one-third of the Board, meeting the requirements of the Hong Kong Listing Rules relating to the appointment of at least three Independent Non-executive Directors representing at least one-third of the Board with one of whom possessing appropriate professional qualifications, or accounting or related financial management expertise.

The Independent Non-executive Directors possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Non-executive Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders.

The Company has received written annual confirmation from each of the Independent Non-executive Directors in respect of his or her independence in accordance with the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules. The Company considers all Independent Non-executive Directors independent.

5.	Appointment and Re-election of Directors

All Directors (including Non-executive Directors and Independent Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by shareholders at the general meeting for a term of three years, and shall be eligible for re-election upon expiry of their term of office. However, the term of an Independent Non-executive Director may not exceed a total of six years.

6.	Responsibilities of the Directors

The Board is primarily responsible for formulating and supervising the strategic development of the Company, setting the objectives, strategies, policies and business plans of the Company, reviewing and monitoring the Company’s operations and financial performance directly and indirectly through its committees, as well as devising the appropriate risk management and internal control policies and systems, thereby ensuring the achievement of the Company’s strategic objectives.

All Directors, including Non-executive Directors and Independent Non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The functions of the Non-executive Directors include participating in Board meetings to provide independent opinions, taking a lead at Board meetings where potential conflict of interests arises, serving as members of the Board committees when invited, scrutinizing the Company’s performance and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company’s expenses for discharging their duties to the Company. When the Directors are required to give opinions on matters such as external guarantees, financing and connected transactions, the Company will appoint relevant independent professionals such as auditors, financial advisers and lawyers to provide independent professional opinions to help the Directors discharging their duties.

The Board reserves the power to make decisions relating to all major matters including policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and co-ordinating the daily operation and management of the Company are delegated to the management.

The Rules of Procedures for the Board, an appendix to the Articles of Association, contain detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

The Directors shall disclose to the Company details of other offices held by them and the Board regularly reviews the contribution required from each Director to perform his responsibilities to the Company.

The Company has purchased Directors’ and officers’ liabilities insurance in respect of any possible legal action against its Directors and officers arising out of corporate activities.

7.	Continuous Professional Development of Directors & Company Secretary

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

To ensure that the Directors adequately understand the operations and businesses of the Company, every newly-appointed Director will receive a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions will also be organized for newly-appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the requirements of the relevant laws and regulations, including the Hong Kong Listing Rules, and to enable them to have a timely and comprehensive understanding of the operations of the Company.

In addition, all Non-executive Directors will receive updated information from the management regularly, including strategic plans, business reports and analyses on economic activities, etc. with a view to assist them to perform their duties effectively.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

All Directors should participate in continuous professional development to upgrade their expertise and skills and to refresh their knowledge to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided the Company records of their participation in the relevant training in 2018. The Company is also committed to organizing training programs for its Directors. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

During the Reporting Period, Mr. Wu Haijun participated in the 5th Seminar on Chairmen and General Managers of Listed Companies in 2018. Mr. Guo Xiaojun participated in the 47th Affiliated Persons Enhanced Continuing Professional Development Seminar organized by the Hong Kong Institute of Chartered Secretaries. Mr. Liu Yunhong participated in the follow-up training of independent directors of listed companies organized by Shanghai Stock Exchange and the senior certificate course of capital market risk management organized by China Capital Market Institute. Ms. Li Yuanqin read the journal articles related to accounting. Mr. Zuo Qiang read the publications related to the Company Law of the PRC and the management measures of the information disclosure of listed companies. Ms. Li Xiaoxia read the publications related to the Company Law of the PRC and the measures for the implementation of equity incentives for listed companies. Mr. Zhai Yalin and Mr. Fan Qingyong read publications related to the Company Law and Securities Law of the PRC. Mr. Zheng Yunrui read publications related to corporate law. Mr. Choi Ting Ki participated in training courses on tax impact of new financial instrument standards, comprehensive tax considerations for investment and mergers and acquisitions, seminars on new leases standards and real estate securitization, and International Financial Reporting Standards (No. 15-Income) held by Shanghai KPMG.

(IV)	Board Committees

The Board has established four committees, namely, the Audit Committee, the Remuneration and Appraisal Committee, the Nomination Committee and the Strategy Committee, for overseeing particular aspects of the Company’s affairs. All Board committees stipulate their terms of reference. The Rules of Procedures of the Board committees are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company and are available to shareholders upon request. The Board committees submit minutes, resolutions and reports to the Board subsequent to their meetings in respect of the progress of work and results of discussion.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duties of the Remuneration and Appraisal Committee are to formulate and review the remuneration policies and proposals for the Directors and senior management of the Company, to set performance appraisal standards and conduct performance appraisals of the Directors and senior management of the Company, and to establish transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his directly interested parties is involved in deciding his own remuneration.

The committee may seek advice from independent professionals if required in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Board comprises one Executive Director and two Independent Non-executive Directors.

Members of the Remuneration and Appraisal Committee during the Reporting Period were as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director
Zhou Meiyun, Executive Director

(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2018, the Remuneration and Appraisal Committee held three meetings with a record of attendance as follows:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Zhang Yimin	3/3	—
Du Weifeng	3/3	—
Zhou Meiyun	2/3	1/3

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(iv)	Procedures and Basis for the Determination of Remuneration of Directors, Supervisors and Senior Management

The remuneration of Independent Non-executive Directors is determined in accordance with the “Remuneration System for Independent Directors” amended at the 2007 annual general meeting held in June 2008. The remuneration of other Directors, Staff Supervisors, External Supervisors and senior management is determined according to the “Remuneration System for Directors, Supervisors and Senior Management” passed at the 2002 annual general meeting held in June 2003. The remuneration of Independent Supervisors is determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the 2016 annual general meeting held in June 2017.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Directors and senior management of the Company, and makes recommendations to the Board on their remuneration according to the results of the appraisal.

(v)	The Work of the Remuneration and Appraisal Committee during the Reporting Period

During the Reporting Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the senior management. The committee also reviewed the remuneration structure of the Directors, Supervisors and senior management, and regarding the Share Option Incentive Scheme, the Committee reviewed the implementation, eligible participant, number of shares and management measures for incentivizing targets, as well as the fulfillment of exercise conditions for the second exercisable period of share options, failure of meeting exercise conditions for the third exercisable period of share options as well as the adjustments to the number of share options outstanding due to job transfer.

2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, reviewing the effectiveness of the Company’s internal audit function, supervising the internal audit system and its implementation, reviewing the financial information of the Company and its disclosure including verifying the completeness of financial statements, annual reports and interim reports of the Company, reviewing the major opinions stated in the financial statements and reports of the Company, reviewing the financial control, internal control and risk management systems of the Company, reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company and examining connected transactions of the Company.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company pays close attention to the minutes and reports prepared by the Audit Committee. The committee may seek advice from independent professionals in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Board comprises three Independent Non-executive Directors

Members of the Audit Committee during the Reporting Period were as follows:

Chairman:	Li Yuanqin, Independent Non-executive Director

Members:	Liu Yunhong, Independent Non-executive Director
Du Weifeng, Independent Non-executive Director

(iii)	Meetings of the Audit Committee

The Audit Committee convenes at least two meetings each year. In 2018, the Audit Committee held two meetings without the presence of the Executive Directors with a record of attendance as follows:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Li Yuanqin	2/2	—
Liu Yunhong	2/2	—
Du Weifeng	2/2	—

(iv)	The Work of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed the accounting principles and standards adopted by the Company, the interim and annual financial results and reports, significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and relevant scope of works and continuing connected transactions of the Company.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

3.	The Nomination Committee

(i)	Role and Functions of the Nomination Committee

The Nomination Committee is accountable to the Board, and is mainly responsible for reviewing the Board composition, making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management of the Company and on their qualifications to hold office, and assessing the independence of Independent Non-executive Directors.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy, including but not limited to gender, age, cultural and educational background, professional qualifications, experience, skills, knowledge and length of service, etc. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where applicable, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate’s character, qualifications, experience, independence and other relevant criteria necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

The Company provides adequate resources to the Nomination Committee for the performance of its duties. The committee may seek independent professional advice during the performance of its duties at the Company’s expense.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Board comprised one Executive Director and two Independent Non-executive Directors.

Members of the Nomination Committee during the Reporting Period were as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director
Wu Haijun, Executive Director

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(iii)	Meetings of the Nomination Committee

The Nomination Committee convenes at least one meeting each year. In 2018, the Nomination Committee held two meetings during the Reporting Period. The attendance record of the meetings of the Nomination Committee is set out in the table below:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Zhang Yimin	2/2	—
Du Weifeng	2/2	—
Wu Haijun	1/2	1/2

(iv)	The Work of the Nomination Committee during the Reporting Period

During the Reporting Period, the Nomination Committee reviewed the structure and number of members and composition of the Board. The committee also nominated the candidates of the Ninth Session of the Board and President of the Company. It also assessed the independence of the Independent Non-executive Directors and considered that an appropriate balance of diversity perspectives of the Board is maintained and has not set any measurable objective implementing the Board Diversity Policy.

4.	The Strategy Committee

(i)	Role and Functions of the Strategy Committee

The major duties of the Strategy Committee are to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect the Company’s development, and to monitor the Company’s long-term development strategic plan.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(ii)	Members of the Strategy Committee

The Strategy Committee comprised four Executive Directors, two Non-executive Directors and one Independent Non-executive Director

Chairman:	Wu Haijun, Executive Director

Members:	Shi Wei, Executive Director (appointed on 8 November 2018)
Guo Xiaojun, Executive Director
Zhou Meiyun, Executive Director
Lei Dianwu, Non-executive Director
Mo Zhenglin, Non-executive Director
Li Yuanqin, Independent Non-executive Director

(iii)	Meetings of the Strategy Committee

In 2018, the Strategy Committee held one meeting during the Reporting Period. The attendance record of the meeting of the Strategy Committee is set out in the table below:

Name of Director	Attendance in Person/ Number of Meetings	Attendance by Alternate/ Number of Meetings
Wu Haijun	1/1	—
Shi Wei	1/1	—
Guo Xiaojun	1/1	—
Zhou Meiyun	1/1	—
Lei Dianwu	0/1	—
Mo Zhenglin	0/1	—
Li Yuanqin	1/1	—

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(iv)	The Work of the Strategy Committee during the Reporting Period

During the Reporting Period, the Strategic Committee, aiming at building a “leading domestic and world-class” refining and chemical enterprise and relying on the internal and external forces of the enterprise, carried out strategic research on cracking the bottleneck of development, carried out research on the Company’s phased strategic direction and implementation plan, the promotion of new material industry, the development of fine chemical business and other topics, and improved the Company’s recent planning projects and specified the medium and long-term development ideas and objectives of the Company, striving to gradually build Shanghai Petrochemical into an internationally competitive refining and chemical enterprise in “two three-year periods” and “two ten-year periods”.

5.	Corporate Governance Functions

The Board is responsible for performing the functions set out in provision D.3.1 of the Corporate Governance Code.

The Board reviewed the Company’s corporate governance policies and practices, training and continuous professional development of Directors and senior management, the Company’s policies and practices on compliance with legal and regulatory requirements, the compliance of the Model Code for Securities Transactions, and the Company’s compliance with the Corporate Governance Code and disclosure in this Corporate Governance Report.

6.	Supervisory Committee

The Company’s Ninth Session of the Supervisory Committee comprised seven members, including three Employee Representative Supervisors (one of whom had served as Chairperson of the Supervisory Committee), two External Supervisors and two Independent Supervisors as at 1 January 2018.

The Supervisors are appointed for a fixed term of office and the term of office of each Supervisor including those who have resigned during the Reporting Period are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 23 to 30 of this annual report.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

In 2018, the Supervisory Committee convened six meetings with a record of attendance as follows:

Name of Supervisor	Position	Attendance in Person/Number of Meetings	Attendance by alternate/Number of Meetings
Ma Yanhui	Employee Representative Supervisor and Chairperson	6/6	—
Zuo Qiang	Employee Representative Supervisor	6/6	—
Li Xiaoxia	Employee Representative Supervisor	6/6	—
Zhai Yalin	External Supervisor	5/6	1/6
Fan Qingyong	External Supervisor	4/6	2/6
Zheng Yunrui	Independent Supervisor	6/6	—
Choi Ting Ki	Independent Supervisor	6/6	—

The Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law of the PRC and the Code of Corporate Governance for Listed Companies of the PRC. The Supervisory Committee diligently discharges its supervisory duties and exercises supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies of the PRC. It also supervises the enforcement of the resolutions passed at general meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system. The Supervisory Committee also examines the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the orderly operations of the Company and safeguarding shareholders’ interests.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(V)	Risk Management and Internal Controls

The Board acknowledges its responsibility for the risk management and internal control systems and the review of their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board ensures that risk management and internal control systems of the Company are sound and effective to safeguard the shareholders’ interests and its assets. The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various internal control and risk management procedures and guidelines including the Internal Control Manual, the SINOPEC Comprehensive Risk Management Procedures and SINOPEC Comprehensive Risk Management Implementation Programme with defined authority for implementation by key business processes and office functions, including project management, sales, financial reporting, human resources and information technology.

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security etc.

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provided treatment plans, monitored the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The Internal Audit Department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The Internal Audit Department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee. The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company according to the guidelines set out in the Audit Guidelines for Enterprise Internal Control (the “Guidelines”) and the Report on Internal Control over Financial Reporting was issued pursuant to the Guidelines.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

The Company has developed its disclosure policy which provides a general guide to the Company’s Directors, officers, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. The Company has in place a “System for the Registration and Management of Inside Information” and an “Information Disclosure Management System” which were regularly reviewed by the Board to administer the registration and management of persons with access to the Company’s insider information including but not limited to the Directors, Supervisors and senior management, strengthen the confidentially of the flow of inside information, monitoring information disclosure to safeguard the leakage of inside information and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

1.	Implementation of Internal control

Internal control task force is the leading unit of the internal control work of the Company with the President and the Chief Financial Officer as chief and deputy chief, respectively, and an internal control office was established under the task force. It is responsible for organizing and coordinating the establishment, implementation and daily operation of internal control, as well as the submission of work reports on the inspection and supervision of internal control to the Audit Committee on a regular basis. A supervisory working network consisting of special personnel of each department (unit) responsible for internal control function was established within the Company. The internal control supervisors, on behalf of their own departments, and administrative heads each carry out internal control work within their own scope.

Since the implementation of the internal control system of the Company in 2004, the Company has strictly complied with the requirements of internal control regulations of the CSRC. Combined with corporate management and internal controls, the Internal Control Manual was reviewed annually so as to improve the internal control business process, to specify responsibilities of different departments and positions in charge of the respective control processes, and to urge staff to perform internal control responsibility. The 2018 version of the Internal Control Manual specifies 22 categories, 55 processes and a total of 1,571 control points.

In 2011, the Company launched an internal control management information system and built a dynamic validation and correction system of system data to continuously improve the internal control management information system annually. At the same time, the internal control office actively guides the respective departments responsible for different processes and the secondary units for the online management of internal control and gradually enforces online enquiry and online quarterly testing under the Internal Control Manual.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

2.	Implementation of comprehensive risk management

In 2011, the Company set up a comprehensive risk management task force with key heads of the Company as leaders. The task force has set up an office in the Corporate Management Department of the Company and functions as the daily risk managing organ of the Company.

In 2013, based on the then “Integrated Management System” and other professional management systems, the Company extensively carried out risk management status research, arranged and analysed existing issues and learnt from the successful experience and typical practices of domestic and overseas advanced enterprises and prepared the SINOPEC Comprehensive Risk Management Procedures, which are included in the Integrated Management System. The risk management procedures specify five basic processes of comprehensive risk management, namely risk information collection, risk evaluation, risk response, monitoring and warning, and supervisory assessment and improvement. Through risk identification and assessment, the Company conducts analysis of the effectiveness of the existing internal control system and professional management and creates foundation system of the Company for the establishment of the risk warning system and risk response strategy and measures.

In 2016, the Company developed the SINOPEC Comprehensive Risk Management Implementation Programme according to control capability, management strength and company management conditions, and standardized assessment methods and standards. The Company launched resources management, interest rate and Forex rate special risk identification, and evaluation work to enhance the comprehensive risk management of the Company.

Pursuant to the planning and requirements of State-Owned Assets Supervision and Administration Commission of the State Council, the Company is focusing on its goal of establishing a refining and petrochemical enterprise which is “leading domestically, first-class globally”. The Company vigorously implements annual risk assessment work, organizes some of the Company’s leaders, key department heads to participate in the material and significant online risk identification evaluation to start and perform comprehensive risk management of the Company to provide foundation for the establishment of the risk warning system and risk response strategy and measures. On the basis of the revised Internal Control Manual, the Company organized the persons in charge of the business process to comprehensively identify, analyse and assess material and significant tier 3 risks and attend to tier 4 risks. The Company has preliminary set up the “SINOPEC Risk Database” and improved the key information maintenance of “Risk Level Rating” and “Risk Response Measures” in the system.

The Company set up a comprehensive risk management office which is responsible for collecting and organizing risk information regarding the Company as well as domestic and foreign industry. It sorts out, analyzes and summarizes, forms a risk list, and regularly completes and updates the risk list. The Company set up an internal control office to establish risk assessment work standards, procedures and management rules, formulate company risk assessment plans, and organize risk assessment task.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

Through the implementation of effective supervision and evaluation and improved supervision, the Company effectively promotes the Company’s overall risk management, and forms a closed-loop management mechanism for self-improvement and continuous optimization. Internal supervision of the Company is divided into daily supervision and special supervision. Daily supervision refers to the routine and continuous supervision and inspection of the Company’s establishment and implementation of internal control; special supervision refers to the situation where the Company undergoes major adjustments or changes in its development strategy, organizational structure, business activities, business processes, and key positions, there will be a targeted supervision and inspection of one or more aspects of internal control. The scope and frequency of special supervision depends on the impact of the risk and the effectiveness of the control.

The Company has established a comprehensive internal inspection and evaluation mechanism, designating internal audit as the Company’s responsible division to supervise and improve risk management, and the audit department is responsible for the independent supervision and evaluation of the setting up of the risk management system and the effectiveness of implementation, reporting according to prescribed procedures and monitoring the progress. The Board is responsible for the supervision of the Company’s internal control evaluation work, identifies the Company’s major internal control deficiencies, reviews the relevant rectification measures and oversees the management in the implementation of the measures, reviews and approves the internal control evaluation report. The Supervisory Committee supervises the Board’s establishment and implementation of internal control.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the Reporting Period. The Board, as supported by the Audit Committee as well as the management report on the internal audit findings, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the Reporting Period, and considered that such systems are effective and adequate. The annual review also covered the financial reporting and internal audit function and staff qualifications, experiences and relevant resources.

For further details of the risk management and internal controls of the Company, please refer to the section headed “Internal Control” on pages 43 to 47 of this annual report.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(VI)	Directors’ Responsibilities in relation to the Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the year ended 31 December 2018.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

All Directors regularly receive comprehensive reports from the management covering strategic proposals, latest operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, announcements relating to inside information and other financial disclosures as required under the Hong Kong Listing Rules.

During the Reporting Period, the management provided members of the Board with monthly information on the Company’s production and financial analysis, as well as Xinjinshan Post (《新金山報》), a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, Directors including Independent Non-executive Directors were also able to learn about the latest updates on the Company’s business and information disclosure on the Company’s website in a timely manner.

The statements of the independent auditors of the Company (both international and domestic) about their reporting responsibilities on the financial statements are set out in the respective Report of the Independent Auditor and Report of the PRC Auditor on pages 153 to 157 and pages 277 to 281, respectively of this annual report.

(VII)	Auditors’ Remuneration

An analysis of the remuneration paid to the external auditors of the Company, Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, in respect of audit services and non-audit services for the Reporting Period is set out in the table below:

Auditor	Service Category	Fees Paid/Payable
PricewaterhouseCoopers	– Audit services	RMB	3,000,000
	– Non-audit services	RMB	0
PricewaterhouseCoopers Zhong Tian LLP	– Audit services	RMB	4,800,000
	– Non-audit services	RMB	150,000

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(VIII)	Company Secretary

Mr. Guo Xiaojun, secretary of the Board, was appointed as joint company secretary on 15 June 2017. Ms. Chan Sze Ting, Corporate Services Manager of Tricor Services Limited, external service provider, was appointed as joint company secretary in place of Ms. Siy Ling Lung following Ms. Siy’s resignation as joint company secretary on 26 April 2018. Ms. Chan’s primary contact person in the Company is Mr. Guo Xiaojun.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters.

(IX)	Shareholders’ Rights

The Company engages shareholders through various communication channels and the “Work System of Investor Relations” is in place to ensure that shareholders’ views and concerns are appropriately addressed.

To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll and poll results will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company after each general meeting.

The rights of shareholders holding ordinary shares of the Company are also set out in the Articles of Association. Upon written requests of the shareholders and verification of their identities and shareholding by the Company, they will be allowed to access to relevant information as permitted by law, administrative regulations and the Articles of Association.

1.	Convening an Extraordinary General Meeting

Pursuant to Article 63(3) of the Articles of Association, the Board shall convene an extraordinary general meeting within two months upon written requisition by the shareholders individually or jointly holding 10% or more of the issued and outstanding voting shares of the Company.

2.	Putting Forward Proposals at General Meeting

Pursuant to Article 65 of the Articles of Association, when the Company convenes a shareholders’ general meeting, the Board, the Supervisory Committee and shareholders who individually or jointly hold shares with 3% or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Shareholders who individually or jointly hold 3% or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

3.	Putting Forward Enquiries to the Board

To put forward any enquiries to the Board of the Company, shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

4.	Contact Details

Shareholders may send their enquiries or requests as mentioned above to the Company’s registered address as follows:

48 Jinyi Road

Jinshan District

Shanghai

The People’s Republic of China

For the attention of Mr. Guo Xiaojun, Secretary to the Board

For the avoidance of doubt, shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders’ information may be disclosed as required by law.

Corporate Governance Report (continued)

(Prepared in accordance with the Hong Kong Listing Rules)

(X)	Investor Relations

The Company considers that effective communication with shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies. The Company maintains communications with its shareholders. The Company’s major communication channels include annual general meeting, other general meetings, the Company’s website, email, fax and telephone numbers of the Secretary Office of the Board. Through the above communication channels, shareholders may adequately express their opinions or exercise their rights.

The Company is committed to enhancing its relationship with investors. The Chairman presides over and participates in major investor relations activities (including general meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences and major financial media interviews, etc.) and maintains contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

During the Reporting Period, the Company continued to strengthen the management of investor relations, implement in good faith the “Work System of Investor Relations”, engage in active interaction and communications with investors and submit investors’ opinions and suggestions to the Company’s management in a timely manner.

In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2018, the Company held two large-scale results briefings and press conferences in Hong Kong while several “one-to-one” meetings were held within and outside China. The Company has also welcomed hundreds of domestic and foreign investors to its headquarters, and replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Directors and senior management also actively attended capital market meetings organized by securities research companies and investment banks.

The information on the Company’s website is updated regularly to keep the investors and the public informed of the Company’s latest developments.

During the Reporting Period, the Company has amended its Articles of Association at the first extraordinary general meeting in 2018 held on 8 November 2018. Details of the amendments are set out in the circular dated 21 September 2018 to the shareholders. An up-to-date version of the Company’s Articles of Association is also available on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

Report of the Directors

Section I Business Overview

(I)	Description of the principal business, operating model and industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

For details on the industry in which the Company operates its business, please refer to Section III of this chapter “Analysis on Operational Information of the Chemical Industry”.

(II)	Analysis of core competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemicals, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

Report of the Directors (continued)

Section II Management Discussion and Analysis

(I)	Management Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

1.	General – Review of the Company’s operations during the Reporting Period

In 2018, the recovery of the world economy remained on track. While the US economic performance was impressive, the European economy showed signs of a slowdown and the Japanese economy suffered from downward pressure.The economic growth of emerging and developing economies was generally flat. Amid complicated domestic and international environment and various challenges, China’s economy generally remained stable. The old growth drivers were replaced by the new growth drivers at a faster pace, and its economic structure was further optimized with the quality of growth and efficiency was enhanced. However, due to the increasing risk of external environment uncertainty, the increasing fluctuation of domestic stock and exchange markets, and the difficulties that the real economy encountered, China’s economy moderated downwards throughout the year. The gross domestic product (GDP) grew by 6.6%, down 0.3% from the growth rate of a year ago. The overall situation of China’s petrochemical industry continued to be stable with positive outlook. Domestic production and market demand was basically stable, and the product prices went up. Both of total market revenue and profit climbed.

In 2018, focusing on overall efficiency and profits of the Company, the Group actively responded to the complex and constantly changing market environment, worked on safety and environmental protection, optimizing operation, cost reduction, market development, research and development, human resource development, etc. The Group has achieved major improvement in production and operation and has continued to maintain a relatively high level of profitability.

Report of the Directors (continued)

(1)	Enhancing HSSE management, strengthening the foundation of production and operation

In 2018, the Group actively explored a new mode of HSSE management, implemented an accountability system for work safety and environmental protection, built a process safety management system on a pilot basis, thereby laying a solid foundation for the full implementation of process management. Moreover, it addressed the importance of leadership’s responsibilities in managing risk issues; strengthened safety management of contractors and field operations; actively promoted green enterprises initiatives, focusing on air pollution control; improved basic LDAR data base and promoted full coverage of LDAR; actively implemented Shanghai Clean Air Action Plan and carried out relevant projects of the second round of Jinshan District Environmental Comprehensive Remediation Action; and continuously carried out “All Employees Safety Diagnosis” and “10,000 Employees Checking Odor” programmes. The Company maintained an HSSE record of “Seven Zeros” for the whole year and was won the “Excellence in Safety Production and Environment Protection” award in Sinopec Group; strengthened production and operation management; intensified unplanned shutdown management and examination and enhanced maintenance management of key unit equipment. The Company successfully completed the centralized inspection and modification of 48 sets of equipment mainly in 2# ethylene new area and all achieved success in the first text operation. In 71 main technical and economic indicators under the corporate monitoring, 38 indicators were better than those year with year-on-year progress rate of 53.52%; and 29 indicators reached an advanced level of the industry with an industry advance rate of 40.85%.

In 2018, the Group’s facilities ran smoothly. The processing volume of crude oil remained stable but the processing business was reduced, leading to an increase in the amount of the Group’s products and commodities. The total volume of main product sales was 13,416,000 tons, representing an increase of 6.42% as compared to the previous year. In 2018, the Group’s turnover was RMB107,689 million, representing a decrease of 17.10% as compared to the previous year. The product sales rate was 100.21% and the loan return rate was 100%. The Group maintained the high quality of its products.

(2)	Continuous improvement in petroleum and petrochemical market and increase in product prices

In 2018, underpinned by the increased prices of bulk commodities and a revival of industry investment, domestic petroleum and petrochemical market continued to thrive and the prices of petrochemical products went up further. Nevertheless, the refined oil market became increasingly saturated and market competition intensified. The gross profit margin of chemical industry narrowed. As of 31 December 2018, weighted average prices (excluding taxes) of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products of the Group increased by 20.35%, 7.77%, 9.68% and 24.72% respectively when compared with the previous year.

Report of the Directors (continued)

(3)	International crude oil prices fluctuated greatly, while the annual average oil price increased, and the volume of refined cruel oil has remained the same

In 2018, international crude oil prices showed an inverted V-shaped trend. In the first three quarters, the Brent crude oil price fluctuated and climbed to a recent high of US$86/barrel, driven by the effect of production reduction in major oil producing countries and a series of geopolitical risks. In the fourth quarter, the market began to worry that because of the global economic slowdown, the supply of crude oil would be excessive, the production of crude oil in the United States and Russia reached an all-time high, and the political pressure exerted by the United States on Saudi Arabia would curb the price of crude oil, etc, the oil prices declined sharply, hitting the lowest level in the year. By the end of 2018, Brent crude oil prices fell about 20% from the end of 2017, and American West Texas Intermediate (WTI) crude oil prices dropped by around 25% over the end of 2017. However, the average price of crude oil in 2018 was still higher than previous year’s level. The average price of WTI crude oil in 2018 was 64.22 US dollars per barrel, increasing by 26.12% from 50.92 US dollars per barrel in 2017. Average price of Brent crude oil was 71.59 US dollars per barrel, increasing by 30.66% from 54.79 US dollars per barrel in 2017. Average price of Dubai crude oil was 69.87 US dollars per barrel, increasing by 30.72% from 53.45 US dollars per barrel in 2017.

As of 31 December 2018, the Group totally processed 14,379,000 tons of crude oil (including 729,200 tons of processing on given materials), increasing by 26,200 tons than in previous year with slightly increase of 0.18%. In 2018, the average unit cost of processing crude oil (proprietary part) by the Group was RMB3,382.38 per ton (RMB2,581.35 per ton in 2017) with an increase of 31.03%. The total costs for crude oil processing of the Group in 2018 was RMB46,168 million with an increase of 40.31% compared with RMB32,904 million in previous year, which accounted for 51.39% of the total cost of sales.

Report of the Directors (continued)

(4)	Continuous optimization of operation and cost reduction

In 2018, the Group adhered to market-oriented and efficiency-centered principles, continued to optimize its production and operation, and costs reduction, achieved effective improvement of management levels and capabilities of improving efficiency. The Group continued the three-month rolling price forecast, dynamically adjusted production and operation arrangements, optimized crude oil distribution plan and the structure of ethylene raw materials. The cost of ethylene raw materials per ton ranked the second in Sinopec. The Group optimized structure of refined oil products and sped up the upgrade of oil quality. In August, the Group launched gasoline and diesel of China 6 Standard in the market. The accumulated diesel to gasoline ratio was 1.16, which declined by 0.06 as compared with the end of 2017. High-grade gasoline ratio reached 31.42%, increased by 2.46 percentage points year-on-year. The Group continuously worked on cost reduction, vigorously implemented measures such as reducing the cost of crude oil procurement, cost control and developing monetary financial derivatives business. The crude oil procurement cost was lower than the average price of Sinopec by US$1.12/barrel, and the major expenses were RMB128 million lower than the target amount. The Group actively strive for various tax incentives, with cumulative savings of RMB95 million. Finance expenses of this year was RMB -337 million, decreased by RMB130 million year-on-year.

(5)	Further progress made in energy conservation and emission reduction

In 2018, the Group continued to implement various energy conservation and emission reduction measures in accordance with relevant requirements of the state for energy conservation and emission reduction, and fully completed the energy conservation and emission reduction targets issued by the government. In 2018, the accumulated comprehensive energy consumption of the Company was 6,849 thousand tons of standard coal and the comprehensive energy consumption of ten-thousand-Yuan output value was 0.760 tons of standard coal (unchanged price in 2010), which decreased by 1.17% from 0.769 tons of standard coal/ten thousand Yuan in previous year. Compared with the previous year, the annual COD emissions decreased by 24.58%, ammonia nitrogen emissions by 39.20%, sulfur dioxide emissions by 64.01%, nitrogen oxide emissions by 39.96% and volatile organic compounds (“VOCs”) emissions by 16.63%. The control rate of wastewater excretion and controlled exhaust gas excretion reached 100% and the proper disposal rate of hazardous waste was also 100%. The average thermal efficiency of heating furnace was 92.67%, up 0.13 percentage points compared to the previous year.

Report of the Directors (continued)

(6)	Strived for developing market and improved sales services

In 2018, the Group actively coordinated export plans, flexibly transformed trade methods, and expanded refined oil exports. In April, the Group successfully started the entire diesel fuel export process of Chenshan Oil Depot. The annual export of refined oil products reached 2.12 million tons, an increase of 14.35% year-on-year. The Group also achieved asphalt exports for the first time. The Group established a sales tracking mechanism for key products, actively promoted the sales of dope-dyed acrylic fibers and other products, vigorously promoted online platform listing auction transactions and E-trade platform sales. The Group also strengthened technical services, invested in user visits and technical exchanges, continued to carry out technical expert services for the sale of acrylic, polyester, plastic and other products, and continuously improved capabilities of customer service.

(7)	Steady implementation of project construction, R&D and IT projects

In 2018, the Group made every effort to promote the environmental impact assessment of the oil cleanup project, and completed the project environmental assessment public participation in July; strengthened joint development with the surrounding areas and successfully sign the public pipe gallery project of Dushan Port Zhejiang-Shanghai New Material Industrial Park; promoted cooperation projects such as downstream development of raw materials of carbon four and research and development (R&D) and application of carbon fiber technology. Four achievements including “Development and Industrial Application of Poor Quality Oil Slurry Producing High-quality Needle Coke Technology” won the Sinopec Science and Technology Progress Award. The Group applied for 71 patents and 32 patents were granted throughout the year. The Group put great efforts in the R&D and application of carbon fiber technology, and 48K large tow carbon fiber won the first prize of the outstanding exhibiting products of the New Materials Industry Exhibition at the 20th Industrial Fair. The Group continued to implement the “Integration of Information Technology and Industrialization” initiative. Upgrading laboratory information management system, geographic information platform and large-scale unit three-dimensional training platform and other projects have started on-line operation. The Group continuously promote refinery-chemical integration value chain characterization and other projects. The Company was awarded “2018 Pilot Demonstration Enterprise of Intelligent Manufacturing” by the Ministry of Industry and Information Technology of the People’s Republic of China.

Report of the Directors (continued)

(8)	Further enhancement of corporate management

In 2018, the Group steadily promoted the optimization of management system and mechanism, carried out the reform of management system and mechanism in fine chemicals and carbon fiber business units; further stimulated motivation of scientific research personnel. The Group continued to promote pilot programme of flat management in chemical department, completed evaluation of specialized and centralized management effect, and adjusted the management function of official vehicles, so as to continuously improve the efficiency and vitality of grass-roots work. The Group actively promoted the reduction of legal persons’ pressures. The Inspection Company achieved reduction of legal persons’ pressures by means of capital increase and share expansion. Shanghai Golden Conti Petrochemical Company Limited was integrated by Shanghai Petrochemical Investment Development Company Limited. The Group actively promoted the establishment of electricity distribution supply company and completed the equity structure design, stock assets evaluation and signing of the Letter of Intent for joint venture and cooperation in the year. The Group announced and implemented the Company’s 2018 post setting and labor personnel quota standard, and promoted the optimal allocation of labor. The group promoted the construction of training materials system and initially established training materials systems for skilled posts. The Group further improved the Company’s basic salary system and optimized the incentive mechanism for production and operation posts; continuously optimized the personnel structure, continuously cleared exit ways for staff leaving the post, and put great efforts in recruiting talents.

As of 31 December 2018, the Group had a net attrition of 764 people (including voluntary resignation and retirees), accounting for 7.37% of a total of 10,361 staff registered at the beginning of the year.

Report of the Directors (continued)

(9)	Continued to promote Party building and strengthen integration of Party building and enterprise operation

In 2018, the Company’s Communist Party Committee stick to the principle of setting the right direction, keeping in mind the big picture and ensuring the implementation of Party policies and principles; took enhancing political building as the overarching principle and make comprehensive efforts to ensure that the Party’s political work is stressed. Moreover, we strived to be demand-oriented, problem-oriented and effect-oriented to effectively exerts the political and service functions of the Party organization. Paying every effort to reach advanced level and keep abreast of the highest standards, we implemented the working requirements of being strict, careful, detail-oriented and pragmatic. Tightly revolves around “three main principles” of improving quality and efficiency, deepening reform and innovation, exercising strict self-governance of the Party in every respect, we created strategies to win “three battles”: environmental treatment, developmental challenges and reserve of talents. We earnestly pushed forward the extension of the overall strict self-governance of the Party to the grass-roots level, transformed the political advantages of Party organizations into the development advantages and core competitiveness of enterprises. The measures we took laid solid political, ideological and organizational foundation for building the enterprise into an important platform to practice Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, and to comprehensively accomplish the tasks of enterprise reformation and development, as well as responsibilities of production and operation.

The measures are:

Strengthened the construction of managing officers through optimizing talent allocation at all levels and persisted in building high-quality professional officers with high standards.

Revised and completed the decision-making system for the Major Issues, Major Personnel Appointments and Dismissals, Investments in Major Projects and Use of Large Sums of Money, further refined the rules and standardized the operation.

Intensified our efforts to combat corruption and build clean government, we broke it down into 62 working tasks, established supervisory committee of Sinopec Shanghai to improved supervisory mechanism. We also effectively carried out mutual support in family to combat corruption and conducted a pilot inspection work.

Strengthened the construction of grass-roots Party organizations, implemented the requirements of heart-to-heart talks, Party members’ quarterly reports, and family visits of all employees, to effectively help the workers solve practical problems of ideology, work and life.

Furthermore, we enhanced ideological and political work and corporate culture construction, focused on responsibility, strengthened the coverage of education, and constantly enhanced the influence of public open day activities.

Report of the Directors (continued)

2.	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Inventory Provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Report of the Directors (continued)

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and estimated net residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

Report of the Directors (continued)

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2018, the Group would need to generate future taxable income of at least RMB476 million (31 December 2017: 4.77 million). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

(v)	Measurement of estimated credit loss

The group calculates the expected credit loss through default risk exposure and the expected credit loss rate, and determines the expected credit loss rate based on the default probability and the expected credit loss rate. In determining the expected credit loss rate, the group uses data such as internal historical credit loss experience and adjusts historical data in combination with current conditions and forward looking information. In considering forward-looking information, the indicators used by the group include risks of economic downturn, growth of expected unemployment rate, changes in external market environment, technical environment and customer situation, etc. The group regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimated techniques and key assumptions have not changed significantly in 2018.

Report of the Directors (continued)

3.	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2018			2017			2016
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	156.0	2,182.4	2.3	172.6	2,005.3	2.5	202.1	1,855.5	2.8
Resins and plastics	1,208.6	10,542.1	11.0	1,262.4	10,218.4	12.9	1,341.7	9,797.6	14.9
Intermediate petrochemical products	2,134.4	12,160.6	12.7	1,938.5	10,070.2	12.7	2,055.7	8,827.6	13.4
Petroleum products	9,917.3	43,403.0	45.4	9,233.5	32,400.6	40.9	8,097.9	24,002.6	36.4
Trading of petrochemical products	—	26,544.0	27.8	—	23,697.3	29.9	—	20,585.4	31.2
Other segments	—	781.4	0.8	—	826.5	1.1	—	867.8	1.3

Total	13,416.3	95,613.5	100.0	12,607.0	79,218.3	100.0	11,697.4	65,936.5	100.0

Report of the Directors (continued)

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2018		2017		2016
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	2,182.4	2.3	2,005.3	2.5	1,855.5	2.8
Cost of sales and operating expenses	(2,755.9)	(2.9)	(2,480.6)	(3.1)	(2,464.4)	(3.7)

Segment loss from operations	(573.5)	(0.6)	(475.3)	(0.6)	(608.9)	(0.9)

Resins and plastics
Net sales	10,542.1	11.0	10,218.4	12.9	9,797.6	14.9
Cost of sales and operating expenses	(9,641.7)	(10.1)	(8,862.5)	(11.2)	(8,160.0)	(12.4)

Segment profit from operations	900.4	0.9	1,355.9	1.7	1,637.6	2.5

Intermediate petrochemical products
Net sales	12,160.6	12.7	10,070.2	12.7	8,827.6	13.4
Cost of sales and operating expenses	(10,225.7)	(10.7)	(7,864.1)	(9.9)	(7,017.6)	(10.6)

Segment profit from operations	1,934.9	2.0	2,206.1	2.8	1,810.0	2.7

Petroleum products
Net sales	43,403.0	45.4	32,400.6	40.9	24,002.6	36.4
Cost of sales and operating expenses	(40,493.0)	(42.4)	(29,280.6)	(37.0)	(20,189.6)	(30.6)

Segment profit from operations	2,910.0	3.0	3,120.0	3.9	3,813.0	5.8

Trading of petrochemical products
Net sales	26,544.0	27.8	23,697.3	29.9	20,585.4	31.2
Cost of sales and operating expenses	(26,439.1)	(27.7)	(23,636.7)	(29.8)	(20,534.2)	(31.1)

Segment profit from operations	104.9	0.1	60.6	0.1	51.2	0.1

Others segments
Net sales	781.4	0.8	826.5	1.1	867.8	1.3
Cost of sales and operating expenses	(473.0)	(0.5)	(691.9)	(0.9)	(792.8)	(1.2)

Segment profit from operations	308.4	0.3	134.6	0.2	75.0	0.1

Report of the Directors (continued)

	For the years ended 31 December
	2018		2017		2016
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Total
Net sales	95,613.5	100.0	79,218.3	100.0	65,936.5	100.0
Cost of sales and expenses	(90,028.4)	(94.2)	(72,816.4)	(91.9)	(59,158.6)	(89.7)

Operating profit	5,585.1	5.8	6,401.9	8.1	6,777.9	10.3

Net finance income/(costs)	337.4	0.4	207.3	0.3	83.7	0.1
Investment income	—	—	—	—	—	—
Share of profit of associates and joint ventures	885.6	0.9	1,243.7	1.6	916.8	1.4

Profit before income tax	6,808.1	7.1	7,852.9	10.0	7,778.3	11.8
Income tax	(1,471.9)	(1.5)	(1,698.7)	(2.2)	(1,796.8)	(2.7)

Profit for the year	5,336.2	5.6	6,154.2	7.8	5,981.5	9.1

Attributable to:
Owners of the Company	5,336.3	5.6	6,143.2	7.8	5,968.5	9.1
Non-controlling interests	(0.1)	0.0	11.0	0.0	13.0	0.0

Profit for the year	5,336.2	5.6	6,154.2	7.8	5,981.5	9.1

Report of the Directors (continued)

3.2	Comparison and analysis

Comparison between the year ended 31 December 2018 and the year ended 31 December 2017 is as follows:

3.2.A	Operating results

(1)	Net sales

In 2018, net sales of the Group amounted to RMB95,613.5 million, representing an increase of 20.70% from RMB79,218.3 million over the previous year. For the year ended 31 December 2018, the weighted average prices (exclude tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 20.35%, 7.77%, 9.68% and 24.72% over the previous year, respectively.

(i)	Synthetic fibres

In 2018, the Group’s net sales for synthetic fibres amounted to RMB2,182.4 million, representing an increase of 8.83% compared with RMB2,005.3 million in the previous year. The increase in net sales was mainly due to the increase of sales price as a result of the increase in the costs of raw materials. The continued sluggish downstream demand and under – performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibres fell by 9.57% compared with the previous year, while weighted average sales price rose 20.35%. In particular, the weighted average sales price of acrylic fibre, the main product of synthetic fibres of the Group, increased by 23.35%, and the weighted average sales price of polyester fibre increased by 13.63% over the previous year. Sales of acrylic fibre, polyester fibre and other products accounted for 81.20%, 9.88% and 8.92% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 2.3% of the Group’s total net sales in 2018, down by 0.2 percentage point as compared to the previous year.

Report of the Directors (continued)

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB10,542.1 million in 2018, representing an increase of 3.17% as compared with RMB10,218.4 million over the previous year. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. The sales volume of resins and plastics decreased by 4.27% year-on-year, while the weighted average sales price rose by 7.77%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 2.74%, 9.95% and 14.71%, respectively. Sales of polyethylene, polypropylene, polyester pellet and other products accounted for 29.01%, 37.39%, 20.66% and 12.94% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 11.0% of the Group’s total net sales in 2018, down by 1.9 percentage points as compared to the previous year.

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB12,160.6 million in 2018, representing an increase of 20.76% as compared with RMB10,070.2 million in 2017. This was mainly due to the increase in unit price of intermediate petrochemical products resulted from the increase in costs of raw materials. The weighted average sales price increased by 9.68% year-on-year. The sales volume also increased by 10.10% year-on-year. The two factors together drove an increase in net sales. Sales of paraxylene, ethylene oxide, benzene, glycol and other products accounted for 28.14%, 12.96%, 13.81%, 15.79% and 29.30% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical products accounted for 12.7% of the Group’s total net sales in 2018, representing no change as compared with the previous year.

Report of the Directors (continued)

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB43,403.0 million in 2018, representing an increase of 33.96% as compared with RMB32,400.6 million in the previous year, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 24.72%, while sales volume increased by 7.41% as compared to the previous year.

Net sales of petroleum products accounted for 45.4% of the Group’s total net sales in 2018, representing an increase of 4.5 percentage points compared with the previous year.

(v)	Trading of petrochemical products

In 2018, the net sales of trading of petrochemical products amounted to RMB26,544.0 million, representing an increase of 12.01% from RMB23,697.3 million over the previous year. The increase is mainly due to the increase of RMB3,025 million in sales of China Jinshan Associated Trading Corporation, a subsidiary of the Company, during year.

Net sales of trading of petrochemical products accounted for 27.8% of the Group’s total net sales in 2018, representing a decrease of 2.1 percentage points as compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB781.4 million in 2018, representing a decrease of 5.46% from RMB826.5 million over the previous year.

Net sales of other products accounted for 0.8% of the Group’s total net sales in 2018, representing a decrease of 0.3 percentage point as compared with the previous year

Report of the Directors (continued)

(2)	Cost of sales and operating expenses

The Group’s cost of sales and operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other revenue, etc.

Cost of sales and operating expenses of the Group increased by 23.64% from RMB72,816.4 million in 2017 to RMB90,028.4 million in 2018. The cost of sales and operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum products, trading of petrochemical products and others were RMB2,583.4 million, RMB9,641.7 million, RMB10,225.7 million, RMB40,493 million, RMB26,439.1 million and RMB645.5 million, representing an increase of 4.14%, 8.79%, 30.03%, 38.29%, 11.86%, and a decrease of 6.71% compared to the previous year, respectively.

The Group’s cost of sales and operating expenses of synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum and trading of petrochemical products increased as compared with the previous year, primarily due to the increase in cost of raw materials driven by the growth in world crude oil unit price, which substantially increased the cost of sales.

•	Cost of sales

The Group’s cost of sales amounted to RMB89,839.0 million in 2018, up 24.09% from RMB72,398.3 million in 2017. Cost of sales accounted for 93.96% of net sales for 2018. The increase in cost of sales was due to the growth in unit price of crude oil for the Reporting Period.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB536.1 million in 2018, representing an increase of 0.15% as compared with RMB535.3 million for the previous year, mainly due to an increase of RMB24.6 million in expense of agent commission of the headquarter of the Company.

Report of the Directors (continued)

•	Other operating income

The Group’s other operating income amounted to RMB202.6 million in 2018, representing an increase of 70.25% compared with RMB119.0 million in the previous year. The significant increase in other operating income was because refunds of local education surcharge in Jinshan District that the Company received increased by RMB28.1 million, resulting in an increase in government subsidy that was included in other operating income.

•	Other operating expenses

The Group’s other operating expenses were RMB32.5 million in 2018, representing an increase of 51.87% compared with RMB21.4 million in the previous year. This was mainly due to an increase in compensation cost for employee dispute resolution, resulting in an increase in other operating expenses.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB5,585.1 million in 2018, representing a decrease of RMB816.8 million as compared with a profit from operations of RMB6,401.9 million in the previous year. In 2018, there was an increase in costs for all segments generally as compared with those in previous year as a result of higher average annual price of Brent crude oil that increased by 30.66% compared with the previous year. Despite the subsequent increase in unit price of finished products, the unit price of finished products increased to a smaller extent than the unit purchase price of raw materials due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to the previous year.

(i)	Synthetic fibres

In 2018, the Group’s operating loss in the synthetic fibres segment amounted to RMB573.5 million, representing an increase of RMB98.2 million compared with the operating loss of RMB475.3 million in the previous year. The increase was mainly due to rising raw material costs, resulting in an increase in losses in the synthetic fibres segment this year.

Report of the Directors (continued)

(ii)	Resins and plastics

In 2018, the Group’s operating profit for resins and plastics amounted to RMB900.4 million, representing a decrease of RMB455.5 million from the operating profit of RMB1,355.9 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. For the period, cost of sales and expenses increased by 8.79%, unit cost of sales increased by 14.37%, and net sales increased by 3.17%.

(iii)	Intermediate petrochemical products

In 2018, the Group’s operating profit for intermediate petrochemical products amounted to RMB1,934.9 million, representing a decrease of RMB271.2 million as compared with RMB2,206.1 million in the previous year. This was mainly attributable to an increase of RMB2,090.4 million in net sales of intermediate petrochemical products, while the cost of sales and expenses for the same period rose by RMB2,361.6 million, leading to a profit decrease as compared to last year.

(iv)	Petroleum products

In 2018, the Group’s operating profit for petroleum products amounted to RMB2,910.0 million, representing a decrease of RMB210 million as compared with the operating profit of RMB3,120.0 million in 2017. Such decrease in operating profit was mainly attributable to the increase of RMB11,212.4 million in cost of sales and expenses, while the net sales of petroleum products increased by RMB11,002.4 million, which resulted in a lower operating profit during the year.

(v)	Trading of petrochemical products

In 2018, the Group’s operating profit for trading of petrochemical products amounted to RMB104.9 million, representing an increase of RMB60.6 million as compared with RMB44.3 million for the previous year. This was mainly attributable to an increase of RMB2,846.7 million in net sales of the trading business, while the cost of sales and expenses for the same period increased by RMB2,802.4 million, leading to a higher profit as compared to previous year.

Report of the Directors (continued)

(vi)	Others

In 2018, the Group’s operating profit of other products amounted to RMB308.4 million, representing an increase of RMB173.9 million compared with RMB134.5 million in the previous year, mainly due to an increase in income obtained from asset disposal this year.

(4)	Net finance income

The Group’s net finance income was RMB337.4 million in 2018, representing an increase of RMB130.1 million as compared with the net finance income of RMB207.3 million in 2017. This was mainly due to an increase of RMB3,700 million in averaged balance of bank deposits by the Group during the Reporting Period, which in turn drove an increase of RMB195.1 million in interest income. In addition, interest expenses increased to RMB106.2 million in 2018 from RMB61.0 million in 2017.

(5)	Profit before taxation

The Group’s profit before taxation was RMB6,808.1 million in 2018, representing a decrease of RMB1,044.8 million as compared with the profit before taxation of RMB7,852.9 million in the previous year.

(6)	Income tax

The Group’s income tax expense amounted to RMB1,471.9 million in 2018, while the Group’s income tax expense was RMB1,698.7 million in the previous year. This was mainly due to the decrease in the Company’s pre-tax profits, resulting in the decrease of the income tax payable in the period.

In accordance with the Enterprise Income Tax Law of China (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2018 was 25% (2017: 25%).

(7)	Profit for the year

The Group’s profit after tax for 2018 was RMB5,336.2 million, representing a decrease of RMB818.0 million as compared with profit after tax of RMB6,154.2 million for the previous year.

Report of the Directors (continued)

3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB6,659.4 million in 2018, representing a decrease in cash inflows of RMB401.4 million as compared with net cash inflows of RMB7,060.8 million in the previous year. The Group recorded profit from operations during the Reporting Period, cash inflows from operating activities amounted to RMB8,501.5 million, representing a decrease of RMB283.0 million as compared with cash inflows from operating activities of RMB8,784.5 million in the previous year. The Group paid RMB1,806.4 million of income tax in 2018, representing an increase of RMB100.4 million in cash outflow as compared with the income tax of RMB1,706.0 million paid in 2017.

(ii)	Borrowings

The total borrowings of the Group at the end of 2018 amounted to RMB497.2 million, decreased by RMB108.9 million as compared with the end of the previous year, mainly due to short-term borrowings decreased by RMB108.9 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

Report of the Directors (continued)

(2)	Gearing ratio

As of 31 December 2018, the Group’s gearing ratio was 31.37% (2017: 27.71%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

3.2.C	Research and development, patents and licenses

The Group has a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are responsible for the research and development of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years 2016, 2017 and 2018 were RMB102.1 million, RMB36.7 million, RMB37.3 million respectively. The increase in research and development expenditures of 2018 was mainly attributable to increased investment in research and development projects related to the control of potential safety hazards.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2018:

	Payment due and payable by the following period as at 31 December 2018
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)	Over 5 years (RMB’000)
Contractual obligations
Short term borrowings	497,249	497,249	—	—	—
Long term borrowings	—	—	—	—	—
Total contractual obligations	497,249	497,249	—	—	—

Report of the Directors (continued)

3.2.F	Analysis of performance and results of subsidiaries in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2018, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (’000)		Net profit/ (loss) for the year 2018 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB	1,000,000	42,312
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemicals and equipment	China	Limited company	67.33	67.33	RMB	25,000	5,041
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	88
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	10.00	US$	50,000	5,779
Zhejiang Jin Yong Acrylic Fibre Company Limited (“Zhejiang Jin Yong”)	China	Production of acrylic fibre products	China	Limited company	75.00	75.00	RMB	250,000	150,610
Shanghai Jinmao International Trading Company Limited (“Jinmao International”)	China	Import and export of petrochemicals and equipment	China	Limited company	—	67.33	RMB	100,000	29,586

*	None of the subsidiaries have issued any debt securities.

Report of the Directors (continued)

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,586.8 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB2,555.0 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2018, Shanghai SECCO recorded an revenue of RMB26,320.0 million, and its profit after tax reached RMB3,228.7 million, among which RMB645.7 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

In 2018, operational performance of Shanghai Investment Development decreased by 37.80% year-on-year, mainly because Shanghai Investment Development merged its former holding subsidiary Shanghai Golden Conti Petrochemical Company Limited, who made loss in 2018, resulting a decrease in operational performance of Shanghai Investment Development over the previous year.

(b)

In 2018, the operating performance of Jinshan Associated Trading decreased by 73.59% compared with the previous year. The main reason is that the oil price fell in the fourth quarter of 2018, resulting in a decrease in the price of the chemical products, while Jinshan Associated Trading had some ethylene stocks for sale, which led to a sharp decline in the operating performance in 2018.

(c)

In 2018, operational performance of Shanghai Jinchang decreased by 99.48% year-on-year, mainly because the increasing price of polypropylene, a raw material, and the sluggish downstream industries, resulting in a remarkable decrease in operational performance in 2018.

(d)

In 2018, operational performance of Shanghai Golden Phillips increased by 149.90% year-on-year. The main reason was that revenue in 2018 increased by 5.60% as compared with 2017 while the average purchase price of raw materials decreased resulting in a mere 0.98% increase in cost price, hence resulted in a substantial growth in profit.

Report of the Directors (continued)

(e)

In 2018, operational performance of Zhejiang Jin Yong increased by 179.85% year-on-year, mainly because Zhejiang Jin Yong disposed of a large number of fixed assets this year, and obtained income from asset disposal, which resulted in a significant increase in net profit.

(f)

In 2018, Jinmao International’s operating performance increased by 90.66% compared with the previous year. The main reason was that the net profit of ethylene and propylene products increased by about RMB12.50 million, which resulted in a substantial increase in its net profit.

3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2018 were China International United Petroleum & Chemical Co., Ltd., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., headquarter of Sinopec Petroleum Reserve Company Limited and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB52,709.9 million, accounted for 60.89% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB40,849.8 million, representing 47.19% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2018 were East China Branch of Sinopec Sales Company Limited, China International United Petroleum & Chemical Co. Ltd, Hengli Petrochemical (Dalian) Co., Ltd., Shanghai SECCO, Jiaxing Petrochemical Co., Ltd. Total sales to these five customers amounted to RMB60,526.6 million, representing 56.17% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB42,492.8 million, representing 39.43% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation, Hengli Petrochemical (Dalian) Co., Ltd. and Jiaxing Petrochemical Co., Ltd. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. Shanghai SECCO is a subsidiary of Sinopec Corp., the controlling shareholder of the Company, and an equity company of the Company.

Report of the Directors (continued)

(II)	The Principal Operations of the Company during the Reporting Period

Discussion and analysis of the Company’s operation (Prepared under CAS)

1.	Analysis of the Company’s major businesses

1.1	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

			Unit: RMB’000
Item	Amount for the year ended 31 December 2018	Amount for the year ended 31 December 2017	Increase/decrease (%)
Revenue	107,764,908	92,013,569	17.12%
Cost of sales	87,029,575	69,656,977	24.94%
Selling and distribution expenses	536,914	510,199	5.24%
General and administrative expenses	2,616,798	2,513,901	4.09%
Financial expenses (“-” for financial income)	-293,429	–216,038	35.82%
Net cash inflow generated from operating activities (“-” for net outflow)	6,695,099	7,078,482	Decreased inflow of 5.42%
Net cash inflow generated from investing activities (“-” for net outflow)	-1,928,369	-2,400,702	Decreased outflow of 19.67%
Net cash inflow generated from financing activities (“-” for net outflow)	-3,542,874	-2,607,447	Increased outflow of 35.88%
R&D expenses	37,261	36,709	1.50%

Report of the Directors (continued)

Analysis of major changes in the Consolidated Income Statement

	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2018	2017	amount	(%)	Major reason for change
Financial expenses-net (“-” for income)	-293,429	-216,038	-77,391	35.82	In this year, the income from interest increased
Investment income	878,213	1,245,196	-366,983	-29.47	The net profit of the affiliated company Shanghai SECCO decreased by RMB1.42 billion in the current period, so the investment income decreased sharply.
Operating profit	6,766,774	7,882,810	-1,116,036	-14.16	In this year, the increase of cost was
Total profit	6,748,976	7,851,234	-1,102,258	-14.04	greater than the increase of income.
Net profit	5,277,073	6,152,495	-875,422	-14.23	and that investment income decreased due to the decrease of net profit of the affiliated company SECCO
Income tax expenses	1,471,903	1,698,739	-226,836	-13.35	Decrease in pre-tax profit in this period

Report of the Directors (continued)

Analysis of major changes in the Cash Flow Statement
	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2018	2017	amount	(%)	Major reason for change
Net cash inflow generated from operating activities (“-” for net outflow)	6,695,099	7,078,482	inflow decreased by 383,383	inflow decreased by 5.42%	In this year, the increase of product costs led to the increase in expenses related to costs etc.
Net cash inflow generated from investing activities (“-” for net outflow)	-1,928,369	-2,400,702	outflow decreased by 472,333	outflow decreased by 19.67%

In this year, the increase in dividend income from joint ventures and associated companies led to an increase of RMB332 million in net cash inflow; the net amount of cash received from the disposal of fixed assets increased by RMB207 million in net cash inflow.

Net cash inflow generated from financing activities (“-” for net outflow)	-3,542,874	-2,607,447	outflow increased by 935,427	outflow increased by 35.88%	Increased cash flow to repay third party borrowings and increased dividends to shareholders.

Report of the Directors (continued)

1.2	Revenue

(1)	Analysis of factors causing the changes in revenue

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products grew by 20.35%, 7.77%, 9.68% and 24.72%, respectively, bringing a higher revenue in 2018 compared with the previous year.

(2)	Major customers

Please refer to 3.2.G of Section II “Management Discussion and Analysis” of this chapter for details of major customers of the Group.

1.3	Cost of sales

(1)	Analysis of cost of sales

Cost of sales of the Group amounted to RMB87,029.6 million in 2018, representing an increase of 24.94% as compared with RMB69,657.0 million in 2017, which was mainly due to an increase in the price of raw materials of the Group during the year.

The following table sets forth the details of the cost of sales of the Group during the Reporting Period:

	For the years ended 31 December
	2018		2017
	RMB million	% of total cost of sales	RMB million	% of total cost of sales	Increase/ decrease (%)
Cost of raw materials
Crude oil	46,168.7	53.05	32,904.9	47.24	40.31
Ancillary materials	10,420.5	11.97	9,170.2	13.16	13.63
Depreciation and amortisation	1,465.6	1.68	1,387.0	1.99	5.67
Staff costs	1,869.4	2.15	1,691.0	2.43	10.55
Costs of trade	26,370.0	30.30	23,532.0	33.78	12.06
Others	735.4	0.85	971.9	1.40	-24.33

Total	87,029.6	100.00	69,657.0	100.00	24.94

(2)	Major suppliers

Please refer to 3.2.G of Section II “Management Discussion and Analysis” of this chapter for details of major customers of the Group.

Report of the Directors (continued)

1.4	Expenses

Please refer to “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” in this section for details of the changes in expenses of the Group.

1.5	Research and development (“R&D”) expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	1,751.48
Capitalised R&D expenditure during the Reporting Period	441.52

Total R&D expenditure	2,193.00

% of R&D expenditure to revenue	0.002
Number of R&D personnel (person)	160
% of number of R&D personnel to total number of staff	0.02
% of capitalised R&D expenditures	20.13

Please refer to 3.2.C of Section II “Management Discussion and Analysis” of this chapter for details of R&D, patents and licences of the Group.

1.6	Cash Flow

Please refer to “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” set forth in the “Discussion and Analysis of the Company’s Operations” for details of the changes in cash flow statement.

Report of the Directors (continued)

2.	Analysis of business operations by industry, product or geographical location segment

2.1	Principal operations by industry or product

						Unit: RMB’000
By industry	Revenue	Cost of sales	Gross profit/ (loss) margin (%)	Increase/ decrease of revenue as compared to the previous year	Increase/ decrease of cost of sales as compared to the previous year	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	2,225,594	2,520,678	-13.26	7.36%	10.77%	Decreased by 4.17 percentage points
Resins and plastics	10,730,277	8,875,478	17.29	2.40%	8.66%	Decreased by 5.31 percentage points
Intermediate petrochemical products	12,403,080	9,327,686	24.80	16.52%	24.14%	Decreased by 6.86 percentage points
Petroleum products (Note)	54,972,598	39,220,903	28.65	19.01%	28.63%	Decreased by 8.47 percentage points
Trading of petrochemical products	26,560,354	26,392,366	0.63	10.72%	10.84%	Decreased by 0.13 percentage point
Others	436,949	361,791	17.20	-0.75%	9.02%	Decreased by 8.03 percentage points

Note:

Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 9.55%.

Report of the Directors (continued)

2.2	Revenue by geographical location

		Unit: RMB’000
Geographical location	Revenue	Increase/decrease of revenue compared with the previous year (%)
Eastern China	84,741,962	16.73
Other regions in China	3,874,403	-30.44
Exports	19,148,543	38.30

3.	Analysis of assets and liabilities

						Unit: RMB’000
					Change of
					amount on
					31 December
					2018
	As at 31 December 2018		As at 31 December 2017		compared to
		% of total		% of total	31 December
Item	Amount	assets	Amount	assets	2017 (%)	Major reason of the change
Inventories	8,120,875	18.23	6,597,598	16.66	3.42	The increase in inventory was mainly due to the increase in crude oil purchased by the Planning Department of Shanghai Petrochemical Company in January 2019 compared with the end of 2017.
Short-term borrowings	497,249	1.12	606,157	1.53	-0.24	The demand for borrowing in the period was further decreased, resulting in a decrease in short-term borrowing balances.
Accounts payable	7,394,383	16.60	5,573,281	14.07	4.09	The increase in the balance of accounts payable was mainly due to the increase in the purchases by Shanghai Petrochemical Company at the end of the period.

Report of the Directors (continued)

4.	Others

(1)	Directors, Supervisors, senior management and employees

Please refer to “Directors, Supervisors, Senior Management and Employees” in this annual report.

(2)	Purchase, sale and investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2018.

(3)	Pledge of assets

As at 31 December 2018, no fixed assets were pledged by the Group (31 December 2017: Nil).

(4)	Material events after the Reporting Period

After the end of the Reporting Period, the Board did not find any material events that have impact on the Group.

5.	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2018, bank deposits denominated in foreign currencies held by the Group are equivalent to RMB351,931 thousand.

6.	Investment of the Company

6.1	Entrusted wealth management and entrusted loans

(1)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(2)	Entrusted loans

The Company did not engage in any entrusted loans during the Reporting Period.

Report of the Directors (continued)

6.2	Analysis of the companies in which the Company has controlling interests or investment interests

Please refer to 3.2.F “Analysis of performance and results of major companies in which the Company has controlling interests or investment interests during the Reporting Period” contained in Section II “Management Discussion and Analysis” of this chapter for details on the analysis of the major companies in which the Company has controlling interests or investment interests.

6.3	Non-fundraising projects

In 2018, the capital expenditures of the Group amounted to RMB1,011.0 million, representing a decrease of 28.65% as compared with RMB1,417.0 million in 2017. Major projects include the following:

Major Project	Total amount of project investment RMB’00,000,000	Amount of project investment during the Reporting Period RMB’00,000,000	Project progress as at 31 December 2018
PAN-based carbon fibers project with annual production capacity of 1,500 tons	8.48	0.46	Equipment procurement
Oil cleaning project 400,000 tons/year clean gasoline components units	7.95	0.50	Equipment procurement
Revamping project of standard discharge for cogeneration units	2.89	0.18	Under construction
Low nitrogen combustion revamping project of 2# olefin cracking furnace	1.21	0.17	Under construction
Revamping project of standard discharge for No.3 and No.4 boilers of thermal power unit	0.99	0.55	Under construction
2# closed-loop decoking for delayed coker environment protection project	0.70	0.65	Under construction
Oil and gas recovery project of light oil tanks and trestle bridge in Storage and Transportation Department	0.66	0.32	Under construction
Optimizing and revamping project of high sulphur torch system in Storage and Transportation Department	0.44	0.39	Under construction

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the company is RMB689 million.

The Group’s capital expenditures for 2019 are estimated at approximately RMB1,500 million.

Report of the Directors (continued)

(III)	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

In 2019, the world economy is expected to continue its recovery momentum, but the global economic pattern is undergoing profound changes, trade and investment protectionism is intensifying, monetary policies of major countries are tightening, international policy coordination is becoming more difficult, and the risk of global economic adjustment is increasing.

China is facing more complex development environment, more difficulties and challenges as well as increased external uncertainty. The domestic economy is relatively stable but with changes, the impact of Sino-US trade frictions, more operational difficulties for some enterprises, and great risks of financial turmoil, all of these increase downward pressure on the domestic economy. However, further deepening of reform and opening up and continued strengthening of fiscal and monetary policies will support economic growth. It is expected that China’s economy will be generally stable in 2019, and the growth rate will slow down.

In 2019, there are many uncertainties in the world oil market, among which the Sino-US trade disputes, Brexit and conflicts in the Middle East will continue to be important factors affecting the trend of oil prices. U.S. crude oil production is expected to continue to grow strongly, the slowdown in global economic growth will drag down the growth of crude oil demand. It is expected that the world oil market will be difficult to achieve equilibrium in 2019, and the price of crude oil fluctuate widely.

The global economy slowdown will affect the growth of demand for petrochemical products. It is expected that the global chemical market will continue to grow in 2019, but the growth rate of global chemical production will slow down. Due to the strong growth of key terminal markets and abundant supply of superior energy and raw materials in the United States, US chemical production will maintain a strong upward trend. China’s economy will maintain steady growth, but the future expansion of production capacity in the Chinese market will make domestic market competition more intense.

Report of the Directors (continued)

2.	Development strategies of the Company

The Company aims to build a “domestic leading and world-class” energy, chemical and new materials corporation. According to the status quo and development of the global petrochemical industry, as well as the development trend of the oil and chemical products market in China, particularly in East China. The Company’s development strategy is clear: paying equal attention to low cost and differentiation while focusing on scale and refinement; maintaining low-cost with large-scale in upstream, high value-added and refined in downstream, giving full play to the company’s advantage of wide product chain, product diversification and market proximity to improve the company’s competitiveness.

Under the guidance of this development strategy, the Company further integrates the existing three processing chains of refining, olefins and aromatics with the development philosophy of “one industry leader, one core and one base”, in combination with enterprise resource optimization and development planning in Shanghai. This is achieved by utilizing the concept of molecular refining and the molecular chemical industry. The Company will innovate a new model of integrated refining and chemical industry development, further promote industrial integration, and selectively develop downstream chemical product chains with cost advantages, logistics advantages and market support, in effort to achieve world-scale and first-class competitiveness. The renewable energy, fine chemicals and high-end materials industry bases on the north shore of Hangzhou Bay form an industrial complex that cannot be replicated and has a stable profit model on the north bank of Hangzhou Bay.

3.	Business plans

In 2019, the Group will continue to adopt a market-oriented and benefit-centred approach, resolutely lay a solid foundation for safety and environmental protection, highlight steady improving production efficiency and reducing cost via cost control, strengthen structural adjustment, reform and innovation, and talent team optimization, and strive to achieve a higher level of production and operation.

In 2019, the Company plans to process 15,050,000 tons of crude oil, produce 9,360,000 tons of refined oil, 820,000 tons of ethylene, 675,000 tons of paraxylene, 1,010,000 tons of polyolefin, 661,000 tons of synthetic fibre monomers, 455,000 tons of synthetic fibre polymers and 197,000 tons of synthetic fibres.

Report of the Directors (continued)

To achieve its business objectives in 2019, the Group will work hard in the following areas:

(1)	Laying a solid foundation for safety and environmental protection

Strengthening the propaganda and training of HSSE, striving to raise employees’ awareness of HSSE, promoting the implementation of safety production responsibility system at all levels, and establishing a long-term mechanism of HSSE management. Promoting the establishment of green enterprises, strengthening the implementation of environmental responsibility, strengthening source emission reduction, process control and end-of-pipe treatment, and continuously improving the level of cleaner production. Strengthening contractor management and hidden danger troubleshooting and management, and continuously promoting LDAR full coverage and fine management.

(2)	Improving equipment operating efficiency

Setting up detailed quantitative indicators of “Safety Operation, Stable Operation, Long-term Operation, Full-capacity Operation and High-quality Operation”, comprehensively implementing standardized management of production operations, promoting mechanical integrity management systems at some key units, intensifying the application of new technologies such as condition monitoring of reciprocating engine, strengthening basic management of process technology and equipment, striving to improve the operational reliability and availability of the unit. Strengthening efforts in replacing catalysts or overhauling and eliminating defects of A series of RDS units, old area of butadiene, catalytic reforming units and ethylene glycol units to ensure that the oil cleaning units work smoothly.

(3)	Improving the level of system optimization and tap the potential of cost reduction and efficiency enhancement

Continuously strengthening efforts in crude oil procurement, improving the concentration of crude oil procurement and the proportion of high costeffective oil products procurement. Strengthening efforts in market analysis, continuously improving predictive validity and accuracy of three-month rolling forecast, and improving the management ability of guiding production and operation plans based on price forecast. Strengthening efforts in optimizing cracking feedstock and optimizing operation of ethylene units to increase olefin yield and reduce ethylene production cost. Further optimizing the hydrogen system, sump oil refining and wastewater treatment processes to improve operational efficiency. Deepening regional cooperation and continuously promoting cooperation with SECCO in areas of mutual supply of materials, resource optimization, complementing each other’s tank capacity, balance and coordination of maintenance material, and sharing of material reserves, etc. Deepening overall budget management and continuing the assessment of contract signing for repair expenses, financial expenses, management expenses and sales expenses. Attaching great importance to production process optimization, product structure adjustment, production-supply-sales coordination, inventory control and cost control that have greater impacts on economic efficiency.

Report of the Directors (continued)

(4)	Promoting industrial structure adjustment and strengthening innovation and development

Refining and improving the Company’s development plan, focusing on promoting product structure and industrial structure adjustment, ensuring mid-term delivery of oil cleaning project by end of October, actively promoting the second phase of carbon fiber project, and making every effort to kick off the projects of 1# ethylene upgrading after moving, large tow carbon fiber and other projects. Strengthening regional coordinated development and actively exploring opportunities of setting up joint venture or cooperation with Dushan Port Petrochemical Industrial Park and Jinshan Second Industrial Zone. Striving to make technological breakthrough in carbon fiber production, etc., completing the upgrading of high-performance carbon fiber equipment, and continuing to optimize carbon rod structure and broaden application modes, continuing the development and application of carbon fiber composite materials. Carrying out marketing activities for polyesters for optical films, polyesters for engineering plastics, and flame retardant polyesters, etc. Promoting development of hexene copolymerization and large-diameter polyethylene pipe materials, foamed polypropylene product series, and promoting upgrading and development of medical polypropylene injection syringe products. Continuously promoting the construction of intelligent plants, focusing on optimization of integrated refining and chemical production, integrated management and control of refining and chemical production and industrial cloud platform.

(5)	Further strengthening corporate management

Carrying out research of streamlining and optimizing organization of the Company and working on the relevant plan, improving the management responsibilities of functional departments and units of secondary level. Promoting the pilot work of Carbon Fiber Unit and improving the integrated operation of production, marketing and research of new products. Improving the system and mechanism of Fine Chemical Unit, and exploring the incubation mechanism for the conversion of scientific research achievements. Continuously improving the performance appraisal system, optimizing the performance evaluation indicator system based on reviewing of the Company’s core business processes. Exploring the system of selecting, appointing, supervising and assessing cadres who are leading innovative initiatives, revitalizing internal human resources, intensifying efforts in recruiting mature talents, controlling the total number of employees, and continuously improving labor productivity.

Report of the Directors (continued)

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemicals may have an adverse impact on the Group’s operations

A large part of the Group’s revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have a negative impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

Report of the Directors (continued)

(3)	Modest capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures is estimated to amount to approximately RMB1,500 million in 2019, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have a negative impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

Report of the Directors (continued)

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

Report of the Directors (continued)

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

Report of the Directors (continued)

Section III Analysis of Operating Information in Chemical Industry

(I)	Basic information of the industry

1.	Industry policy and changes

Adhering to harmonious coexistence between human and nature is a basic strategy for insisting and developing socialism with Chinese characteristics in new era. Green and safe development is an eternal theme of petrochemical industry, an important content for optimization and upgrading of industrial structure and a crucial means to push forward supply-side structural reform. In 2018, the top-level design of national security and environmental protection industry policy was further improved. With the sustained efforts of the “Blue Sky Protection Campaign” and the “Battle to Prevent Pollution”, a number of new policies and standards for environmental protection have been published and implemented. At the same time, in order to promote the industrial restructuring of the petrochemical industry and phase out backward production capacities, the country has gradually increased the market openness to the petrochemical industry, which has brought new challenges and opportunities to the whole industry chain.

In terms of safety and environmental protection policy, on January 6, ten departments including the National Development and Reform Commission (NDRC) jointly issued a notice to jointly carry out special treatment for serious violations of laws and regulations and dishonest conducts in the field of oil refining. The object of special treatment refers to the main market players who take crude oil and fuel oil as main raw materials and produce petroleum products such as gasoline and diesel oil through processing and refining, and are found to have serious violations and dishonest conducts in terms of production capacity construction, safety, environmental protection, energy conservation, quality, taxation and operation. On February 6, the Ministry of Environmental Protection printed and transmitted the Environmental Protection Comprehensive Directory (2017) to various ministries and commissions. About 90% of the “double high products” in the directory are products of the petroleum and chemical industries. On February 27, the Ministry of Industry and Information Technology and the Ministry of Emergency Management led the establishment of a special relocation and transformation working group composed of 14 departments to accelerate the relocation and transformation of hazardous chemical enterprises. In April, four ministries and commissions including the Ministry of Ecological Environment jointly issued the Notice on the Adjustment of the Catalog of Import Waste Management, transferring 16 kinds of solid wastes such as waste plastics from industrial sources from the Catalog of Solid Wastes Restricting Imports as Raw Materials into the Catalog of Prohibited Import Solid Wastes, which has been implemented since 31 December 2018. On May 7, the ministerial meeting of the Ministry of Ecological Environment examined and approved in principle the Measures for Administration of Mandatory Liability Insurance for Environmental Pollution (Draft), which includes oil and gas exploitation, manufacturing of basic chemical raw materials, manufacturing of synthetic materials, and manufacturing of chemical raw materials and pharmaceuticals in the compulsory coverage. On May 28, the Ministry of Ecological Environment studied and developed the Opinion on Prohibiting “Imposing Uniformity in All Cases” for Environmental Protection. It put forward that perfunctory measures such as “all closure” and “stop first” should be strictly prohibited, so as to resolutely avoid simple and crude acts such as

Report of the Directors (continued)

centralized shutdown of work and shutdown of production. On July 28, the Ministry of Ecological Environment initiated a special action of law enforcement on ozone-depleting substances (ODS), so that the illegal use of rigid polyurethane foaming agent CFC-11 (trichlorofluoromethane) will become a key area of law enforcement.

In terms of industrial policy, in October, the Ministry of Industry and Information Technology, the Ministry of Science and Technology, the Ministry of Commerce and the State Administration of Market Supervision jointly issued the Three-year Action Plan for Improving the Quality of Raw Material Industry (2018-2020), focusing on the three-year development goals of quality improvement in four sub-sectors, including petrochemical and chemical industries. It points out that the quality of raw material products in China will be significantly improved by 2020. Some middle and high-end products will enter the global supply chain system, the supply structure will be optimized, and positive results will be made in the supply-side structural reform of raw material industry. On June 28, NDRC and the Ministry of Commerce issued the Special Management Measures for Foreign Investment Access (Negative List) (2018), lifting the restrictions on the holding of more than 30 foreign-funded chain gas stations by the Chinese side. Up to now, the downstream links of petroleum industry in the country are fully open. On July 23, the State Council held an executive meeting and adopted a plan for the layout of the petrochemical industry, which calls for the priority of safety and environmental protection, and supports the sole or holding investment of private and foreign-funded enterprises to promote industrial upgrading. In August, the Ministry of Industry and Information Technology issued the Notice on Publishing the Project Guidelines for Industrial Transforming and Upgrading Funds (Departmental Budget) in 2018, which mainly supports the capacity-building of manufacturing innovation centers, the enhancement of synergistic capabilities of industrial chains, industrial common service platforms and the first batch of application insurance of new materials, 4 areas totaling 13 key tasks. On August 30, the State Council issued the Several Opinions on Promoting the Coordination and Stable Development of Natural Gas, which makes an overall deployment for the first time in terms of increasing production and supply in the upstream, supporting infrastructure in the midstream, building the downstream market and improving the emergency guarantee system. In November, the Ministry of Industry and Information Technology issued the Guidance Catalog of Industrial Transfer (2018) once again after six years, which sorts out the direction of industrial development of all provinces and cities in four plates of Northeast, East, Central and West China, and specifies that the provinces and cities should give priority to undertaking developing industries and guiding the optimization and adjustment of industries. In October, NDRC and the State Energy Administration issued the Action Plan for Clean Energy Consumption (2018-2020), requiring that remarkable results should be made in clean energy consumption by 2018 and the problem of clean energy consumption should be basically solved by 2020. On December 21, NDRC and the Ministry of Commerce issued the Negative List of Market Access (2018), so that various main market players have equal access to the industries, fields and businesses beyond the negative list according to law. Those included in the negative list include ethylene, PX, MDI, petroleum refining, LNG, coal-to-methanol and coal-to-olefins, etc.

Report of the Directors (continued)

2.	Basic information of key industry segments and the Company’s position in the industry

It can be said that the year of 2018 is the most changeable year in recent years. Sino-US trade frictions and Brexit have brought many uncertainties to the world economy, which is a year of increasing downward pressure. However, on the basis of 2017, the petroleum and chemical industries have achieved double growth in sales revenue and total profit, the overall benefits of the industries continue to be good, and the overall situation has been stable and progressive.

According to the State Statistics Bureau, there are 27,813 enterprises above the designated scale in the petroleum and chemical industries by the end of 2018, and the value added increased by 4.6% over previous year, 0.6% up over previous year; main business income was RMB12.4 trillion, with an increase of 13.6% over previous year; total profit was 839.38 billion yuan, with an increase of 32.1% over previous year, accounting for 12.1% and 12.7% of the country’s main revenue and total profit of industries above the designated scale, respectively; export delivery value reached 701.87 billion yuan, with an increase of 22% over previous year; total assets reached 12.81 trillion yuan, with an increase of 5.3% over previous year, accounting for 11.3% of the country’s total assets of industries above the designated scale, and the asset-liability ratio was 54.56%, 1.4% down over previous year.

In terms of oil and gas, the total output of crude oil and gas in 2018 was 334 million tons (oil equivalent), with an increase of 2.4% over previous year. Specifically, crude oil output was 189 million tons, decreased by 1.2%; natural gas output (CBM, the same below) was 161.02 billion cubic meters, increased by 7.5%; liquefied natural gas output was 9.002 million tons, decreased by 0.9%. The annual import of crude oil amounted to 462 million tons, with an increase of 10.1% over previous year and an external dependence of 70.8%. The import of natural gas amounted to 125.72 billion cubic meters, with an increase of 31.9% over previous year and an external dependence of 43.2%.

In terms of petroleum processing, the crude oil processing volume in 2018 was 604 million tons, with an increase of 6.8% over previous year; the output of refined oil products (gasoline, kerosene and diesel) was 360 million tons, with an increase of 3.6% over previous year. Specifically, diesel output was 174 million tons, decreased by 1.9%; gasoline output was 139 million tons, increased by 8.1%; kerosene output was 47.73 million tons, increased by 12.7%. In 2018, the export of refined oil products amounted to 46.08 million tons, with an increase of 12.8% over previous year.

Report of the Directors (continued)

In terms of chemical industry, the sales income of enterprises above the designated scale in the chemical industry was 7.27 trillion yuan in 2018, with an increase of 8.6% over previous year; total profit was 500.65 million yuan, with an increase of 16.3% over previous year; export delivery value reached 537.48 billion yuan, with an increase of 13.1% over previous year; the asset-liability ratio was 55.85%, decreased by 1.33% over previous year. The year-round investment increased by 6% over previous year, ending the decline for two consecutive years. Ethylene output was 18.41 million tons, with a year-on-year growth of 1.0%; pure benzene output was 8.276 million tons, with a year-on-year growth of 4.7%; methanol output was 47.56 million tons, with a year-on-year growth of 2.9%; total output of synthetic materials was 158 million tons, with a year-on-year growth of 7.5%; tire output was 816 million, with a year-on-year growth of 1.0%.

Exports have risen in both quantity and quality. According to statistics, the export delivery value of enterprises above the designated scale in petroleum and chemical industries in 2018 achieved a year-on-year growth of 22.0%, which was 5.9% faster than that of previous year. The export delivery value of petroleum processing industry increased by more than 80%, while the chemical industry increased by 13.1% on year-on-year basis. Exports of specialty chemicals, synthetic materials and organic chemical raw materials increased rapidly by 19.7%, 17.2% and 21.6%, respectively.

The Group is one of the largest refining-chemical integrated enterprises in the domestic market and production of ethylene, PX, ethylene glycol taking a share of around 2.5%-4% in the domestic market of similar products

(II)	Products and production

1.	Main operating model

The Company’s main operating models are: crude oil procurement; processing and production of synthetic fibre, resin, plastic, intermediate petrochemical products and petroleum products; realizing profit through product sales.

Report of the Directors (continued)

2.	Main products

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/storage tank	Transportation fuel	International crude oil price, supply-demand balance

PX	Intermediate petrochemical products	Naphtha	Road transportation/storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Benzene	Intermediate petrochemical products	Naphtha	Road transportation, shipping, rail transportation/storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemical products	Naphtha	Road transportation/storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemical products	Naphtha	Road transportation, pipeline transportation/storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

Ethylene	Intermediate petrochemical products	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply-demand balance

PE	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition

PP	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition

Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/warehousing	Polyester fibre or film, container	Raw material price and market supply-demand condition

Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition

Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/warehousing	Texture, apparel	Raw material price and market supply-demand condition

Report of the Directors (continued)

	Production			Sales
	2018	2017	Year-on-year	2018	2017	Year-on-year
Products	(10,000 tons)	(10,000 tons)	change	(10,000 tons)	(10,000 tons)	change
Diesel Note1	373.08	386.38	-3.44%	372.70	338.87	9.98%
Gasoline	322.92	316.61	1.99%	325.67	317.15	2.69%
Jet Fuel Note1	146.82	157.41	-6.73%	100.37	75.13	33.60%
Paraxylene	67.30	63.29	6.34%	49.82	41.32	20.57%
Benzene Note2	34.86	34.06	2.35%	31.02	32.00	-3.06%
Ethylene Glycol	41.52	41.11	1.00%	30.65	29.34	4.46%
Ethylene Oxide	19.43	14.64	32.72%	18.48	14.25	29.68%
Ethylene Note2	77.78	76.69	1.42%	2.90	0.55	427.27%
Polyethylene	41.79	47.13	-11.33%	41.62	46.26	-10.03%
Polypropylene	49.36	48.18	2.45%	49.37	47.87	3.13%
Polyester Pellet Note2	40.65	41.41	-1.84%	27.18	29.32	-7.30%
Acrylic	11.32	13.19	-14.18%	11.33	13.16	-13.91%
Polyester Staple	4.77	4.58	4.15%	4.16	3.93	5.85%

Note 1: Excludes sales volume on a sub-contract basis.

Note 2: The difference between production and sales is internal sales.

The above-mentioned sales volume does not include the trading of petrochemical products of the Group.

3.	R&D and Innovation

Please refer to 3.2.C Section II “Management Discussion and Analysis” in this chapter for details of the R&D and innovation of the Group.

4.	Production techniques and processes

The key component of the vertically integrated production facility of the Company is the ethylene facility producing ethylene and propylene and aromatics facility mainly producing paraxylene and benzene. Ethylene is the main raw material for the production of polyethylene and ethylene glycol, while ethylene glycol and PTA polymerization produces polyester. Propylene is the main raw material for the production of acrylics and polypropylene. The above-mentioned products all use crude oil as raw material and are processed through a series of petrochemical facilities. The chart below illustrates in brief the production processes of the Company.

Report of the Directors (continued)

Crude oil
CDU & VDU
LNAP
HNAP
Regular first vacuum side stream
Coal diesel
Vacuum gas oil
Atmospheric residue
Vacuum residue
Naphtha Prehydrotreating Unit
LNAP
Refined Naphtha
Kerosene Hydrodesulfurization Unit
Kerosene
Blending
Kerosene
Blending
HCU
Medium pressure HCU
High pressure HCU
LPG
LNAP
HNAP
Kerosene
Blending
Hydrogenated cycle oil
Diesel Hydrotreating Unit
Refined Coker Gasoline
Refined diesel
Blending
Residue Hydro Treating Unit
Naphtha
Diesel
Blending
Hydrogenated Residue Fluid
DCU
coker gasoline
coker diesel
Coker gas oil
Petroleum Coke
Go to Power plant or leave plant
Deasphalted oil
Solvent deasphalting Unit
Deoiling asphalt
Blending of asphalt
CCU
Dry gas
LPG
Gasoline
Light Diesel
Heavy Diesel
Slurry oil
Coke
Scorching
C2 Recycling Unit
Ethylene-rich gas
Dry gas
Gas separation unit
Propylene
Propane
C4
S Zorb Unit
Refined Gasoline
Blending
Hydrogenation and modification unit
Light gasoline
Heavy gasoline
Blending
Diesel
Blending
Slurry oil drawing Unit
Light slurry oil
Heavy slurry oil
Ethylene unit
Ethylene
Propene
pyrolysis C4
pyrolysis gasoline
pyrolysis diesel
ethylene bottom oil
Nikasol unit
Vinol unit
vinol
nikasol
polyethylene unit
polyethylene resin
Glycol unit
ethylene oxide
glycol
polypropylene unit
polypropylene resin
Butadiene extraction unit
New zone, old zone
butadiene
Raffinate C4
Gasoline hydrotreating unit
pyrolysis C5
pyrolysis C9
C5 unit
isoprene
pentadiene
dicyclopentadiene
Raffinate C5
Isopentene Unit
isopentene
pentane
Returned C5
Hydrogenated gasoline
Hydrogenated gasoline extraction unit
Raffinate oil
Benzene
C6, C7
toluene
Reforming unit
LPG
C5
Reformate
Dry gas
P-xylene
C10 heavy aromatic
C8
C7, C9, heavy aromatic
Blending
Polyester unit
industrial filament
polyester staple fiber
PET chip
MTBE Unit
MTBE
Butene-1
Etger C4
methanol
Acrylonitrile
Acrylic fiber unit
Carbon fiber unit
Acrylic fiber
Carbon fiber

Report of the Directors (continued)

5.	Capacity and operation status

Key production facilities (number of sets)	Designed capacity (tons)	Capacity Utilization (%)
Crude oil distillation facility (2)	14,000,000	93.80
Hydrocracking facility (2)	3,000,000	90.55
Ethylene facility	700,000	107.03
* Aromatics facility (2)	835,000	97.29
PTA facility	400,000	83.64
Ethylene oxide/Ethylene glycol facility (2)	525,000	93.52
Catalytic cracking	3,500,000	99.56
Delayed coking (2)	2,200,000	91.87
** Diesel hydrogenation (2)	3,850,000	92.79
** Acrylonitrile facility	650,000	85.56
C-5 Separation (2)	205,000	114.00
*** Polyester facility (3)	550,000	90.39
**** Polyester staple fibre facility (2)	158,000	94.12
Polyester filament facility	21,000	85.66
Acrylics staple fibre facility (3)	141,000	111.28
Polyethylene facility (3)	408,000	98.13
Polypropylene facility (3)	400,000	99.63
Vinyl acetate facility	86,100	89.92

*	No.1 PX facility (235,000 tons/year) was suspended for the whole year.
**	No.2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
***	No.3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013. **** No.1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

For capital expenditure items, please refer to “Non-fundraising projects” in Section II “Management Discussion and Analysis” of this chapter.

Report of the Directors (continued)

(III)	Raw material procurement

1.	Basic information of major raw materials

The major raw material of the Company is crude oil, hence the fluctuations of crude oil prices substantially affect the Company’s results. The Company purchases most of its crude oil from international markets through agents.

Please refer to “General - Review of the Company’s operations during the Reporting Period” in Section II “Management Discussion and Analysis” of this chapter for details of the crude oil procurement of the Company in 2018.

(IV)	Sales of products

1.	Sales model

The Company’s sales models are mainly direct sales and agency sales. The products are mostly sold to large trading companies and industrial users, including Sinopec Group and its designated clients. The Company has established long-term relationships with these clients.

2.	Pricing strategy and change in prices of major products

Most of the products of the Company are sold at market price. However, sales of the Company’s major petroleum products (gasoline, diesel and jet fuel) are also subject to different extent of government pricing (guided-price).

The prices of products of the Company that are not subject to price control are fixed with reference to the market price in the main chemical products market of Shanghai and other places in China. The Company keeps monitoring major international commodity markets, especially the price trend in Southeast Asian markets. In most cases, the Company revises product prices monthly while more frequent price revisions will be made during periods of intense price fluctuations.

3.	Basic information of main businesses of the Company by industry segment

Please refer to “Comparison and analysis of results of the Company’s operations” in Section II “Management Discussion and Analysis” of this chapter for basic information of main business of the Group by industry segment.

Report of the Directors (continued)

4.	Basic information of main businesses of the Company by sales channel

		Unit: RMB’000
Sales Channel	Revenue	Year-on-year increase/decrease in revenue (%)
Direct sales	52,409,670	22.98
Agency sales	27,258,216	14.47

5.	Basic information of joint products, side products, semi-finished products, waste, residual heat utilization products during the production process of the Company

The Company owns a power plant which provides power and steam resources mainly to the Company while the surplus is sold to external parties. In 2018, the Company sold 670 million kilowatt-hour of power, generating revenue of RMB424 million, and sold 576,000 giga joules of steam, generating revenue of RMB55.64 million.

(V)	Environmental protection and safety

1.	Major safety production accident of the Company during the Reporting Period

Nil.

2.	Environmental protection investment of the Company during the Reporting Period

Unit: RMB100 million
Environmental protection investment	Percentage of invested capital in operating revenue (%)
5.10	0.47

Report of the Directors (continued)

Section IV Major Events

(I)	Plan for profit distribution of ordinary shares or capital reserve capitalization

1.	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of the Company (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the places where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the places where the Company’s shares are listed.

Report of the Directors (continued)

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent Directors shall issue independent opinions on such plan and the Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, Independent Directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

2.	Plan for profit distribution or capitalization of capital reserves for the Reporting Period

In 2018, the net profit attributable to shareholders of the Company amounted to RMB5,277,186,000 under CAS (net profit of RMB5,336,331,000 under IFRS). According to the 2018 profit distribution plan approved by the Board on 19 March 2019, the Board proposed to distribute the Final Dividend based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2018 profit distribution plan will be implemented subject to approval of the AGM. The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 18 July 2019 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 1 July 2019. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 26 June 2019 to Monday, 1 July 2019 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 25 June 2019.

Report of the Directors (continued)

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

3.	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

						Unit: RMB’000
Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend (including tax)	Net profit attributable to owners of the listed company in the consolidated statement for the year	Percentage of net profit attributable to owners of the listed company in the consolidated statement (%)
2018	0	2.5	0	2,705,953.38	5,277,186	51.28
2017	0	3.0	0	3,247,144.05	6,141,558	52.87
2016	0	2.5	0	2,700,000.00	5,955,576	45.34

Report of the Directors (continued)

(II)	Fulfilment of undertakings

1.	Undertakings made by the de facto controller, shareholders, connected parties and purchasers of the Company and the Company itself during the Reporting Period or continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(III)	Events regarding capital occupation and repayment during the Reporting Period

Nil.

Report of the Directors (continued)

(IV)	Explanation on the reasons and impact for the Company’s changes in accounting policies, accounting estimates, or correction of previous significant accounting errors

1.	New standards adopted by the Company and revision and explanation of the standards

The Group has first adopted the following standards for financial statements prepared according to International Financial Reporting Standards for the financial year started on 1 January 2018. The following standards had no major effect to the Company.

•	International Financial Reporting Standards No. 9- éFinancial Instruments ;

•	International Financial Reporting Standards No. 15- éIncomes from Customers’ Contracts ;

•	Improvement Methods for 2014-2016;

•	Modification of International Financial Reporting Standards No. 2- éCategorization and Measurement of Share-based Payments ;

•	Modification of International Accounting Standards No. 40- éTransformation of Investment Real Estate ;

•	Modification of International Financial Reporting Interpretation Committee No. 22- éConsideration of Foreign Currency Transactions and Prepaid Considerations ..

No other standards or interpretation revisions with major impact on the Group’s combined financial statements was first effective for the financial year started on 1 January 2018.

(V)	Appointment and dismissal of auditors

During the Reporting Period, the Company did not change the auditors.

Report of the Directors (continued)

Details of the auditors appointed by the Company during the Reporting Period and the appointment details are as below:

Unit: RMB Yuan
Current
Name of the domestic auditors	PricewaterhouseCoopers Zhong Tian LLP
Remuneration of the domestic auditors	Auditing services: 4,800,000;
non-auditing services: 150,000
Duration of audit of the domestic auditors	3 Years
Name of the international auditors	PricewaterhouseCoopers
Remuneration of the international auditors	Auditing services: 3,000,000;
non-auditing services: nil
Duration of audit of the international auditors	3 Years

(VI)	Material litigation or arbitration

The Company was not involved in any material litigation or arbitration during the year.

(VII)	Punishment and reprimand of the listed company and its Directors, Supervisors, senior management, controlling shareholders, de facto controller and purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC nor publicly censured by the stock exchanges.

(VIII)	Credit status of the Company and its controlling shareholder and de facto controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

Report of the Directors (continued)

(IX)	Share Option Incentive Scheme

1.	Share Option Incentive Scheme has been disclosed in relevant announcement without further updates or changes since implementation

Summary	Index of enquiry
The 18th meeting of the Eighth Session of the Board considered and passed the “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company”.	Published on 16 March 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company” was considered and passed at the 2016 annual general meeting.	Published on 16 June 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The third meeting of the Ninth Session of the Board considered and passed the “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Option Incentive Scheme of Sinopec Shanghai”, the “Resolution in respect of adjustment to the exercise price of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the first exercisable period of share initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai”.	Published on 24 August 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

Report of the Directors (continued)

Summary	Index of enquiry
Completion of the first exercisable period of the initial grant of share options	Published on 29 September 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded on 28 September 2017 to the websites of the Shanghai Stock Exchange and the Company.

At the sixth meeting of the Ninth Session of the Board of the Company, “Resolution in respect of adjustment to the participants list and the number of share options of the Share Option Incentive Scheme of the Company” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the second exercisable period of share options initially granted under the Share Option Incentive Scheme of the Company” were considered and passed.	Published on 9 January 2018 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 8 January 2018.

Completion of the second exercisable period of the initial grant of share options	Published on 23 February 2018 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 22 February 2018.

The third exercisable period of the initial grant of share options does not meet the exercisable condition.	Published on 29 December 2018 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018.

Report of the Directors (continued)

2.	Summary of Share Option Incentive Scheme

(1)	Purpose of the scheme

The purpose of the Share Option Incentive Scheme is to further establish and improve its operational mechanism, establish and improve its incentive mechanism for members of the senior management, advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel, effectively incentivise its management team and key personnel, attract and retain talents, enhance its competitive position in the industry and its core competitiveness; and ensure the realisation of its development strategy and operational objectives.

(2)	Eligible participants of the scheme

The eligible participants shall include the Directors, senior management members and key business personnel of the Company who have direct contributions to the overall results and sustainable development of the Company or have outstanding contribution. The participants of the initial grant under the Share Option Incentive Scheme included Directors, senior management and key business personnel but excluding independent non-executive Directors, Supervisors and Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the shares and the de facto controllers of the Company, and their spouse and immediate family members.

(3)	Underlying shares and incentive instrument

Underlying shares to be granted only involve the A shares issued by the Company. The Company will not issue any H shares upon the exercise of any option granted under the Share Option Incentive Scheme.

The incentive instrument of the Share Option Incentive Scheme is the granting of the share options. Within the exercisable period of the share options, each share option would entitle the holder to subscribe for one share of the Company’s A shares at a pre-determined exercise price if the exercising conditions and arrangements are met.

Report of the Directors (continued)

(4)	Total number of securities for issue under the scheme and percentage of the issued share capital as at the date of the annual report

Under the Share Option Incentive Scheme, the total number of underlying shares to be granted shall not exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). As at the date of this annual report, the total number of A share share options that can be granted under the Share Option Incentive Scheme is 691,740,000, which is 6.40% of the total number of issued shares of the Company (10,823,813,500 shares) as at the date of this annual report.

(5)	Maximum entitlement of each participant under the scheme

Unless approved by the shareholders as a special resolution at a general meeting of the Company, the aggregate number of A shares to be acquired by each grantee through the Share Option Incentive Scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company. On each grant, the estimated benefit upon exercise of the share options shall not exceed 30% of his/her total emolument (including the estimated benefit to be granted to each grantee upon exercise of the share options) at the grant date.

Report of the Directors (continued)

(6)	Exercisable period

The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the date of grant (“Grant Date”). Details of the arrangements for the exercise of the share options under the Share Option Incentive Scheme are as follows:

Stage	Schedule	Exercise Ratio Cap
Grant Date	determined by the Board upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	commencing on the first trading day upon the expiry of the 24-month period following the Grant Date and ending on the last trading day preceding the expiry of the 36-month period following the Grant Date	40%
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the Grant Date and ending on the last trading day preceding the expiry of the 48-month period following the Grant Date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the Grant Date and ending on the last trading day preceding the expiry of the 60-month period following the Grant Date	30%

If a participant is a Director or member of senior management of the Company, at least 20% of the total number of share options granted to him/her shall not be exercisable until such participant passes the appraisal during his/her term of office.

(7)	Vesting period

The vesting period for each grant under the Share Option Incentive Scheme shall not be less than two years.

(8)	Amount, if any, payable on application or acceptance of the share option and the period within which payments or calls must be made or repayment of loans for such purposes must be made

Nil.

Report of the Directors (continued)

(9)	Basis of determining the exercise price

A.	The exercise price under the initial grant

The exercise price under the initial grant shall not be lower than the highest of the followings:

I.

the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the proposal of the Share Option Incentive Scheme, which was RMB3.29 per share;

II.

the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the proposal of the Share Option Incentive Scheme, which was RMB3.27 per share; and

III.

RMB4.20 per share. In June 2013, Sinopec Corp. undertook in the Company’s share reform that it would propose to the Board a share option scheme which complied with the relevant systems of the SASAC and the CSRC, with an initial exercise price of the share options not lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price should be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial exercise price of the share options, i.e. no less than RMB6.43 per share, was adjusted to RMB4.20 per share.

Accordingly, the exercise price under the initial grant is RMB4.20 per share.

B.	The exercise price under further grants

The exercise price under each proposed grant (other than the initial grant) shall be the higher of the followings:

I.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each grant; and

II.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each grant.

Report of the Directors (continued)

C.	Adjustment of the exercise price

If, during the period from the date of the announcement of the Share Option Incentive Scheme or the proposed grant until the expiration of the validity period of the share options, in the event of capitalisation of capital reserves, distribution of bonus shares, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend, an adjustment to the exercise price shall be made in accordance with the relevant provisions of the Share Option Incentive Scheme.

(10)	Remaining life of the scheme

The Share Option Incentive Scheme has been effective since 23 December 2014 with a validity period of ten years up to 22 December 2024.

3.	Share Option Incentive Scheme of the Company

(1)	Date and number of the initial grant

Grant Date of A shares: 6 January 2015

Number of grantees of A shares: 214 persons

Number of A shares share options granted: 38,760,000

(2)	Status of the first exercise of share options

A.	The status of the first exercise of share options

Exercise date: 29 August 2017

Number of exercisable A shares share options: 14,212,500

Number of A shares share options lapsed: 5,228,900

Number of share options exercised: 14,176,600

Date of completion of registration formalities for newly increased stocks: 27 September 2017

Number of people exercised the share options: 199

Exercise price: RMB3.85/share

Report of the Directors (continued)

B.	The status of the second exercise of share options

Exercise date: 12 January 2018

Number of exercisable A shares share options: 9,636,900

Number of A shares share options lapsed during the Reporting Period: 5,207,900

Number of A shares share options exercised: 9,636,900

Date of completion of registration formalities for newly increased stocks: 14 February 2018

Number of people exercised the share options: 185

Exercise price: RMB3.85/share

C.	The status of the third exercise of share options

The number of A shares share options expired during the Reporting Period due to the non-fulfillment of exercise conditions: 8,946,900.

(3)	Outstanding share options of Directors, chief executive and substantial shareholder during the Reporting Period

At the beginning of the Reporting Period, the total number of outstanding A shares share options held by the Directors of the Company, namely. Mr. Gao Jinping, Mr. Jin Qiang and Mr. Guo Xiaojun, and Vice President Mr. Jin Wenmin, were 966,000 A shares share options.

During the Reporting Period, Mr. Jin Wenmin, Deputy General Manager, was appointed as the director of the Company on June 13, 2018. During the Reporting Period, the number of A-share stock options exercised by the directors Gao Jinping, Jinqiang, Guo Xiaojun and Mr. Jin Wenmin in the second exercise period totaled 483,000. During the Reporting Period, 150,000 outstanding A-share stock options held by Mr. Gao Jinping, the director of the Company, expired due to his resignation. During the Reporting Period, 333,000 A-share stock options held by directors Jin Qiang, Guo Xiaojun and Jin Wenmin expired because the third exercise period did not meet the exercise conditions.

At the end of the Reporting Period, the number of outstanding A-share stock options held by directors, chief executives or major shareholders was 0.

Report of the Directors (continued)

(4)	Outstanding share options granted to employees other than the persons mentioned in item

At the beginning of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel was 18,138,500.

During the Reporting Period, a total of 9,153,900 A shares share options had been exercised by the Company’s key business personnel during the first exercisable period.

During the Reporting Period, a total of 8,984,600 A shares share options granted to the Company’s key business personnel had been lapsed due to job transfer and resignation of the participants and the third exercise does not meet the exercisable condition.

At the end of the Reporting Period, the Company’s key business personnel no longer held outstanding A shares share options.

(5)	Exercise price of the initial grant and exercise price adjustment

According to the principle disclosed by the Company on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalisation of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On 15 June 2016, the 2015 annual profit distribution plan was considered and passed at the Company’s 2015 annual general meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares. On 15 June 2017, the 2016 annual profit distribution plan was considered and passed at the Company’s 2016 annual general meeting, whereby cash dividend of RMB2.50 was paid for each 10 shares and the exercise price was adjusted to RMB3.85 per share accordingly. On 13 June 2018, the 2017 annual profit distribution plan was considered and passed at the Company’s 2017 annual general meeting, whereby cash dividend of RMB3.00 was paid for each 10 shares and the exercise price was adjusted to RMB3.55 per share accordingly.

Report of the Directors (continued)

(6)	Validity of and exercise arrangements for the initial grant

The share options shall be exercisable within five years from the date of the grant, subject to the exercise arrangements. For the related regulations, please refer to paragraph (6). “Exercisable Period” above.

(7)	Update on the Share Options Incentive Scheme up to the date of this annual report

Nil.

Save as disclosed herein and in the aforesaid relevant announcements, no A shares share options were granted pursuant to the Share Option Incentive Scheme or exercised by any grantees or cancelled or lapsed during the Reporting Period.

Report of the Directors (continued)

(X)	Major connected transactions

1.	Connected transactions in relation to daily operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemicals to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing related party transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing related party transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

Report of the Directors (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2018	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	74,689,000	56,427,644	49.33%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	96,166,000	59,840,988	88.82%
Property leasing	Sinopec Corp. and its associates	36,000	29,551	61.68%
Agency sales of petrochemical products	Sinopec Corp. and its associates	232,000	139,837	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	2,621,000	109,146	22.47%
Petrochemical industry insurance services	Sinopec Group and its associates	160,000	121,329	96.71%
Financial services	Sinopec Group and its associates	200,000	1,936	9.68%

On 5 December 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the Eighth Session of the Board on 24 November 2016. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on “Shanghai Securities News” and “China Securities Journal” on 25 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB53,960,000 (exclusive of VAT).

Report of the Directors (continued)

It was approved at the 14th meeting of the Ninth Session of the Board on 28 December 2018 that the Company would enter into a new leasing agreement with Baishawan branch. The new leasing agreement was signed on 31 December 2018 according to which the Company rents the oil tanks from the Baishawan Branch at an annual rent up to RMB95,000,000 (exclusive of VAT), with the leasing period from 1 January 2019 to 31 December 2019. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 28 to the financial statements prepared under IFRS in the 2018 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the technical service agreement, the Company appoints PCITC to implement the design, construction, operation and maintenance of smart plant project at a total amount of RMB30,580,000 (inclusive of tax). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

Report of the Directors (continued)

2.	Connected parties’ liabilities

Unit: RMB’000
		Funds provided to			Funds provided by connected parties to
Connected party	Connected relationship	connected parties			the listed company
		Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period	Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	179	3,004	3,183	60,455	29,112	89,567

Note 1:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates;

Note 2:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

Independent Non-executive Directors of the Company have reviewed the continuing connected transactions of the Group and confirmed that:

The above continuing connected transactions have been entered into in the ordinary and usual course of business of the Company;

The above continuing connected transactions have been entered into on normal commercial terms or better;

The above continuing connected transactions have been entered into according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole; and

The transaction amounts of the above continuing connected transactions during the Reporting Period were within the annual caps.

Report of the Directors (continued)

3.

The international auditor of the Company, PricewaterhouseCoopers, was engaged to report their conclusions regarding the above continuing connected transactions of the Company to the Board in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”, with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditors have, in accordance with Chapter 14A.56 of the Hong Kong Listing Rules, come to the conclusion that:

Nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

Nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

With respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the amount has exceeded the annual cap set by the Company as disclosed in the announcements in respect of each of the continuing connected transactions.

Report of the Directors (continued)

(XI)	Material contracts and their performance

1.	Entrustments, sub-contracts and lease arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Entrusting others to conduct wealth management

Please refer to “Investment of the Company” in Section II “Management Discussion and Analysis” of this chapter.

4.	Other major contracts

There were no major contracts of the Company during the Reporting Period.

(XII)	The Company’s disclosure on the fulfillment of its corporate social responsibility

1.	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2018 and the Company’s 2018 Environmental, Social and Governance Report, please refer to the “2018 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

2.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

Report of the Directors (continued)

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved.

In 2018, the Group established the concept of “Challenging to the Advanced Level and Aligning with the Highest Standards”, promoted the green development of the industry with higher requirements, upgraded and renovated in an all-round way, rectified in an all-round way and upgraded the management work in an all-round way, aiming to build the world’s first-class refining and chemical integrated enterprise with the highest standards, the most stringent requirements and the highest level. The Group strived to improve Shanghai PeChem’s VOCs and other environmental indicators to reach the highest standards of Shanghai’s chemical parks in the shortest time period, to make neighbouring residents truly feel the improvement of environmental quality and continuously improve the environmental protection level.

In 2018, the Company actively carried out environmental protection improvement projects, accelerated the implementation of “ultra-low retrofit of thermoelectric boilers” project. In 2018, total emission volume of sulfur dioxide and nitrogen oxides reduced by 64.01% and 39.96% year-on-year respectively.

In 2018, both the compliance rate on waste water and waste gas emission were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continuously implemented LDAR work and achieved continuous emission reduction of VOCs, meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2018, the Company had total 811,572 sealing points, accumulated inspection points/times reached 1,653,040, 3,998 leakage points were detected, among which 3,972 leakage points were repaired, achieving a repair rate of 99.3%.

In 2018, the company paid a total of RMB16.85 million environmental tax to Tax Bureau of Jinshan District.

In 2018, the Company was given 3 penalties regarding environmental protection matters, involving a total fine of RMB0.6 million. Major reasons of penalty included converted concentration of RTO emissions from Polyester Unit exceeding standards, inadequate VOCs control and black smoke arising in the process of overhaul shutdown and re-start and maintenance.

Report of the Directors (continued)

No.	Event name	Correction and improvement
1	Punishment to Polyester Department for oxidation RTO exhaust gas xylene conversion concentration exceeding standards on April 23, 2018	On September 5, 2018, the Company invited the Group’s Energy and Environment Department leaders and Dalian Research Institute experts to hold a seminar on RTO exhaust emissions. On the meeting, the design institutes and research institutes are required to optimize the RTO technology and equipment from the technical aspects, and then propose the feasibility of obtaining support for the standard or other policies for this technology to the Ecology and Environment Department according to the optimized actual operation research.

2	Punishment to Olefins Department for the sewage pool not sealed effectively as specified during maintenance period on June 25- 29, 2018.	(1) Replaced the cover gasket and re-tighten the cover fastening bolts one by one, and performed the VOC detection on the cover sealing surface, with the VOC not detected.

(2) Regularly checked the butadiene oily sewage pool area and performed VOC detection in the surrounding environment.

3	Punishment to Olefins Department for black smoke from the running boiler on July 25, 2018	(1) Quickly adjusted combustion on that day to eliminate black smoke;

(2) Adjusted boiler load in advance and strengthened communication between devices;

(3) Regularly cleaned and checked the nozzle of the oil gun;

(4) Investigated the causes and developed solution for black smoke from boiler chimneys and reported them to the team for understanding.

Report of the Directors (continued)

3.	Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to relevant requirements of national and local governments such as the “Environmental Impact Assessment Law” and “Classification Management List for Construction Project Environmental Impact Assessment”, In 2018, Shanghai Petrochemical completed acceptance inspection of the odor control project in the oil tank area of the Ministry of Storage and Transportation under the supervision of its headquarters, and successively completed the special acceptance of environmental protection for such projects as “1# ethylene glycol unit structural adjustment project for increasing production of ethylene oxide”, “2# diesel oil hydrogenation quality upgrading and reconstruction”, “capacity expansion of sea transportation factory facilities for the refined oil products of the Ministry of Storage and Transportation” and “transformation of tail gas of sulfur plant to achieve standard discharge”.

According to the requirements of the Ministry of Environmental Protection, the Shanghai Municipal Environmental Protection Bureau and the Sinopec Group’s Notice on the Application for Pollutant Emission Permits, the Company obtained the sewage discharge licenses issued by the Shanghai Municipal Environmental Protection Bureau on 29 June 2017 and 31 December 2017 respectively. Licenses (thermal power industry, petrochemical industry) are valid from 1 January 2018 to 31 December 2020. In 2018, self-monitoring, reporting of pollutant discharge permit implementation report and information disclosure was carried out in strict accordance with the requirements of pollutant discharge permit management.

4.	Emergency response plan for emergent environmental incidents

According to the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Enterprises and Institutions (Trial)” of the Ministry of Environmental Protection and the requirements for the filing of environmental emergency response plans by the Shanghai Municipal Environmental Protection Bureau, the Company launched the surveys for its risk information and environmental emergency resources and assessed the risk of environmental incidents. The Company completed the preparation and expert review of the “Comprehensive Emergency Response Plan for Environmental Emergencies”, and filed a report to the Shanghai Municipal Environmental Protection Bureau on 29 December 2016. The Company’s overall plan includes 11 areas, such as “corporate profile”, “emergency organization system and responsibility”, “environmental risk analysis”, “internal alarm mechanism” and “emergency response”, etc. The special emergency plan includes 6 preplans, including “special emergency plan for water environment risk”, “special emergency plan for long-distance pipeline leakage”, and “special emergency response plan for chemicals (including hazardous waste) leakage incident”. The Company also prepared 11 on-site precaution plans, including the contingency plan for on-site disposal of 1# and 2# polyethylene joint installations, polyolefin joint installation and ethylene glycol plants.

In 2018, “one source one case” was dynamically improved for Shanghai Petrochemical’s major sources of environmental risks in accordance with the requirements of the Notice on Further

Report of the Directors (continued)

Strengthening Environmental Risk Prevention and Control and Hidden Danger Control issued by the Oil Refining Division of Sinopec and combined with the implementation of the implementation of risk control measures in production equipment. In September 2018, an environmental risk source assessment was carried out. At present, 125 environmental risk sources were identified. Through the assessment, 6 major environmental risk sources, 49 major environmental risk sources and 70 general environmental risk sources were identified. In December 2018, six major environmental risk sources were re-assessed. The re-assessment results showed that the six major environmental risk sources were downgraded to larger environmental risk sources.

Environmental emergency drills are regularly carried out. On June 29, 2018, “emergency drill for tank car leakage accident in Shanghai Petrochemical LPG Filling Station” was carried out. On December 5, 2018, the “joint emergency drill for leakage accidents of long-distance pipelines of Shanghai Petrochemical” was carried out. Through drills, the staff’s ability to correctly handle the abnormal situation of filling area and field long-distance pipeline and their actual combat level can be improved. The ability of dealing with emergencies and information communication between Shanghai Petrochemical and local fire brigades and other relevant units was tested. The operability of Shanghai Petrochemical Emergency Plan was verified. The decision-making and execution ability of relevant personnel to deal with emergencies quickly was improved. The emergency disposal of environmental pollution was in place and the response of environmental monitoring was timely. The emergency linkage with local governments was further strengthened.

5.	Environmental self-monitoring programme

In accordance with the requirements of Self-monitoring Scheme for Pollutant Discharge Permits, Regulations on Environmental Monitoring Management of Sinopec and Regulations on Environmental Monitoring Management of Shanghai Petrochemical issued by Shanghai Petrochemical, the annual environmental monitoring plan and emission implementation standards of Shanghai Petrochemical were compiled and issued in early 2018. The monitoring content includes: Water Quality (Clear Water) the monitoring plan, atmospheric monitoring plan (atmosphere PM10, fugitive emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, groundwater monitoring plan, etc. covering 7 parts of the Company’s wastewater. Monitoring of pollution sources such as sewage, waste gas, noise, and radioactivity, and monitoring of environmental quality such as atmospheric and groundwater, and daily environmental monitoring, according to the monitoring plan.

Report of the Directors (continued)

(XIII)	Equity-linked agreements

Apart from the Share Option Incentive Scheme disclosed in item (IX) under Section IV “Major Events” of this report, the Company does not have any equity-linked agreements during the year.

(XIV)	Tax rate

The income tax rate currently applicable to the Company is 25% (2017: 25%).

(XV)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December 2018, the Group did not have any term deposits which could not be collected upon maturity.

(XVI)	Reserves

Details of changes in reserves are set out in note 26 to the consolidated financial statements prepared under IFRS.

(XVII)	Financial summary

A summary of the results, total assets, total liabilities and shareholders’ equity of the Group as at 31 December 2018 are set out on pages 6 to 10 of this annual report.

(XVIII)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group for the year ended 31 December 2018 are set out in note 22 to the consolidated financial statements prepared under IFRS.

(XIX)	Interest capitalized

Details of interest capitalized during the year are set out in note 10 to the consolidated financial statements prepared under IFRS.

(XX)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 16 to the consolidated financial statements prepared under IFRS.

Report of the Directors (continued)

(XXI)	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

(XXII)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive rights which requires the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

(XXIII)	Donations

During the Reporting Period, the Company and its subsidiaries had not made any donations.

(XXIV)	Tax relief

During the Reporting Period, the holders of listed securities of the Company were not entitled to tax relief due to the holding of listed securities of the Company in accordance with the PRC laws.

Section V Business review and outlook

Please refer to Section II “Management Discussion and Analysis” of this chapter for the business review of the Group for the year ended 31 December 2018 and the outlook for 2019.

Independent Auditor’s Report

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

What we have audited

The consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 158 to 276, which comprise:

•	the consolidated balance sheet as at 31 December 2018;

•	the consolidated income statement for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

Independent Auditor’s Report (continued)

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

A key audit matter identified in our audit as follows:

Key Audit Matter	How our audit addressed the Key Audit Matter

Net realisable value (NRV) of raw materials, work in progress and finished goods

Refer to Notes 2.16 “Inventories”, 5 “Critical accounting estimates and assumptions” and 21 “Inventories” to the consolidated financial statements.

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

As at 31 December 2018, the gross balances of raw materials, work in progress and finished goods were RMB8,069,197 thousands, against which provisions of RMB111,546 thousands were set aside.

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.

Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and the related taxes requires significant management judgement, taking into consideration of historical information and future market trend.

We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.

We understood, evaluated and tested the controls over the determination of net realisable value of raw materials, work in progress and finished goods.

For work in progress and finished goods that had been sold after 31 December 2018, we compared on a sample basis the actual selling prices against the estimated selling prices.

For work in progress and finished goods that had not been sold after 31 December 2018:

–   if the selling prices were available in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices.

–   if there were no selling prices available in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including possible changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information and referencing to our industry knowledge.

We assessed the reasonableness and the accuracy of the estimated costs to completion, other costs necessary to make the sale and the related taxes by comparing with the historical costs to completion, other costs necessary to make the sale and the related taxes for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Independent Auditor’s Report (continued)

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Independent Auditor’s Report (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Independent Auditor’s Report (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is CHAN KWONG TAK.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 19 March 2019

A.	Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2018

		Year ended 31 December
	Note	2018 RMB’000	2017 RMB’000
Revenue	6	107,688,907	91,962,415
Taxes and surcharges		(12,075,424)	(12,744,088)

Net Sales		95,613,483	79,218,327
Cost of sales	11	(89,838,977)	(72,398,288)

Gross profit		5,774,506	6,820,039

Selling and administrative expenses	11	(536,114)	(535,259)
Net impairment losses on financial assets	4	(39)	—
Other operating income	7	202,617	119,010
Other operating expenses	8	(32,548)	(21,379)
Other gains – net	9	176,690	19,462

Operating profit		5,585,112	6,401,873

Finance income	10	443,661	268,379
Finance expenses	10	(106,249)	(61,047)

Finance income – net		337,412	207,332

Share of net profit of associates and joint ventures accounted for using the equity method	20	885,597	1,243,693

Consolidated Income Statement (continued)

For the year ended 31 December 2018

		Year ended 31 December
		2018	2017
	Note	RMB’000	RMB’000
Profit before income tax		6,808,121	7,852,898
Income tax expense	13	(1,471,903)	(1,698,739)

Profit for the year		5,336,218	6,154,159

Profit attributable to:
- Owners of the Company		5,336,331	6,143,222
- Non-controlling interests		(113)	10,937

		5,336,218	6,154,159

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	14	RMB 0.493	RMB 0.569

Diluted earnings per share	14	RMB0.493	RMB 0.568

The above consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2018

		Year ended 31 December
		2018	2017
	Note	RMB’000	RMB’000
Profit for the year		5,336,218	6,154,159
Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	26	(7,014)	(810)

Other comprehensive loss for the year, net of tax		(7,014)	(810)

Total comprehensive income for the year		5,329,204	6,153,349

Attributable to:
- Owners of the Company		5,329,317	6,142,412
- Non-controlling interests		(113)	10,937

Total comprehensive income for the year		5,329,204	6,153,349

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Balance Sheet

As at 31 December 2018

		As at 31 December
		2018	2017
	Note	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	15	858,283	747,249
Property, plant and equipment	16	11,646,390	12,866,428
Investment properties	17	376,739	391,266
Construction in progress	18	1,559,401	1,001,118
Investments accounted for using the equity method	20	4,527,133	4,452,044
Deferred income tax assets	13	119,075	119,307

		19,087,021	19,577,412

Current assets
Inventories	21	8,120,875	6,597,598
Financial assets at fair value through other comprehensive income	22(d)	1,672,431	—
Financial assets at fair value through profit or loss	4,22(e)	2,727,279	—
Trade receivables	22(a)	81,990	386,480
Bills receivable	22(a)	—	1,090,479
Other receivables	22(a)	105,803	83,551
Prepayments	23	38,025	228,269
Amounts due from related parties	22(a),23,28(c)	2,286,249	1,975,408
Cash and cash equivalents	22(b)	8,741,893	7,504,266
Time deposits with banks	22(c)	1,500,000	2,000,000
Assets classified as held for sale	23	24,331	—

		25,298,876	19,866,051

Total assets		44,385,897	39,443,463

Equity and liabilities
Equity attributable to owners of the Company
Share capital	25	10,823,814	10,814,177
Reserves	26	19,522,249	17,416,056

		30,346,063	28,230,233
Non-controlling interests		116,378	285,307

Total equity		30,462,441	28,515,540

Consolidated Balance Sheet (continued)

As at 31 December 2018

		As at 31 December
		2018	2017
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	24	10,442	5,679

Current liabilities
Borrowings	22(f)	497,249	606,157
Financial liabilities at fair value through profit or loss	4	11,005	1,516
Advance from customers	3	—	470,865
Contract liabilities	3	446,702	—
Trade payables	22(g)	2,922,998	1,908,457
Other payables	22(g)	5,167,230	3,568,817
Amounts due to related parties	22(g),28(c)	4,567,814	3,731,687
Income tax payable		300,016	634,745

		13,913,014	10,922,244

Total liabilities		13,923,456	10,927,923

Total equity and liabilities		44,385,897	39,443,463

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December 2018

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Profit for the year		—	—	6,143,222	6,143,222	10,937	6,154,159
Other comprehensive loss	26	—	(810)	—	(810)	—	(810)

Total comprehensive income for the year		—	(810)	6,143,222	6,142,412	10,937	6,153,349

Dividends proposed and approved	29	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	26,27	—	(10,640)	—	(10,640)	—	(10,640)
Exercise of share option	26,27	14,177	62,319	—	76,496	—	76,496
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,900)	(6,900)
Utilization of safety production fund	26	—	(346)	346	—	—	—

Balance at 31 December 2017		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2018

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540
Change in accounting policy	3	—	—	—	—	—	—

Restated total equity at the beginning of 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit/(loss) for the year		—	—	5,336,331	5,336,331	(113)	5,336,218
Other comprehensive loss	26	—	(7,014)	—	(7,014)	—	(7,014)

Total comprehensive income for the year		—	(7,014)	5,336,331	5,329,317	(113)	5,329,204

Dividends proposed and approved	29	—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Forfeit of share option scheme	26,27	—	(13,004)	—	(13,004)	—	(13,004)
Exercise of share option	26,27	9,637	27,465	—	37,102	—	37,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,457)	(6,457)
Utilization of safety production fund	26	—	57,135	(57,135)	—	—	—
Transactions with non-controlling interests	19	—	9,559	—	9,559	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Cash Flows

For the year ended 31 December 2018

		Year ended 31 December
		2018	2017
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	30	8,501,499	8,784,496
Interest paid to related parties		(1,326)	—
Interest paid to banks		(34,339)	(17,664)
Income tax paid		(1,806,400)	(1,706,014)

Net cash generated from operating activities		6,659,434	7,060,818

Cash flows from investing activities
Dividends received from joint ventures and associates		811,473	479,633
Interest received from related parties		610	5,147
Interest received from banks		416,820	221,835
Net proceeds from settlement of derivative financial instrument		16,540	—
Net proceeds from disposal of property, plant and equipment	30	210,122	3,407
Net proceeds from disposal of joint ventures		—	10,339
Proceeds from disposal of a subsidiary	20	9,600	—
Cash received from entrusted lending		12,000	88,000
Cash received from six-month time deposits		4,000,000	500,000
Cash payment of six-month time deposits		(3,500,000)	(2,500,000)
Cash payment of structured deposits		(2,700,000)	—
Cash held by the subsidiary before disposal	20	(18,529)	—
Cash payment of entrusted lending		—	(12,000)
Purchases of property, plant and equipment and other long-term assets from related parties		(143,554)	(172,154)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,043,451)	(1,024,909)

Net cash used in investing activities		(1,928,369)	(2,400,702)

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2018

		Year ended 31 December
		2018	2017
	Note	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from borrowings from related parties		50,000	—
Proceeds from borrowings from third parties		2,486,759	2,119,147
Proceeds from exercising share option scheme		37,102	54,580
Repayments of borrowings to related parties		(50,000)	—
Repayments of borrowings to third parties		(2,596,157)	(2,059,422)
Cash payment of acquisition of non-controlling interests		(152,800)	—
Dividends paid to the Company’s shareholders		(3,275,656)	(2,697,188)
Dividends paid by subsidiaries to non-controlling interests		(6,457)	(6,900)

Net cash used in financing activities		(3,507,209)	(2,589,783)

Net increase in cash and cash equivalents		1,223,856	2,070,333
Cash and cash equivalents at beginning of the year	22(b)	7,504,266	5,440,623
Exchange gains/(losses) on cash and cash equivalents		13,771	(6,690)

Cash and cash equivalents at end of the year	22(b)	8,741,893	7,504,266

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Notes to the Consolidated Financial Statements

For the year ended 31 December 2018

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly known as Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

The Company completed its initial public offerings in 1993. Its shares were listed on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000, and Sinopec Corp. was the largest shareholder of the Company.

Pursuant to the “Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited” issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of “Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)” (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

1	General information (continued)

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB1,179,159 thousands. The resolution was approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 October 2013, respectively.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees. As a result, ordinary A shares of 14,177 thousands were registered on 27 September 2017.

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, led to an increase of RMB9,637 thousands in share capital.

As at 31 December 2018, total shares of the Company were 10,823,814 thousands (31 December 2017: 10,814,177 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 19 March 2019.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual Reporting Period commencing 1 January 2018:

•	IFRS 9 ‘Financial Instruments’

•	IFRS 15 ‘Revenue from Contracts with Customers’

•	Annual Improvements 2014-2016 cycle

•	Amendments to IFRS 2 ‘Classification and Measurement of Share-based Payment Transactions’

•	Amendments to IAS 40 ‘Transfers to Investment Property’

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’

The Group changed its accounting policies and made modified retrospective adjustments following the adoption of IFRS 9 and IFRS 15, which are disclosed in Note 3. The other amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2018 Reporting Periods and have not been early adopted by the Group:

•	IFRS 16 ‘Leases’, effective for the accounting period beginning on or after 1 January 2019.

•	Interpretation 23 ‘Uncertainty over Income Tax Treatment’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, effective for the accounting period beginning on or after 1 January 2019.

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’, the effective date of this amendment has been deferred by IASB.

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’, effective for the accounting period beginning on or after 1 January 2019.

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020.

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020.

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted (continued)

The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance lease is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-valued leases.

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases. The Group will adopt the practical expedients in IFRS 16 (C10) for the use of a single discount rate to a portfolio of leases with similar characteristics and the accounting for leases which end within 12 months from the date of initial application as short-term leases and will recognize the lease cost on a straight-line basis as expenses in profit or loss.

As at 1 January 2019, the Group has non-cancellable operating lease commitments of RMB84,746 thousands. Of these commitments, approximately RMB315 thousands relate to short-term leases which will be recognized on a straight-line basis as expense in profit or loss. For the remaining lease commitments, the Group expects to recognize right-of-use assets of approximately RMB76,852 thousands on 1 January 2019, lease liabilities of RMB76,731 thousands (after adjustments for prepayments and accrued lease payments recognized as at 31 December 2018). The Group expected the impact on net profit after tax and cash flows for 2019 was not significant.

The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the financial statements.

The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the years prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Apart from aforementioned impact of IFRS 16, there are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future Reporting Periods and on foreseeable future transactions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

Investments in joint ventures and associates are accounted for using the equity method of accounting.

2.3	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.3	Associates (continued)

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of net profit of associates and joint ventures accounted for using the equity method in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the income statement.

2.4	Joint arrangements

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.4	Joint arrangements (continued)

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within finance income or expenses. All other foreign exchange gains and losses are presented in the income statement within Other gains – net.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	12-40 years

Plant and machinery	12-20 years

Vehicles and other equipment	4-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each Reporting Period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains – net in the income statement.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.9	Investment properties

Investment properties are properties which are owned either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

2.10	Lease prepayments and other non-current assets

Lease prepayments and other non-current assets mainly represent prepayments for land use rights and catalysts used in production. These assets are carried at cost less accumulated amortization and impairment losses. Lease prepayments and other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Land use rights	30-50 years

Patents	10-28 years

Catalyst	2-5 years

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets

2.12.1	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.12.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other gains – net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated income statement.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gains or losses previously recognized in OCI is reclassified from equity to profit or loss and recognized in Other gains – net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in Other gains – net and impairment expenses are presented as separate line item in the consolidated income statement.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within Other gains – net in the period in which it arises.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.3	Measurement (continued)

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in Other gains – net in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

2.12.4	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For financial instruments that have low credit risk at the balance sheet date, except for receivables related to revenue, the Group assumes that there is no significant increase in credit risk since the initial recognition, on first stage, and measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk or credit impairment has occurred since the initial recognition of a financial instrument, on second stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 4.1 (b) for further details.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.5	Accounting policies applied until 31 December 2017

Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the Reporting Period. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, bills receivable and other receivables and cash and cash equivalents in the balance sheet.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the Reporting Period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.5	Accounting policies applied until 31 December 2017 (continued)

Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the financial liabilities at fair value through profit or loss category are presented in the income statement within Other gains – net in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.13	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.14	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which are not designated as hedges.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each Reporting Period.

Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits (losses) on that day.

2.15	Assets classified as held for sale

Assets, including non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within 12 months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the asset that is classified as held for sale (or disposal group) is recognized at the date of derecognition.

The assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Assets classified as held for sale are presented separately in current assets of the balance sheet.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.16	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.17	Trade receivables, bills receivable and other receivables

Trade receivables and bills receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables, bills receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables, bills receivable and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less allowance for impairment. See Note 2.12.4 for a description of the Group’s impairment policies.

2.18	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the Group’s balance sheet, bank overdrafts are shown within borrowings in current liabilities.

2.19	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.20	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.21	Trade payables and other payables

Trade payables and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

2.22	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the Reporting Period.

2.23	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. The exchange gains and losses that are an adjustment to interest costs include the interest rate differential between borrowing costs that would be incurred if the entity had borrowed funds in its functional currency, and the borrowing costs actually incurred on foreign currency borrowings.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax (continued)

(b)	Deferred income tax (continued)

Outside basis differences (continued)

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.25	Employee benefits

(a)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. Benefits falling due more than 12 months after the end of the Reporting Period are discounted to their present value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.26	Share-based payment

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions such as an entity’s share price;

•	excluding the impact of any service and non-market performance vesting conditions such as profitability, sales growth targets and remaining an employee of the entity over a specified time period; and

•	including the impact of any non-vesting conditions such as the requirement for employees to save or holding shares for a specified period of time.

At the end of each Reporting Period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital.

(b)	Share-based payment transactions among Group entities

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity accounts.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.27	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.28	Revenue recognition

(a)	Accounting policies applied by the Group has been modified according to the adoption of IFRS 15‘Revenue from Contracts with Customers’ from 1 January 2018 as follows:

(i)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenues when a customer obtains control over the relevant goods.

Revenue excludes value added tax and is after deduction of any estimated trade discounts.

(ii)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(iii)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognized over time and based on the actual shipping service provided to the end of the Reporting Period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.28	Revenue recognition (continued)

(b)	Accounting policies applied until 31 December 2017

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below.

(i)	Sales of petroleum and chemical products

Revenues associated with the sale of petroleum and chemical products are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii)	Pipeline transportation services

Revenues associated with pipeline transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the Reporting Period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

(iii)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.29	Interest income

Interest income from financial assets at FVPL is included in Other gains – net, see Note 9 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated income statement as part of other income.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes, see Note 10 below.

2.30	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.31	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.32	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.33	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.34	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Research and development costs are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other research and development expenditure that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

2	Summary of significant accounting policies (continued)

2.35	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

3.1	IFRS 9 “Financial Instruments”

IFRS 9, “Financial Instruments” was adopted by the Group using the modified retrospective approach. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the comparative information, but are recognized in the opening balance sheet on 1 January 2018.

Impact of adoption

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification as at 1 January 2018 are as follows:

	FVOCI	Trade receivables	Bills receivable
	RMB’000	RMB’000	RMB’000
Closing balance 31 December 2017 – IAS 39	—	386,480	1,090,479
Reclassification from trade receivables and bills receivable to FVOCI (a)	1,399,997	(309,518)	(1,090,479)

Opening balance 1 January 2018 – IFRS 9	1,399,997	76,962	—

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

3	Changes in accounting policies (continued)

3.1	IFRS 9 “Financial Instruments” (continued)

Impact of adoption (continued)

(a)	Reclassification from trade receivables and bills receivable to FVOCI

Certain trade receivables and bills receivable with contractual cash flows represent solely payments of principal and interest, were reclassified to FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

The fair value of these trade and bill receivables as at 1 January 2018 was approximately equivalent to the amortized cost for these assets. There was no impact on retained earnings as at 1 January 2018.

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

RMB’000
Closing retained earnings 31 December 2017 – IAS 39	13,128,257
Adjustment to retained earnings from adoption of IFRS 9 on 1 January 2018	—

Opening retained earnings 1 January 2018 – IFRS 9	13,128,257

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected loss rates, the Group considers historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data.

Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption, please see Note 2.12 and Note 4.1 (b) for detail information.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers”

The Group has adopted IFRS 15, “Revenue from Contracts with Customers” by using the modified retrospective approach which means that the cumulative impact of the adoption (if any) will be recognized in retained earnings as at 1 January 2018 and that comparatives will not be restated.

Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In summary, the following adjustments were made to the amounts recognized in the balance sheet at the date of initial application (1 January 2018) and at the reporting date (31 December 2018):

	IAS 18 carrying amount 31 December 2017	Reclassification	IFRS 15 carrying amount 1 January 2018
	RMB’000	RMB’000	RMB’000
Advance from customers	470,865	(470,865)	—
Contract liabilities	—	470,865	470,865

	IAS 18 carrying amount 31 December 2018	Reclassification	IFRS 15 carrying amount 31 December 2018
	RMB’000	RMB’000	RMB’000
Advance from customers	446,702	(446,702)	—
Contract liabilities	—	446,702	446,702

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

3	Changes in accounting policies (continued)

3.2	IFRS 15 “Revenue from Contracts with Customers” (continued)

Impact of adoption (continued)

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB465,706 thousands has been recognized in the current year relates to carried – forward contract liabilities.

The Group is principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum product. The adoption of IFRS 15 does not change revenue recognition policy of aforementioned activities.

The application of IFRS 15 results in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which affects the timing of the recognition of revenue, from point in time to overtime. The identified effect of the revenue recognition, which is subject to the requirements of IFRS 15, was immaterial to the retained earnings as at 1 January 2018.

The Group does not introduce any customer loyalty programme which is likely to be affected by the IFRS 15.

The Group does not expect to have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group has elected to apply the practical expedient that contract costs incurred related to contracts with an amortization period of less than one year have been expensed as incurred. The Group also applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Except for the reclassifications of contract liabilities, there is no other line items have been significantly affected by the application of IFRS 15 as compared to IAS 18, which was in effect before the adoption of IFRS 15.

Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption, please see Note 2.28 for detail information.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management

4.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programmer focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2018, the Group did not enter into any forward foreign exchange contracts apart from a subsidiary, China Jinshan Associated Trading Corporation, which uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk respect to US dollar. The forward contracts China Jinshan Associated Trading Corporation used are not designed as hedging instrument. For the year ended 31 December 2018, the Group also entered foreign exchange option contracts which would be matured in 6 months to mitigate its exposure to foreign exchange risk respect to US dollar. The option contracts the Group used are not designed as hedging instrument (2017: the Group did not enter into any foreign exchange option contracts). As at 31 December 2018, the nominal amount of US dollar foreign exchange options were amounted to RMB571,476 thousands (31 December 2017: the nominal amount of US dollar forward foreign exchange contracts were amounted to RMB313,229 thousands).

As at 31 December 2018, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB30,713 thousands increased/decreased before considering the impact of forward and option contracts as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables and borrowings (31 December 2017: RMB25,101 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2018, the Group’s short-term borrowings denominated with floating rates amounted to RMB497,249 thousands, which represented 100% of total borrowing balance (31 December 2017: RMB606,157 thousands, representing 100% of total borrowing balance).

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2018 and 2017, the Group did not enter into any interest rate swap agreements.

As at 31 December 2018, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB1,865 thousands (31 December 2017: RMB2,273 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemical products are market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk

(i)	Risk management

Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, structured deposits, trade receivables, other receivables, bills receivable, etc.

Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits) and bills receivable since they are deposits and bank acceptance bills at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each Reporting Period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behavior of the debtors, including changes in the payment status of debtors, etc.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and costumers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortised cost, and

•	Debt instruments carried at FVOCI

While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including trade receivables with related parties and those carried at FVOCI).

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2018 or 1 January 2018 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Considering the increase of the identified impairment loss calculated under IFRS 9 was immaterial, the Group decided not to recognize the impact in the Group’s opening balance sheet on 1 January 2018. The other impact on adoption of IFRS 9 is set out in Note 3.1 above.

The closing loss allowances for trade receivables as at 31 December 2018 reconcile to the opening loss allowances as follows:

Trade receivables (including receivables from related parties)
2018 RMB’000
31 December 2017 – calculated under IAS 39	37
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	37
Provision for loss allowance recognized in profit or loss	17

As at 31 December 2018	54

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables (continued)

For the year ended 31 December 2018, the provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Other financial assets at amortised cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

The closing loss allowance provision for other receivables as at 31 December 2018 reconciles to the opening loss allowance provision as follows:

Other receivables (including receivables from related parties)
RMB’000
31 December 2017 – calculated under IAS 39	1,016
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	1,016
Provision for loss allowance recognized in profit or loss	56
Reversal of previous impairment losses	(34)
Receivables written off during the year as uncollectible	(894)

As at 31 December 2018	144

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Other financial assets at amortised cost (continued)

Management considered the internal credit risk of other receivable including receivables from related parties were performing as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For year ended 31 December 2018, the reversal/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets in relation to the impaired other receivables.

Previous accounting policy for impairment of receivables

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables the estimated impairment losses were recognized in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present:

•	significant financial difficulties of the debtor

•	probability that the debtor will enter bankruptcy or financial reorganization, and

•	default or late payments (more than 30 days overdue)

Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Debt instruments carried at FVOCI

Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in profit or loss and reduces the fair value loss otherwise recognized in OCI.

While bills receivable carried at FVOCI are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. The above Note 4 (b)(ii) provides the details about the loss allowance for trade receivables carried at FVOCI.

The loss allowance for financial assets at FVOCI as at 31 December 2017 reconciles to the opening loss allowance on 1 January 2018 and to the closing loss allowance as at 31 December 2018 as follows:

2018
RMB’000
31 December 2017 – calculated under IAS 39	—
Amounts restated through opening retained earnings	—

Opening loss allowance as at 1 January 2018 – calculated under IFRS 9	—
Increase in loss allowance recognized in profit or loss during the year	—

Closing loss allowance as at 31 December 2018	—

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(iii)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to investments such as structured deposits and derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the Reporting Period is the carrying amount of these investments.

(c)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2018, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB18,716,320 thousands, within which amounted to RMB16,961,535 thousands were unused. The maturity dates of the unused facility amounted to RMB3,710,000 thousands will be after 31 December 2019 as disclosed in Note 22 (f). Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2018, the Group held cash and cash equivalents of RMB8,741,893 thousands (31 December 2017: RMB7,504,266 thousands) (Note 22 (b)) and trade receivables (including trade receivables with related parties and those carried at FVOCI) of RMB3,181,196 thousands, that are expected to readily generate cash inflows for managing liquidity risk.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities As at 31 December 2018	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	501,435	—	—	—	501,435
Trade payables	2,922,998	—	—	—	2,922,998
Other payables	695,693	—	—	—	695,693
Amounts due to related parties	4,560,952	—	—	—	4,560,952

	8,681,078	—	—	—	8,681,078

Derivatives
Derivative financial instruments	11,005	—	—	—	11,005

Contractual maturities of financial liabilities As at 31 December 2017	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	606,157	—	—	—	606,157
Trade payables	1,908,457	—	—	—	1,908,457
Other payables	789,567	—	—	—	789,567
Amounts due to related parties	3,725,278	—	—	—	3,725,278

	7,029,459	—	—	—	7,029,459

Derivatives
Derivative financial instruments	1,516	—	—	—	1,516

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from profitability, there was no net debt as at 31 December 2018 and 2017.

4.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the Reporting Period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	—	1,672,431	—	1,672,431
Structured deposits	—	—	2,719,811	2,719,811
Foreign exchange options	—	7,468	—	7,468

	—	1,678,899	2,719,811	4,399,710

Financial liabilities
Foreign exchange options	—	11,005	—	11,005

Recurring fair value measurements As at 31 December 2017	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial liabilities
Forward foreign exchange contracts	—	1,516	—	1,516

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, time deposits, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2018, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

5	Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Net realizable value (“NRV”) of inventories

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes. Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(b)	Impairments for non-financial assets

In determining the value in use, expected cash flows generated by the non-financial assets or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(c)	Useful life and residual value of property, plant and equipment

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any Reporting Period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

5	Critical accounting estimates and assumptions (continued)

(d)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2018, the Group would need to generate future taxable income of at least RMB476 million (31 December 2017: RMB477 million). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilize the deferred tax assets.

(e)	Expected credit loss for receivables

The impairment provisions for trade receivables and other receivables are based on assumptions about the expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s historical information, existing market conditions as well as forward looking estimates at the end of each Reporting Period. For details of the key assumptions and inputs used, see Note 2.12 and Note 4.1 (b). Changes in these assumptions and estimates could materially affect the result of the assessment and may be necessary to make additional impairment charge to Net impairment losses on financial assets.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

6	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents, time deposits, structured deposits, entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

The Group principally operates in five operating segments: synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products and trading of petrochemical products. Synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibers segment produces primarily polyester, acrylic fibers and carbon fibers, which are mainly used in the textile and apparel industries.

(ii)

The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibers, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and molded products such as housewares and toys. Polypropylene resins are used for films, sheets and molded products such as housewares, toys, consumer electronics and automobile parts.

(iii)

The intermediate petrochemical products segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemical products produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers, and sold to external customers.

(iv)

The petroleum products segment is equipped with crude oil refinery facilities used to produce qualified refined gasoline, fuel, diesel oil, heavy oil and liquefied petroleum gas, and provide raw materials for the Group’s downstream petrochemical processing facilities.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)

Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

6	Segment information (continued)

2018	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemical products RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter – segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

2017	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemical products RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,061,765	10,596,844	23,302,939	53,259,378	24,953,285	1,364,977	115,539,188
Inter – segment revenue	—	(123,824)	(12,949,321)	(8,737,935)	(1,240,250)	(525,443)	(23,576,773)

Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	839,534	91,962,415

Total gross (loss)/profit	(440,925)	1,539,196	2,378,581	3,147,627	162,801	32,759	6,820,039

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

6	Segment information (continued)

	2018 RMB’000	2017 RMB’000
Segment result – Profit/(loss) from operations
Petroleum products	2,910,063	3,120,024
Resins and plastics	900,440	1,355,908
Intermediate petrochemical products	1,934,926	2,206,128
Trading of petrochemical products	104,900	60,583
Synthetic fibers	(400,995)	(475,266)
Others	135,778	134,496

Profit from operations	5,585,112	6,401,873
Net finance income	337,412	207,332
Share of profit of investments accounted for using the equity method	885,597	1,243,693

Profit before income tax	6,808,121	7,852,898

Other profit and loss disclosures

	2018			2017
	Depreciation and amortization RMB’000	Impairment loss RMB’000	Inventory write-down RMB’000	Depreciation and amortization RMB’000	Impairment loss RMB’000	Inventory write down RMB’000
Synthetic fibers	(68,428)	(47,937)	(35,945)	(79,658)	(49,107)	(38,287)
Resins and plastics	(139,447)	(9)	(19,219)	(163,618)	(9)	(5,177)
Intermediate petrochemical products	(575,025)	(34,695)	(8,630)	(538,435)	(50,210)	(4,487)
Petroleum products	(862,659)	(50)	(22,209)	(922,670)	(44)	(12,399)
Trading of petrochemical products	(111)	—	—	(171)	—	—
Others	(161,943)	—	—	(129,577)	(18,875)	(111)

	(1,807,613)	(82,691)	(86,003)	(1,834,129)	(118,245)	(60,461)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

6	Segment information (continued)

	As at 31 December
	2018 Total assets RMB’000	2017 Total assets RMB’000
Allocated assets
Synthetic fibres	1,114,911	1,101,836
Resins and plastics	1,924,863	2,184,706
Intermediate petrochemical products	4,176,850	5,122,226
Petroleum products	15,567,239	13,792,883
Trading of petrochemical products	1,807,433	1,229,927
Others	2,067,698	1,883,275

Allocated assets	26,658,994	25,314,853

Unallocated assets
Investments accounted for using the equity method	4,527,133	4,452,044
Cash and cash equivalents	8,741,893	7,504,266
Time deposits with financial institutions	1,500,000	2,000,000
Deferred income tax assets	119,075	119,307
Financial assets at fair value through profit or loss	2,727,279	—
Others	111,523	52,993

Unallocated assets	17,726,903	14,128,610

Total assets	44,385,897	39,443,463

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

6	Segment information (continued)

	As at 31 December
	2018 Total liabilities RMB’000	2017 Total liabilities RMB’000
Allocated liabilities
Synthetic fibers	427,005	461,706
Resins and plastics	1,404,499	1,209,940
Intermediate petrochemical products	1,767,232	1,330,601
Petroleum products	7,813,381	5,718,117
Trading of petrochemical products	1,923,373	1,521,818
Others	79,712	79,584

Allocated liabilities	13,415,202	10,321,766

Unallocated liabilities
Borrowings	497,249	606,157
Financial liabilities at fair value through profit or loss	11,005	—

Unallocated liabilities	508,254	606,157

Total liabilities	13,923,456	10,927,923

	2018 RMB’000	2017 RMB’000
Additions to property, plant and equipment, construction in progress, lease prepayments and other non-current assets
Synthetic fibres	124,188	130,908
Resins and plastics	112,638	156,189
Intermediate petrochemical products	246,857	525,828
Petroleum products	806,833	1,076,212
Others	98,737	20,738

	1,389,253	1,909,875

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2018 and 2017. As at 31 December 2018 and 31 December 2017, assets are also mainly within Mainland China.

Revenue of approximate RMB42,492,816 thousands (2017: RMB39,804,025 thousands) are derived from a single customer. These revenues are attributable to the Petroleum products and Others segments.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

7	Other operating income

	2018 RMB’000	2017 RMB’000
Government grants (i)	116,330	65,703
Rental income from investment property (Note 17)	76,001	46,700
Others	10,286	6,607

	202,617	119,010

(i)	Government grants

Grants related to R&D, other tax refund and subsidies of RMB115,893 thousands (2017: RMB65,266 thousands) are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 24 for further details. For the year ended 31 December 2018, RMB437 thousands were included in the government grants line item(2017: RMB437 thousands).

8	Other operating expenses

	2018 RMB’000	2017 RMB’000
Cost related to lease of investment properties	(19,367)	(13,738)
Others	(13,181)	(7,641)

	(32,548)	(21,379)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

9	Other gains – net

	2018 RMB’000	2017 RMB’000
Net gains/(losses) on disposal of property, plant and equipment (i)	172,508	(13,017)
Gains from structured deposits	19,811	—
Net gains on settlement of forward foreign exchange contracts	12,109	—
Net gains on settlement of foreign exchange option contracts	4,431	—
Gains from disposal of subsidiary	1,622	—
Fair value losses on foreign exchange option and forward exchange contracts	(2,021)	(1,516)
Net foreign exchange (losses)/gains	(31,770)	23,656
Gains from disposal of joint venture	—	10,339

	176,690	19,462

(i)	The gains on disposal of buildings of Zhejiang Jin Yong Acrylic Fiber Company Limited (“Jinyong”) in 2018 were amounted to RMB197,138 thousands.

10	Finance income and expenses

	2018 RMB’000	2017 RMB’000
Interest income	443,661	268,379

Finance income	443,661	268,379

Interest on bank and other borrowings	(84,425)	(55,188)
Less: amounts capitalized on qualifying assets	5,179	804

Net interest expense	(79,246)	(54,384)
Net foreign exchange loss	(27,003)	(6,663)

Finance expenses	(106,249)	(61,047)

Finance income – net	337,412	207,332

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

11	Expense by nature

	2018 RMB’000	2017 RMB’000
Cost of raw material	56,601,977	42,075,096
Cost of trading products	26,392,366	23,531,983
Employee benefit expenses (Note 12)	2,888,572	2,752,996
Depreciation and amortization (Note 15,16,17)	1,807,613	1,834,129
Repairs and maintenance expenses	1,265,919	1,136,379
Transportation costs	326,553	306,654
Sales commissions (Note 28)	139,954	116,616
Leasing expenses	96,520	79,438
Inventory write-down (Note 21)	86,003	60,461
Impairment loss (Note 16,18)	82,652	118,245
Auditors’ remuneration – audit services	7,800	7,800
Change of goods in process and finished goods	(277,403)	(58,784)
Other expenses	956,565	972,534

Total cost of sales, selling and administrative expenses	90,375,091	72,933,547

12	Employee benefit expenses

	2018 RMB’000	2017 RMB’000
Wages and salaries	1,814,991	1,769,535
Social welfare costs	712,556	622,854
Others	374,029	349,331
Share-based payments granted to directors and employees (Note 26,27)	(13,004)	11,276

Total employee benefit expense	2,888,572	2,752,996

(i)	Five highest paid individuals

For the years ended 31 December 2018 and 2017, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 34 (i).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

13	Income tax

	2018 RMB’000	2017 RMB’000
– Current income tax	1,471,671	1,714,955
– Deferred taxation	232	(16,216)

Income tax expense	1,471,903	1,698,739

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2018 RMB’000	2017 RMB’000
Profit before income tax	6,808,121	7,852,898

Expected PRC income tax at the statutory tax rate of 25%	1,702,032	1,963,225
Tax effect of share of profit of investments accounted for using the equity method	(218,024)	(307,547)
Tax effect of other non-taxable income	(17,270)	(8,733)
Tax effect of non-deductible loss, expenses and costs	20,123	7,268
True up for final settlement of enterprise income taxes in respect of previous years	12,678	(15,121)
Tax losses for which no deferred income tax asset was recognized	10,017	60,832
Utilization of previously unrecognized tax losses	(37,653)	(1,185)

Actual income tax	1,471,903	1,698,739

The provision for PRC income tax is calculated at the rate of 25% (2017: 25%) on the estimated taxable income of the year ended 31 December 2018 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

13	Income tax (continued)

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2018 RMB’000	2017 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	72,875	87,341
– Deferred tax asset to be recovered within 12 months	50,049	37,053

	122,924	124,394

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(2,611)	(3,574)
– Deferred tax liabilities to be recovered within 12 months	(1,238)	(1,513)

	(3,849)	(5,087)

Deferred tax assets – net	119,075	119,307

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2018 RMB’000	Recognized in income statement RMB’000	Balance as at 31 December 2018 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	24,507	15,099	39,606
Provision for impairment losses in fixed assets and construction in progress	202,988	16,622	219,610
Difference in depreciation	(115,495)	(30,214)	(145,709)
Share-based payments	3,816	(3,816)	—
Others	8,578	839	9,417

	124,394	(1,470)	122,924

Deferred tax liabilities
Capitalization of borrowing costs and others	(5,087)	1,238	(3,849)

Deferred tax assets – net	119,307	(232)	119,075

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows: (continued)

	Balance as at 1 January 2017 RMB’000	Recognized in income statement RMB’000	Balance as at 31 December 2017 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	20,873	3,634	24,507
Provision for impairment losses in fixed assets	173,776	29,212	202,988
Difference in depreciation	(99,076)	(16,419)	(115,495)
Share-based payments	10,176	(6,360)	3,816
Others	3,942	4,636	8,578

	109,691	14,703	124,394

Deferred tax liabilities
Capitalization of borrowing costs and others	(6,600)	1,513	(5,087)

Deferred tax assets – net	103,391	16,216	119,307

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recognized.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

13	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2018, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB29,969 thousands (31 December 2017: RMB486,592 thousands), because it was not probable that the related tax benefit would be realized.

As at 31 December 2018, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses of RMB89,713 thousands (31 December 2017: RMB607,753 thousands) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2018 RMB’000	2017 RMB’000
2018	—	63,733
2019	6,132	70,723
2020	17,945	140,591
2021	12,880	89,376
2022	12,687	243,330
2023	40,069	—

	89,713	607,753

14	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2018 RMB’000	2017 RMB’000
Net profit attributable to owners of the Company	5,336,331	6,143,222

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,497	10,803,690

Basic earnings per share (RMB per share)	RMB0.493	RMB0.569

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

14	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2017, The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 31 December 2018, there was no potential dilutive ordinary share from share options due to the forfeit of the third tranche of share option incentive scheme.

The calculation of the diluted earnings per share for the years ended 31 December 2018 and 31 December 2017 was shown as:

	2018	2017
	RMB’000	RMB’000

Earnings
Profit attributable to owners of the Company	5,336,331	6,143,222

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,497	10,803,690
Adjustments for share options granted (thousands of shares)	—	6,179

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,823,497	10,809,869

Diluted earnings per share (RMB per share)	RMB0.493	RMB0.568

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

15	Lease prepayments and other non-current assets

	Land use rights	Other Intangible assets	Long-term prepaid expense	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2017
Cost	708,972	81,085	299,341	1,089,398
Accumulated amortization	(329,268)	(54,674)	—	(383,942)

Net book amount	379,704	26,411	299,341	705,456

Year ended 31 December 2017
Opening net book amount	379,704	26,411	299,341	705,456
Additions	—	—	491,288	491,288
Charge for the year	(14,598)	(2,922)	(228,115)	(245,635)
Reclassified to prepayments	—	—	(212,926)	(212,926)
Transferred from property, plant and equipment (Note 16)	9,066	—	—	9,066

Closing net book amount	374,172	23,489	349,588	747,249

As at 31 December 2017
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortization	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Year ended 31 December 2018
Opening net book amount	374,172	23,489	349,588	747,249
Additions	—	3,008	374,519	377,527
Charge for the year	(14,815)	(5,929)	(221,418)	(242,162)
Transferred to assets classified as held for sale (Note 23)	(24,331)	—	—	(24,331)

Closing net book amount	335,026	20,568	502,689	858,283

As at 31 December 2018
Cost	700,821	84,093	502,689	1,287,603
Accumulated amortization	(365,795)	(63,525)	—	(429,320)

Net book amount	335,026	20,568	502,689	858,283

For the year ended 31 December 2018, the amortization of RMB242,162 thousands (2017: RMB245,635 thousands) has been charged in cost of sales.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

16	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2017
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

Year ended 31 December 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	1,231	1,694	2,925
Disposals	(736)	(14,029)	(1,659)	(16,424)
Reclassification	(22,337)	20,519	1,818	—
Transferred from construction in progress (Note 18)	3,631	1,085,101	43,484	1,132,216
Transferred to investment property (Note 17)	(24,489)	—	—	(24,489)
Transferred to lease prepayments and other non-current assets (Note 15)	(9,066)	—	—	(9,066)
Charge for the year	(83,803)	(1,423,511)	(67,528)	(1,574,842)
Impairment loss	—	(118,179)	—	(118,179)

Closing net book amount	1,122,393	11,414,649	329,386	12,866,428

As at 31 December 2017
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Year ended 31 December 2018
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions	—	58,906	25,602	84,508
Disposals	(10,069)	(25,141)	(2,404)	(37,614)
Disposal of subsidiaries	—	—	(2,291)	(2,291)
Reclassification	775	(13,904)	13,129	—
Transferred from construction in progress (Note 18)	7,260	309,346	28,329	344,935
Charge for the year	(87,129)	(1,398,681)	(65,114)	(1,550,924)
Impairment loss	—	(58,652)	—	(58,652)

Closing net book amount	1,033,230	10,286,523	326,637	11,646,390

As at 31 December 2018
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,490,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

16	Property, plant and equipment (continued)

For the year ended 31 December 2018, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB1,541,799 thousands and RMB9,125 thousands, respectively (2017: RMB1,565,465 thousands and RMB9,377 thousands, respectively).

For the year ended 31 December 2018, the Group made impairment provision of RMB58,652 thousands against these property, plant and equipment with schemes of technology upgrades and replacement in the coming years (2017: RMB118,179 thousands).

17	Investment properties

RMB’000
As at 1 January 2017
Cost	540,493
Accumulated depreciation	(160,064)

Net book amount	380,429

Year ended 31 December 2017
Opening net book amount	380,429
Transferred from property, plant and equipment (Note 16)	24,489
Charge for the year	(13,652)

Closing net book amount	391,266

As at 31 December 2017
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

Year ended 31 December 2018
Opening net book amount	391,266
Charge for the year	(14,527)

Closing net book amount	376,739

As at 31 December 2018
Cost	594,135
Accumulated depreciation	(217,396)

Net book amount	376,739

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

17	Investment properties (continued)

As at 31 December 2018, the Group had no contractual obligations for future repairs and maintenance (31 December 2017: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

The fair value of the investment properties of the Group as at 31 December 2018 was estimated by the directors to be approximately RMB1,436,852 thousands by reference to market values of similar properties in the nearby area (31 December 2017: RMB1,332,452 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

Rental income of RMB76,001 thousands was recognized by the Group for the year ended 31 December 2018 (2017: RMB46,700 thousands).

18	Construction in progress

	2018 RMB’000	2017 RMB’000
As at 1 January	1,001,118	717,672
Additions	927,218	1,415,662
Transferred to property plant and equipment (Note 16)	(344,935)	(1,132,216)
Impairment loss	(24,000)	—

As at 31 December	1,559,401	1,001,118

As at 31 December 2018, the impairment loss in construction in progress were RMB34,175 thousands (31 December 2017: RMB10,175 thousands).

For the year ended 31 December 2018, the Group capitalized borrowing costs amounting to RMB5,179 thousands (2017: RMB804 thousands) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 3.63% (2017: 2.93%).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

19	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC.

Company	Registered capital ’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2018
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (a)	USD	50,000	—	100.00	—	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Jinshan Trading Corporation	RMB	100,000	—	67.33	32.67	Import and export of petrochemical products

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

19	Subsidiaries (continued)

Company	Registered capital ’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2017
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (a)	USD	50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited (b)	RMB	545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB	100,000	—	67.33	32.67	Import and export of petrochemical products

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

19	Subsidiaries (continued)

The total comprehensive loss attributable to non-controlling interests for the year ended 31 December 2018 is RMB113 thousands (2017: comprehensive income amounted RMB10,937 thousands).

(a)

In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company(“Philips Petroleum”), to acquire remaining 40% share from Philips Petroleum in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”), at a cash consideration of RMB152,800 thousands. The transaction was approved and completed in October 2018. Upon completion, Golden Phillips became a wholly owned subsidiary of Toufa.

2018 RMB’000
Carrying amount of non-controlling interests acquired	162,359
Consideration paid to non-controlling interests	(152,800)

Share premium recognized in the transactions with non-controlling interests within equity – other reserves	9,559

(b)

In 2018, the Company’s subsidiary, Shanghai Golden Conti Petrochemical Company Limited (“Jindi”), was absorbed by its parent company, Toufa. As at 31 December 2018, Jindi has terminated the business and tax registration.

20	Investments accounted for using the equity method

The amounts recognized in the balance sheet are as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Associates
– Share of net assets	4,297,265	4,239,795

Joint ventures
– Share of net assets	229,868	212,249

	4,527,133	4,452,044

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

The amounts recognized in the share of profit of investments accounted for using the equity method are as follows:

	2018 RMB’000	2017 RMB’000
Associates	839,425	1,200,141
Joint ventures	46,172	43,552

	885,597	1,243,693

Investment in associates

	2018 RMB’000	2017 RMB’000

As at 1 January	4,239,795	3,498,097
Share of profit	839,425	1,200,141
Other comprehensive loss	(7,014)	(810)
Cash dividends distribution	(774,941)	(457,633)

As at 31 December	4,297,265	4,239,795

Set out below are the material associates of the Group as at 31 December 2018. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Principal activities of material associates as at 31 December 2018 and 2017.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for material associates

Set out below are the summarized financial information for the above associates.

Summarized balance sheet for material associates

	Shanghai Secco	Chemical Industry	Jinsen	Azbil
As at 31 December 2018	RMB’000	RMB’000	RMB’000	RMB’000
Current
-Current assets	9,537,354	3,785,819	100,065	189,514
-Current liabilities	(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current
-Non-current assets	5,517,999	3,219,257	68,128	2,586
-Non-current liabilities	—	(514,254)	—	—

Net Assets	12,822,770	5,057,821	153,338	123,994

As at 31 December 2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
-Current assets	11,601,793	3,615,350	105,178	168,675
-Current liabilities	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current
-Non-current assets	5,842,119	3,098,107	73,623	2,829
-Non-current liabilities	—	(690,497)	—	—

Net Assets	13,269,928	4,664,349	166,183	119,775

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in	associates (continued)

Summarized	statement of comprehensive income for material associates

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	26,319,957	1,880,004	208,901	255,554
Post-tax profit/(loss) from continuing operations	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	—	(18,331)	—	—

Total comprehensive income/(loss)	3,228,682	454,473	(12,845)	30,119

Dividends declared by associate	3,675,840	61,001	—	25,900

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	29,186,371	2,664,866	193,007	234,852
Post-tax profit/(loss) from continuing operations	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	—	(2,116)	—	—

Total comprehensive income/(loss)	5,179,254	405,593	(17,069)	26,182

Dividends declared by associate	2,105,600	53,001	—	17,000

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material associates

2018	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	13,269,928	4,664,349	166,183	119,775
Profit/(loss) for the year	3,228,682	472,804	(12,845)	30,119
Other comprehensive loss	—	(18,331)
Declared dividends	(3,675,840)	(61,001)	—	(25,900)

Closing net assets	12,822,770	5,057,821	153,338	123,994

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	2,564,556	1,935,122	61,335	49,598
Unrealized upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,555,044	1,586,776	61,335	49,598

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	10,196,274	4,311,757	183,252	110,593
Profit/(loss) for the year	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	—	(2,116)	—	—
Declared dividends	(2,105,600)	(53,001)	—	(17,000)

Closing net assets	13,269,928	4,664,349	166,183	119,775

% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	2,653,987	1,784,580	66,473	47,910
Unrealized upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,644,475	1,436,234	66,473	47,910

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry cannot be shared by other shareholders.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for other associates

	2018 RMB’000	2017 RMB’000

Aggregate carrying value of investments at 31 December	44,512	44,703

Aggregate amounts of the group’s share of:
Profit for the year	5,884	5,933

Total comprehensive income	5,884	5,933

Investment in joint ventures

	2018 RMB’000	2017 RMB’000
As at 1 January	212,249	190,697
Investment addition	7,979	—
Share of profit	46,172	43,552
Cash dividends distribution	(36,532)	(22,000)

As at 31 December	229,868	212,249

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

As at 31 December 2018	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
BOC	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Pressure Vessel Testing Center(“JYJC”)	PRC	50	Provide inspection and testing service	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50	Production and sales of industrial gases	Equity

As at 31 December 2017	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
BOC	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50	Production and sales of industrial gases	Equity

BOC, JYJC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized financial information for joint ventures

Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.

Summarized balance sheet for joint ventures

As at 31 December 2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	137,505	8,086	42,415
Other current assets (excluding cash)	68,454	11,441	14,164

Total current assets	205,959	19,527	56,579

Financial liabilities	—	—	—
Other current liabilities	(41,962)	(4,607)	(3,745)

Total current liabilities	(41,962)	(4,607)	(3,745)

Non-current
Total non-current assets	198,555	2,357	44,589
Total non-current liabilities	—	—	—

Net assets	362,552	17,277	97,423

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized financial information for joint ventures (continued)

Summarized balance sheet for joint ventures (continued)

As at 31 December 2017	BOC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	81,288	37,541
Other current assets (excluding cash)	66,756	14,712

Total current assets	148,044	52,253

Financial liabilities	—	—
Other current liabilities	(40,291)	(5,868)

Total current liabilities	(40,291)	(5,868)

Non-current
Total non-current assets	241,323	53,556
Total non-current liabilities	—	—

Net assets	349,076	99,941

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	423,160	21,542	58,679
Depreciation and amortization	(46,456)	—	(2,245)
Interest income	1,154	27	541
Interest expense	—	—	—
Profit/(loss) from continuing operations	114,275	1,833	(2,518)
Income tax expense	(27,799)	(450)	—
Post-tax profit/(loss) from continuing operations	86,476	1,383	(2,518)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	86,476	1,383	(2,518)

Dividends declared by joint venture	73,000	64	—

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Revenue	410,254	13,848	59,883
Depreciation and amortization	(45,680)	(7,452)	(9,829)
Interest income	503	—	360
Interest expense	(190)	(533)	—
Profit/(loss) from continuing operations	108,072	(6,605)	(1,172)
Income tax expense	(26,803)	—	—
Post-tax profit/(loss) from continuing operations	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	81,269	(6,605)	(1,172)

Dividends declared by joint venture	44,000	—	—

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

20	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material joint ventures

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	349,076	—	99,941
Net assets as at 31 March	—	15,958	—
Profit/(loss) for the year	86,476	1,383	(2,518)
Other comprehensive income	—	—	—
Declared dividends	(73,000)	(64)	—

Closing net assets (b)	362,552	17,277	97,423
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	181,276	8,638	48,713
Unrealized downstream transactions	(8,759)	—	—

Carrying value	172,517	8,638	48,713

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	311,807	(2,727)	101,113
Profit/(loss) for the year	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—
Declared dividends	(44,000)	—	—

Closing net assets/(deficit) (a)	349,076	(9,332)	99,941
% of ownership interest	50.00%	—	50.00%
Interest in joint ventures	174,538	—	49,972
Unrealized downstream transactions	(12,261)	—	—

Carrying value	162,277	—	49,972

(a)	Jinpu was disposed to Taizhou Huihuang Plastic Limited Company in August 2017 and the related profit of RMB10,339 thousands was accounted for in Other gains – net.
(b)

JYJC was a former wholly owned subsidiary of Toufa. On 31 March 2018, a third party investor injected RMB9,600 thousands to acquire 50% share of JYJC, and JYJC became a joint venture of Toufa upon completion. The related disposal gain of RMB1,622 thousands was included in Other gains – net.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

21	Inventories

	As at 31 December 2018			As at 31 December 2017
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	5,529,241	—	5,529,241	4,265,699	(841)	4,264,858
Work in progress	1,099,235	(55,098)	1,044,137	951,493	(47,180)	904,313
Finished goods	1,440,721	(56,448)	1,384,273	1,265,964	(19,270)	1,246,694
Spare parts and consumables	209,907	(46,683)	163,224	259,934	(78,201)	181,733

	8,279,104	(158,229)	8,120,875	6,743,090	(145,492)	6,597,598

The cost of inventories recognized in Cost of Sales amounted to RMB82,981,590 thousands for the year ended 31 December 2018 (2017: RMB65,607,079 thousands) which excluded an inventory provision of RMB86,003 thousands (2017: RMB60,461 thousands).

As at 31 December 2018, the provision for inventory write-down was RMB158,229 thousands (31 December 2017: RMB145,492 thousands). For the year ended 31 December 2018, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB73,266 thousands was reversed and included in Cost of sales in the consolidated income statement (2017: RMB44,591 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities

The Group holds the following financial instruments:

		As at 31 December
Financial assets	Note	2018 RMB’000	2017 RMB’000
Financial assets at amortized cost
Trade receivables	(a)	81,990	386,480
Bills receivable	(a)	—	1,090,479
Other receivables	(a)	105,803	83,551
Amounts due from related parties excluded prepayments	(a),28(c)	2,219,007	1,953,471
Cash and cash equivalents	(b)	8,741,893	7,504,266
Time deposits with financial banks	(c)	1,500,000	2,000,000
Financial assets at fair value through other comprehensive income	(d)	1,672,431	—
Financial assets at fair value through profit or loss	(e)	2,727,279	—

		17,048,403	13,018,247

		As at 31 December
Financial liabilities	Note	2018 RMB’000	2017 RMB’000
Financial liabilities at amortized cost
Borrowings	(f)	497,249	606,157
Trade payables	(g)	2,922,998	1,908,457
Other payables	(g)	5,167,230	3,568,817
Amounts due to related parties	(g),28(c)	4,567,814	3,731,687
Financial liabilities at fair value through profit or loss		11,005	1,516

		13,166,296	9,816,634

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the Reporting Period is the carrying amount of each class of financial assets mentioned above.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables

	As at 31 December
	2018 RMB’000	2017 RMB’000
Trade receivables	82,044	386,517
Less: impairment provision	(54)	(37)

	81,990	386,480

Bills receivable	—	1,090,479
Amounts due from related parties excluded prepayments	2,219,007	1,953,471

	2,300,997	3,430,430

Other receivables	105,803	83,551

	2,406,800	3,513,981

For the year ended 31 December 2018, certain associates and joint ventures of the Group declared dividends with total amount of RMB811,473 thousands to the Group (2017: RMB479,633 thousands). As at 31 December 2018 and 31 December 2017, all these declared dividends had been received by the Group.

The interest receivable amounted of RMB79,224 thousands was recorded in the balance of other receivables (31 December 2017: RMB52,993 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables, bills receivable and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Within 1 year	2,300,957	3,430,384
1-2 year	29	38
2-3 year	11	8

	2,300,997	3,430,430

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2018 RMB’000	2017 RMB’000
As at 1 January	1,053	992
Provision for receivables impairment	39	66
Receivables written off during the year as uncollectible	(894)	(5)

As at 31 December	198	1,053

As at 31 December 2018 and 31 December 2017, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents

	As at 31 December
	2018 RMB’000	2017 RMB’000
Cash deposits with a related party	22,082	29,128
Cash at bank and on hand	8,719,811	7,475,138

	8,741,893	7,504,266

(c)	Time deposits with banks

	As at 31 December
	2018 RMB’000	2017 RMB’000
Six-month time deposits with banks	1,500,000	2,000,000

As at 31 December 2018, six-month time deposits with banks were at an interest rate of 4.5% per annum (31 December 2017: 4.2% – 4.4% per annum).

(d)	Financial assets at fair value through other comprehensive income

	As at 31 December
	2018 RMB’000	2017 RMB’000
Trade and bill receivables	1,672,431	—

As at 31 December 2018, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(e)	Financial assets at fair value through profit or loss

	As at 31 December
	2018 RMB’000	2017 RMB’000
Structured deposits	2,719,811	—
Foreign exchange options	7,468	—

	2,727,279	—

As at 31 December 2018, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the Reporting Period.

(f)	Borrowings

	As at 31 December
	2018 RMB’000	2017 RMB’000
Credit loans due within one year
– Short term bank loans	497,249	606,157

The weighted average interest rate for the Group’s borrowings was 3.63% for the year ended 31 December 2018 (2017: 2.93%).

As at 31 December 2018, no borrowings were secured by property, plant and equipment (31 December 2017: Nil).

As at 31 December 2018, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB18,716,320 thousands, within which amounted to RMB16,961,535 thousands were unused. The maturity dates of the unused facility amounted to RMB3,710,000 thousands will be after 31 December 2019. Management assessed that all the facilities could be renewed upon the expiration dates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(g)	Trade and other payables

	As at 31 December
	2018 RMB’000	2017 RMB’000
Trade payables	2,922,998	1,908,457
Amounts due to related parties	4,567,814	3,731,687

	7,490,812	5,640,144

Staff salaries and welfares payable	128,861	123,959
Taxes payable (exclude income tax payable)	4,342,676	2,655,291
Interest payable	5,952	864
Dividends payable	26,488	23,686
Construction payable	334,249	425,891
Other liabilities	329,004	339,126

	5,167,230	3,568,817

	12,658,042	9,208,961

As at 31 December 2018 and 2017, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

22	Financial assets and financial liabilities (continued)

(g)	Trade and other payables (continued)

As at 31 December 2018, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Within one year	7,451,168	5,568,507
Between one and two years	25,231	58,016
Over two years	14,413	13,621

	7,490,812	5,640,144

23	Other assets and assets classified as held for sale

			2018 RMB’000	2017 RMB’000
Other current assets
Prepayments			38,025	228,269
Prepayments to related parties	28	(c)	67,242	21,937

			105,267	250,206

Assets classified as held for sale (i)			24,331	—

(i)	Land held for sale

A contract has been arranged to sell all the land use rights of Jinyong to local government. The sale is expected to be completed before the end of December 2019. The asset is presented within total assets of the Synthetic fibers segment in Note 6.

Land classified as held for sale during the Reporting Period was measured at the lower of its carrying amount and fair value less costs to sell at the time of the reclassification. As the carrying amount was lower than fair value less costs to sell, land classified as held for sale amounted to RMB24,331 thousands was measured at its carrying amount.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

24	Deferred income

	2018 RMB’000	2017 RMB’000
As at 1 January	5,679	—
Government grants received during the year to compensate the cost related to the project of energy efficiency renovations of thermoelectric unit	5,200	—
Amortization	(437)	—
Government grants received during the year to compensate the cost related to the project of relocation of pipeline in Huanggutang	—	5,679

As at 31 December	10,442	5,679

25	Share capital

	Ordinary A shares listed in PRC RMB’000	Foreign invested H shares listed overseas RMB’000	Total RMB’000
As at 1 January 2017	7,305,000	3,495,000	10,800,000
Exercise of employee share options - proceeds
received (Note 27)	14,177	—	14,177

As at 31 December 2017	7,319,177	3,495,000	10,814,177

As at 1 January 2018	7,319,177	3,495,000	10,814,177
Exercise of employee share options - proceeds
received (Note 27)	9,637	—	9,637

As at 31 December 2018	7,328,814	3,495,000	10,823,814

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

26	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965
Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,143,222	6,143,222
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilization of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 27)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)

Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,336,331	5,336,331
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Utilization of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 27)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)
Transactions with non-controlling interests	—	9,559	—	—	—	—	—	9,559

Balance at 31 December 2018	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

27	Share-based payments

Pursuant to the resolution of the fifth meeting of the Eighth Session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognized as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

27	Share-based payments (continued)

The total fair value of share options at the grant date was RMB65,412 thousands, which has been estimated by the Company using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

The options of first tranche and second tranche were exercised at RMB3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche would not be exercised due to the failure on satisfying the non-market exercise conditions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

27	Share-based payments (continued)

Set out below are summaries of options granted under the plan:

	Number of share options
	2018	2017
As at 1 January	19,104,500	38,510,000
Exercised during the year	(9,636,900)	(14,176,600)
Forfeited during the year	(9,467,600)	(5,228,900)

As at 31 December	—	19,104,500

The first tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital (Note 25) and RMB40,403 thousands were in reserve as share premium (Note 26).

The second tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, out of which, RMB9,637 thousands were in share capital (Note 25) and RMB27,465 thousands were in reserve as share premium (Note 26). The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2018 was RMB6.94 (2017: RMB6.44).

Due to the forfeit of the third tranche of share option incentive scheme, share option expenses of RMB13,004 thousands was reversed in Selling and administrative expenses of the consolidated income statement for the year ended 31 December 2018.

Share option expenses of RMB11,276 thousands have been recognized in “Selling and administrative expenses” of the Consolidated Income Statement for the year ended 31 December 2017.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Group	Ultimate parent company
JYJC	Joint venture of the Group
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Secco (i)	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Azbil	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
China and South Korea (Wuhan) petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
Sinopec Catalyst Co.,Ltd	Subsidiary of the immediate parent company
Sinopec lubricating oil Co. Ltd	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Co.,Ltd	Subsidiary of the immediate parent company
Nantong Donghai Petrochemical Corporation Co.,Ltd	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Co.,Ltd	Subsidiary of the immediate parent company
Ningbo Zhenhai District Donghai Refinery Hotel Co., Ltd	Subsidiary of the immediate parent company
Sinopec Fujian Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Corp. Maoming Nan Hai Fine Chemical Co.,Ltd	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacturing Co., Ltd	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
China Petrochemical Press Co., Ltd	Subsidiary of the ultimate parent company
China Petrochemical News	Subsidiary of the ultimate parent company
Sinopec Shared Services Co.Ltd.	Subsidiary of the ultimate parent company
Sinopec group Beijing Yanshan Petrochemical Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Tendering Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Co., Ltd	Subsidiary of the ultimate parent company
Sinopec Shengli Petroleum Administration Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Quality Monitoring Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Cost Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec energy saving technology service company limited	Subsidiary of the ultimate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

Names of related parties	Relationship with the Company
National petrochemical project risk assessment technology center	Subsidiary of the ultimate parent company
Sinopec Material & Equipment (Dalian) Company Limited	Subsidiary of the ultimate parent company
Storage and transportation installation company of Ningbo engineering co., LTD	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

(i)	Since 26 October 2017, Secco becomes the subsidiary of the immediate parent company.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 22.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2018 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2018	2017
	RMB’000	RMB’000
Sales of petroleum products	49,209,765	39,992,682
Sales other than petroleum products	7,112,332	6,708,955
Purchases of crude oil	44,175,644	34,819,936
Purchases other than crude oil	8,996,814	4,987,955
Sales commissions	139,837	116,616
Rental income	29,551	28,368

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2018 RMB’000	2017 RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	11,486	10,531
- Associates and joint ventures of the Group	4,130,295	3,043,689

	4,141,781	3,054,220

Purchase
- Sinopec Group and its subsidiaries	2,253,446	378,111
- Associates and joint ventures of the Group	3,982,729	4,034,448

	6,236,175	4,412,559

Insurance premiums expenses
- Sinopec Group and its subsidiaries	121,329	126,405

Lease expenses
- Sinopec Group and its subsidiaries	59,160	53,960

Loans borrowed
- Sinopec Finance	50,000	—

Interest income
- Sinopec Finance	610	5,147

Loans repayment
- Sinopec Finance	50,000	—

Interest expense
- Sinopec Finance	1,326	—

Construction and installation cost
- Sinopec Group and its subsidiaries	109,146	172,404

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 28 (a) and 28 (b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 28 (a) and 28 (b), are summarized as follows:

	As at 31 December
	2018 RMB’000	2017 RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,142,731	1,792,857
- Sinopec Group and its subsidiaries	457	763
- Associates and joint ventures of the Group	143,061	181,788

	2,286,249	1,975,408

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	4,238,963	3,250,329
- Sinopec Group and its subsidiaries	45,134	61,728
- Associates and joint ventures of the Group	283,717	419,630

	4,567,814	3,731,687

Cash deposits, maturing within 3 months
- Sinopec Finance	22,082	29,128

(d)	As at 31 December 2018 and 31 December 2017, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2018	2017
	RMB’000	RMB’000
Short-term employee benefits	7,561	5,926
Post-employment benefits	159	143
Share-based payments	—	505

	7,720	6,574

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2018	2017
	RMB’000	RMB’000
Municipal retirement scheme costs	262,728	249,578
Supplementary retirement scheme costs	75,312	66,546

As at 31 December 2018 and 31 December 2017, there was no material outstanding contribution to the above defined contribution retirement plans.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(g)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(h)	Commitments with related parties

(1)	Construction and installation cost

	As at 31 December
	2018	2017
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	16,011	29,528

(2)	Operating lease commitments – Group company as lessee

	As at 31 December
	2018	2017
	RMB’000	RMB’000
Sinopec Group and its subsidiaries
No later than 1 year	73,190	59,160
Later than 1 year and no later than 2 years	—	—

	73,190	59,160

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

28	Related party transactions (continued)

(i)	Investment commitments with related parties

	As at 31 December
	2018	2017
	RMB’000	RMB’000
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2018, the Company has contributed RMB71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above disclosed in Note 28 (h) and 28 (i), the Group had no other material commitments with related parties as at 31 December 2018, which are contracted, but not included in the financial statements.

29	Dividend

An annual dividend in respect of the year ended 31 December 2018 of RMB0.25 per share, amounting to a total dividend of RMB2,705,953 thousands, was approved by the Board of Directors on 19 March 2019. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2017 of RMB0.3 per share, amounting to a total dividend of RMB3,247,144 thousands, was approved by the Board of Directors on 20 March 2018.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

30	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2018	2017
	RMB’000	RMB’000
Profit before income tax	6,808,121	7,852,898

Adjustment items:
Interest income	(443,661)	(268,379)
Share of profit of investments accounted for using the equity method	(885,597)	(1,243,693)
Gains on disposal of joint venture	—	(10,339)
Gains on disposal of subsidiary	(1,622)	—
Fair value losses of foreign exchange option and forward exchange contracts	2,021	1,516
Gains from structured deposits	(19,811)	—
Interest expense	35,574	17,259
Foreign exchange loss	18,034	7,091
Depreciation of property, plant and equipment	1,550,924	1,574,842
Depreciation of investment property	14,527	13,652
Amortization of lease prepayments and other non-current assets	242,162	245,635
Impairment loss on property, plant, equipment and construction in progress	82,652	118,179
(Gains)/losses on disposal of property, plant and equipment-net	(172,508)	13,017
Option premium of foreign exchange option	1,980	—
Gains on exercise of foreign exchange option	(6,411)	—
Net gains on settlement of foreign exchange contracts	(12,109)	—
Share-based payment	(13,004)	11,276

Profit on operation before change of working capital	7,201,272	8,332,954

Increase in inventories	(1,523,277)	(438,125)
Increase in operation receivables	(469,339)	(116,580)
Increase in operation payables	2,767,557	1,003,653
Increase in balances to related parties – net	525,286	2,594

Cash generated from operating activities	8,501,499	8,784,496

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

30	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	As at 1 January 2018	Financing cash flows	Foreign exchange movements	As at 31 December 2018
	RMB’000	RMB’000	RMB’000	RMB’000
Bank loans	606,157	(109,398)	490	497,249

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	Year ended 31 December
	2018	2017
	RMB’000	RMB’000
Net book amount	37,614	16,424
Gains/(losses) on disposal of property, plant and equipment – net	172,508	(13,017)

Net proceeds from disposal of property, plant and equipment	210,122	3,407

(c)	Non-cash investing activities

	Year ended 31 December
	2018	2017
	RMB’000	RMB’000
Purchase of non-current assets settled by bills	50,110	—

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

31	Commitments

(a)	Capital commitments

	As at 31 December
	2018	2017
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	69,210	230,997

(b)	Operating lease commitments – the Group as lessee

Except the lease agreement disclosed in the forgoing Note 28 (h), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2018	2017
	RMB’000	RMB’000
No later than 1 year	81,188	63,505
Later than 1 year and no later than 2 years	738	1,583
Later than 2 year and no later than 3 years	746	403
Later than 3 years	2,074	2,819

	84,746	68,310

32	Subsequent event

A dividend in respect of the year ended 31 December 2018 of RMB0.25 per share, amounting to a total dividend of RMB2,705,953 thousands, was proposed by the Board of Directors on 19 March 2019.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company

	As at 31 December 2018	As at 31 December 2017
	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	813,119	671,355
Property, plant and equipment	11,435,270	12,618,633
Investment properties	408,366	423,941
Construction in progress	1,559,401	1,000,924
Investments in subsidiaries	1,718,007	1,673,120
Investments in associates and joint ventures	3,869,433	3,853,209
Deferred income tax assets	109,137	111,929

	19,912,733	20,353,111

Current assets
Inventories	7,500,683	5,971,505
Financial assets at fair value through other comprehensive income	714,599	—
Financial assets at fair value through profit or loss	2,526,053	—
Trade receivables	170,205	2,983
Bills receivable	—	795,863
Other receivables	92,999	124,875
Prepayments	1,862	211,624
Amounts due from related parties	1,953,459	1,798,138
Cash and cash equivalents	7,619,013	6,268,493
Time deposits with financial institutions	1,500,000	2,000,000

	22,078,873	17,173,481

Total assets	41,991,606	37,526,592

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,814,177
Reserves (a)	19,318,245	17,403,339

Total equity	30,142,059	28,217,516

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company (continued)

	As at 31 December 2018	As at 31 December 2017
	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	10,442	5,679

Current liabilities
Borrowings	431,649	518,000
Financial liabilities at fair value through profit or loss	9,799	—
Contract liabilities	403,967	—
Advance from customers	—	400,627
Trade payables	1,349,533	890,459
Other payables	5,038,548	3,348,432
Amounts due to related parties	4,310,659	3,530,044
Income tax payable	294,950	615,835

	11,839,105	9,303,397

Total liabilities	11,849,547	9,309,076

Total equity and liabilities	41,991,606	37,526,592

The balance sheet of the Company was approved by the Board of Directors on 19 March 2019 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

33	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

						Safety
	Legal	Capital	Surplus	Other	Share	production	Retained
	surplus	surplus	reserve	reserve	premium	fund	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,540,950	13,778,226

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,274,244	6,274,244
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilization of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 27)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)

Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,115,540	17,403,339

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,154,603	5,154,603
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Utilization of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 27)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)

Balance at 31 December 2018	4,072,476	4,180	101,355	10,389	106,846	57,135	14,965,864	19,318,245

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2018
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wu Haijun (a)	393	19	910	—	1,322
Shi Wei (b)	84	6	58	—	148
Jin Qiang	226	19	523	—	768
Guo Xiaojun	216	19	518	—	753
Zhou Meiyun	185	19	498	—	702
Jin Wenmin (c)	187	19	528	—	734
Gao Jinping (d)	215	12	549	—	776
Independent non-executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Li Yuanqin	150	—	—	—	150
Supervisors
Ma Yanhui	274	14	288	—	576
Zuo Qiang	135	17	411	—	563
Li Xiaoxia	143	16	418	—	577
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,858	160	4,701	—	7,719

(a)	Resigned general manager in September 2018 while other titles remained.
(b)	Appointed in September 2018.
(c)	Appointed in June 2018.
(d)	Resigned in September 2018.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2017
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Gao Jinping	201	18	540	157	916
Jin Qiang	241	18	470	135	864
Guo Xiaojun	177	18	465	135	795
Wang Zhiqing (a)	184	16	525	—	725
Zhou Meiyun (b)	148	15	125	—	288
Ye Guohua (c)	15	2	13	—	30
Independent non-executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Cai Tingji (d)	75	—	—	—	75
Li Yuanqin (e)	63	—	—	—	63
Pan Fei (f)	19	—	—	—	19
Supervisors
Zuo Qiang	128	15	348	—	491
Li Xiaoxia	127	14	313	—	454
Ma Yanhui (g)	63	3	43	—	109
Zheng Yunrui (h)	100	—	—	—	100
Pan Fei(i)	50	—	—	—	50
Cai Tingji (j)	50	—	—	—	50

	2,091	119	2,842	427	5,479

(a)	Resigned in November 2017.
(b)	Appointed in March 2017.
(c)	Resigned in January 2017.
(d)	Resigned in June 2017.
(e)	Appointed in July 2017.
(f)	Appointed in July 2017 and resigned in August 2017.
(g)	Appointed in October 2017.
(h)	Appointed in January 2017.
(i)	Appointed in January 2017 and resigned in June 2017.
(j)	Appointed in July 2017.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2018

34	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2017: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Report of the PRC Auditor

PwC ZT Shen Zi (2019) No. 10008

(Page 1 of 5)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

Opinion

What we have audited

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “SPC”), which comprise :

•	the consolidated and company balance sheets as at 31 December 2018;

•	the consolidated and company income statements for the year then ended;

•	the consolidated and company cash flow statements for the year then ended;

•	the consolidated and company statements of changes in shareholders’ equity for the year then ended;

•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of SPC as at 31 December 2018, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of SPC in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Report of the PRC Auditor (continued)

PwC ZT Shen Zi (2019) No. 10008

(Page 2 of 5

Key Audit Matters (continued)

A Key audit matter identified in our audit is Net realisable value (NRV) of work in progress and finished goods:

Key Audit Matter	How our audit addressed the Key Audit Matter

Net realisable value (NRV) of material, work in progress and finished goods

Refer to Notes 2.10 “Inventories”, 2.31 “Critical accounting estimates and assumptions” and 4.7 “Inventories” to the consolidated financial statements.

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

As at 31 December 2018, the gross balances of raw materials, work in progress and finished goods were RMB8,069,197 thousand, against which provisions of RMB111,546 thousand were set aside.

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.

Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and the related taxes requires significant management judgement, taking into consideration of historical information and future market trend.

We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.

We understood, evaluated and tested the controls over the determination of net realisable value of raw materials, work in progress and finished goods.

For work in progress and finished goods that had been sold after 31 December 2018, we compared on a sample basis the actual selling prices against the estimated selling prices.

For work in progress and finished goods that had not been sold after 31 December 2018:

•   if the selling prices were available in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices.

•   if there were no selling prices available in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including possible changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information, checking subsequent outcomes of these factors and reference to our industry knowledge.

We assessed the reasonableness and the accuracy of the estimated costs to completion, other costs necessary to make the sale and the related taxes by comparing with the historical costs to completion, other costs necessary to make the sale and the related taxes for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Report of the PRC Auditor (continued)

PwC ZT Shen Zi (2019) No. 10008

(Page 3 of 5)

Other Information

The directors of SPC are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of SPC are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the SPC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the SPC or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the SPC’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Report of the PRC Auditor (continued)

PwC ZT Shen Zi (2019) No. 10008

(Page 4 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the SPC’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the SPC to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the SPC to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the SPC audit. We remain solely responsible for our audit opinion.

Report of the PRC Auditor (continued)

PwC ZT Shen Zi (2019) No. 10008

(Page 5 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Huang, Zhe Jun (Engagement Partner)

Shanghai, the People’s Republic of China	Signing CPA
Diao, Li Ping

19 March 2019

B.	Financial Statements prepared under China Accounting Standards for Business Enterprises

Consolidated and Company Balance Sheets

As at 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2018	31 December 2017	1 January 2017	31 December 2018	31 December 2017	1 January 2017
Assets	Note	Consolidated	Consolidated	Consolidated	Company	Company	Company
Current Assets
Cash at bank and on hand	4(1)	10,241,893	9,504,266	5,440,623	9,119,013	8,268,493	4,421,143
Derivative Financial instruments	4(2	7,468	—	—	6,953	—	—
Trading financial asset	4(3),12(1)	2,719,811	—	—	2,519,100	—	—
Note Receivable & Accounts Receivable	4(4),12(2)	3,970,245	3,426,439	2,924,500	2,768,008	2,573,172	2,308,050
Advances to Suppliers	4(6)	72,968	27,537	29,340	68,934	20,931	21,409
Other receivables	4(5),12(3)	108,986	71,550	68,141	96,182	126,546	47,898
Inventory	4(7)	8,120,875	6,597,598	6,159,473	7,500,683	5,971,505	5,374,425
Assets hold for sale	4(13)	24,331	—	—	—	—	—
Other current asset	4(8)	32,299	238,661	253,804	—	212,834	157,771

Total Current Assets		25,298,876	19,866,051	14,875,881	22,078,873	17,173,481	12,330,696

Non-Current Assets
Long-term equity investments	4(9),12(4)	4,657,133	4,592,044	3,838,794	5,762,327	5,711,216	4,972,861
Investment properties	4(10)	376,739	391,266	380,429	408,366	423,941	413,943
Fixed assets	4(11),12(5)	11,670,453	12,892,501	13,502,370	11,459,333	12,644,706	13,219,994
Construction in progress	4(12)	1,559,401	1,001,118	717,672	1,559,401	1,000,924	717,294
Intangible assets	4(13)	355,594	397,661	406,116	319,877	332,518	335,877
Long-term prepaid expenses	4(14)	502,689	349,588	299,340	493,242	338,837	287,578
Deferred tax assets	4(15)	119,075	119,307	103,091	109,137	111,929	99,057

Total Non-current assets		19,241,084	19,743,485	19,247,812	20,111,683	20,564,071	20,046,604

Total assets		44,539,960	39,609,536	34,123,693	42,190,556	37,737,552	32,377,300

Consolidated and Company balance sheets (continued)

As at 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2018	31 December 2017	1 January 2017	31 December 2018	31 December 2017	1 January 2017
Liability & Equity	Note	Consolidated	Consolidated	Consolidated	Company	Company	Company
Current Liability
Short term loan	4(17)	497,249	606,157	546,432	431,649	518,000	632,000
Derivative Financial Liability	4(2)	11,005	1,516	—	9,799	—	—
Note Payable & Accounts Payable	4(18)	7,394,383	5,573,281	5,087,470	5,535,625	4,129,720	3,729,702
Advances from customers	4(19)	—	477,273	476,806	—	407,092	447,647
Contract Liabilities	4(20)	453,564	—	—	411,796	—	—
Employee benefits payable	4(21)	128,861	123,959	37,634	123,157	30,411	30,989
Taxes payable	4(22)	4,642,692	3,290,036	2,158,427	4,608,232	3,240,971	2,106,163
Other payable	4(23)	785,260	850,022	635,606	718,847	977,203	629,603

Total Current Liability		13,913,014	10,922,244	8,942,375	11,839,105	9,303,397	7,576,104

Non-Current Liability
Deferred revenue	4(24)	140,442	145,679	150,000	140,442	145,679	150,000

Total liability		14,053,456	11,067,923	9,092,375	11,979,547	9,449,076	7,726,104

Equity
Share capital	1, 4 (25)	10,823,814	10,814,177	10,800,000	10,823,814	10,814,177	10,800,000
Capital surplus	4(26)	610,327	586,307	534,628	600,768	586,307	534,628
Other comprehensive income	4(27)	10,389	17,403	18,213	10,389	17,403	18,213
Specific reserve	4(28)	57,135	—	346	57,135	—	—
Surplus reserve	4(29)	6,237,170	5,727,624	5,100,401	6,237,170	5,727,624	5,100,401
Undistributed profits	4(30)	12,631,291	11,110,795	8,296,460	12,481,733	11,142,965	8,197,954

Total equity attributable to equity shareholders of the Company		30,370,126	28,256,306	24,750,048	30,211,009	28,288,476	24,651,196

Non-controlling interests	4(31)	116,378	285,307	281,270	—	—	—

Total equity		30,486,504	28,541,613	25,031,318	30,211,009	28,288,476	24,651,196

Total liabilities and shareholders’ equity		44,539,960	39,609,536	34,123,693	42,190,556	37,737,552	32,377,300

The accompanying notes form an integral part of these financial statements.

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief
Wu Haijun	Zhou Meiyun	Yang Yating

Consolidated and Company Income Statements

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		2018	2017	2018	2017
Items	Note	Consolidated	Consolidated	Company	Company
Revenue	4(32),12(6)	107,764,908	92,013,569	80,116,103	66,969,460
Less: Cost of sales	4(32),12(6)	87,029,575	69,656,977	59,641,027	44,865,087
Taxes and surcharges	4(33)	12,075,424	12,744,088	12,051,253	12,718,958
Selling and distribution expenses	4(34)	536,914	510,199	437,909	388,506
General and administrative expenses	4(35)	2,616,798	2,513,901	2,460,912	2,216,608
R&D expenses	4(36)	37,261	36,709	29,500	28,714
Financial expenses – net	4(37)	(293,429)	(216,038)	(334,897)	(214,745)
Including: financial expense		79,246	54,384	41,850	19,761
financial income		(443,650)	(267,215)	(410,655)	(238,621)
Asset impairment losses	4(44)	168,655	178,706	153,247	208,965
Credit impairment losses	4(42)	39	—	73	—
Add: Loss arising from changes in fair value	4(39)	33,347	(1,516)	16,254	—
Investment income	4(40),12(7)	878,213	1,245,196	826,730	1,187,296
Including: Share of profits of associates and joint ventures		875,597	1,233,693	816,631	1,180,563
Asset disposal benefit/loss	4(41)	172,508	(13,017)	(24,648)	(13,528)
Other income	4(43)	89,035	63,120	84,679	58,570

Operating profit		6,766,774	7,882,810	6,580,094	7,989,705

Add: Non-operating income	4(45)	47,581	14,736	19,763	11,130
Less: Non-operating expenses	4(46)	65,379	46,312	42,799	44,614

Total profit		6,748,976	7,851,234	6,557,058	7,956,221

Less: Income tax expenses	4(47)	1,471,903	1,698,739	1,461,600	1,683,987

Net profit		5,277,073	6,152,495	5,095,458	6,272,234

Attributable to shareholders of the Company		5,277,186	6,141,558	—	—
Non-controlling interests		(113)	10,937	—	—
Profit from continuing operations		5,277,073	6,152,495	5,095,458	6,272,234
Profit from discontinued operations		—	—	—	—

Consolidated and Company Income Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2018	2017	2018	2017
Items	Note	Consolidated	Consolidated	Company	Company
Other comprehensive income		(7,014)	(810)	(7,014)	(810)

Total comprehensive income		5,270,059	6,151,685	5,088,444	6,271,424

Attributable to shareholders of the Company		5,270,172	6,140,748	—	—
Non-controlling interests		(113)	10,937	—	—

Earnings per share
Basic earnings per share(RMB Yuan)	4(48)	0.488	0.568	—	—
Diluted earnings per share(RMB Yuan)	4(48)	0.488	0.568	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief
Wu Haijun	Zhou Meiyun	Yang Yating

Consolidated and Company Cash Flow Statements

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		2018	2017	2018	2017
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sales of goods or rendering of services		118,881,819	103,576,258	89,564,633	76,919,035
Refund of taxes and surcharges		53,532	51,899	51,462	23,383
Cash received relating to other operating activities	4(49)	75,081	72,156	105,577	41,997

Sub-total of cash inflows		119,010,432	103,700,313	89,721,672	76,984,415

Cash paid for goods and services		(94,892,094)	(76,770,732)	(65,801,807)	(50,552,910)
Cash paid to and on behalf of employees		(2,901,628)	(2,638,462)	(2,624,396)	(2,376,717)
Payments of taxes and surcharges		(14,079,772)	(16,801,670)	(14,015,067)	(16,712,702)
Cash paid relating to other operating activities	4(49)	(441,839)	(410,967)	(534,356)	(331,114)

Sub-total of cash outflows		(112,315,333)	(96,621,831)	(82,975,626)	(69,973,443)

Net cash flows generated from operating activities	4(50),12(8)	6,695,099	7,078,482	6,746,046	7,010,972

Consolidated and Company Cash Flow Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2018	2017	2018	2017
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from investing activities
Cash received from entrusted lendings		12,000	88,000	—	—
Cash received from returns on investments		811,473	479,633	768,605	448,131
Net cash received from disposal of fixed assets		210,122	3,407	3,243	2,686
Net cash received from disposal of joint venture		—	10,339	—	—
Cash received relating to other investing activities		9,600	—	—	—
Cash received relating to other investing activities	4(49)	4,433,970	726,982	4,382,656	699,059

Sub-total of cash inflows		5,477,165	1,308,361	5,154,504	1,149,876

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(1,187,005)	(1,197,063)	(1,191,643)	(1,041,195)
Cash held by the company on the day of loss of control		(18,529)	—	—	—
Cash payment of entrusted lendings		—	(12,000)	—	—
Cash paid relating to other investing activities	4(49)	(6,200,000)	(2,500,000)	(6,000,000)	(2,500,000)

Sub-total of cash outflows		(7,405,534)	(3,709,063)	(7,191,643)	(3,541,195)

Net cash flows used in investing activities		(1,928,369)	(2,400,702)	(2,037,139)	(2,391,319)

Consolidated and Company Cash Flow Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2018	2017	2018	2017
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from financing activities
Cash received relating to other financing activities		37,102	54,580	37,102	54,580
Cash received from borrowings		2,536,759	2,119,147	2,421,159	2,018,000
Sub-total of cash inflows		2,573,861	2,173,727	2,458,261	2,072,580

Cash repayments of borrowings		(2,646,157)	(2,059,422)	(2,508,000)	(2,132,000)

Cash paid for distribution of dividends or profits and interest expenses		(3,317,778)	(2,721,752)	(3,308,648)	(2,712,883)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		(6,457)	(6,900)	—	—
Cash from minority shareholder		(152,800)	—	—	—

Sub-total of cash outflows		(6,116,735)	(4,781,174)	(5,816,648)	(4,844,883)

Net cash flows used in financing activities		(3,542,874)	(2,607,447)	(3,358,387)	(2,772,303)

Effect of foreign exchange rate changes on cash and cash equivalents		13,771	(6,690)	—	—

Net increase in cash and cash equivalents		1,237,627	2,063,643	1,350,520	1,847,350
Add: Cash and cash equivalents at beginning of the year	4(50)	7,504,266	5,440,623	6,268,493	4,421,143

Cash and cash equivalents at end of the year	4(50)	8,741,893	7,504,266	7,619,013	6,268,493

The accompanying notes form an integral part of these financial statements.

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief
Wu Haijun	Zhou Meiyun	Yang Yating

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		Attributable to equity shareholders of the Company						Non- controlling interests	Total shareholders’ equity
Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2017		10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Movements for the year ended 31 December 2017
Total comprehensive income
Net profit for the year		—	—	—	—	—	6,141,558	10,937	6,152,495
Other comprehensive income	4(27)	—	—	(810)	—	—	—	—	(810)
Contributions of equity
Shareholder contribution	4(25),4(26)	14,177	62,319	—	—	—	—	—	76,496
Share Payment Included in Shareholders’ Rights and Interests	4(26)	—	(10,640)	—	—	—	—	—	(10,640)
Appropriation of profits
Appropriation to surplus reserves	4(29)	—	—	—	—	627,223	(627,223)	—	—
Distributions to shareholders	4(30)	—	—	—	—	—	(2,700,000)	(6,900)	(2,706,900)
Specific reserve
Accrued	4(28)	—	—	—	92,774	—	—	—	92,774
Utilised	4(28)	—	—	—	(93,120)	—	—	—	(93,120)

Balance at 31 December 2017		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the year ended 31 December 2018
Total comprehensive income
Net profit for the year		—	—	—	—	—	5,277,186	(113)	5,277,073
Other comprehensive income	4(27)	—	—	(7,014)	—	—	—	—	(7,014)
Contributions of equity
Employees share option scheme	4(25),4(26)	9,637	27,465	—	—	—	—	—	37,102
Exercise of share option	4(26)	—	(13,004)	—	—	—	—	—	(13,004)
Appropriation of profits
Appropriation to surplus reserves	4(29)	—	—	—	—	509,546	(509,546)	—	—
Distributions to shareholders	4(30)	—	—	—	—	—	(3,247,144)	(6,457)	(3,253,601)
Specific reserve
Accrued	4(28)	—	—	—	112,870	—	—	—	112,870
Utilised	4(28)	—	—	—	(55,735)	—	—	—	(55,735)
Equity change of minority shareholder		—	9,559	—	—	—	—	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

The accompanying notes form an integral part of these financial statements.

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief
Wu Haijun	Zhou Meiyun	Yang Yating

Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2017		10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196

Movements for the year ended 31 December 2017
Total comprehensive income
Net profit for the year		—	—	—	—	—	6,272,234	6,272,234
Other comprehensive loss		—	—	(810)	—	—	—	(810)
Contributions of equity
Employees share option scheme		14,177	62,319	—	—	—	—	76,496
Exercise of share option		—	(10,640)	—	—	—	—	(10,640)
Appropriation of profits
Appropriation to surplus reserves		—	—	—	—	627,223	(627,223)	—
Distributions to shareholders		—	—	—	—	—	(2,700,000)	(2,700,000)
Specific reserve
Accrued		—	—	—	88,479	—	—	88,479
Utilised		—	—	—	(88,479)	—	—	(88,479)

Balance at 31 December 2017		10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the year ended 31 December 2018
Total comprehensive income
Net profit for the year		—	—	—	—	—	5,095,458	5,095,458
Other comprehensive loss		—	—	(7,014)	—	—	—	(7,014)
Contributions of equity
Employees share option scheme		9,637	27,465	—	—	—	—	37,102
Exercise of share option		—	(13,004)	—	—	—	—	(13,004)
Appropriation of profits
Appropriation to surplus reserves		—	—	—	—	509,546	(509,546)	—
Distributions to shareholders		—	—	—	—	—	(3,247,144)	(3,247,144)
Specific reserve
Accrued		—	—	—	112,870	—	—	112,870
Utilised		—	—	—	(55,735)	—	—	(55,735)

Balance at 31 December 2018		10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

The accompanying notes form an integral part of these financial statements.

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief
Wu Haijun	Zhou Meiyun	Yang Yating

Notes to the Financial Statements

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and 9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 31 December 2018, total shares of the Company were 10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note 4(25).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5(1). The companies that are no longer combined are Shanghai Golden Conti Petrochemical Company Limited (“Jindi”) and Shanghai Jian Yan Jian Ce Company Limited (“JYJC”), and the details are set out in Note 5(1).

These financial statements were authorised for issue by the Board of Directors on 19 March 2019.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision for accounts receivables(Note2(9)), decline in the value of inventories(Note2(10)), depreciation of fixed assets(Note2(13)), impairment of long-term assets (Note2(18)), and income tax(Note2(26)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(31).

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises – Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 31 December 2018 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as at 31 December 2018 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

(4)	Recording currency

The recording currency is Renminbi (RMB).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(6)	Preparation of consolidated financial statements (Continued)

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

Financial assets refers to contracts when one side forms a financial asset while the other forms a financial liability or equity instrument. When our group becomes one side of a financial instrument contract, our group recognize a financial asset or a financial liability.

(a)	Financial assets

(i)	Financial assets classification and measurement

According to the business model of financial assets management and the characteristics of contract cash flow of financial assets, the group divides financial assets into: (1) financial assets measured by amortized cost; (2) financial assets measured at fair value and recorded into other comprehensive income; (3) financial assets measured at fair value and recorded in current profit and loss.

Financial assets are measured at fair value at the time of initial recognition. For financial assets measured at fair value and whose changes are included in the current profit and loss, relevant transaction costs are directly included in the current profit and loss; For other categories of financial assets, the relevant transaction costs are included in the initial recognition amount. Accounts receivable or notes receivable arising from the sale of products or the provision of services, which do not contain or take no account of material financing elements, shall be initially recognized by the group in accordance with the amount of consideration to which the group is entitled to receive as expected.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(i)	Financial assets classification and measurement (Continued)

Debt instruments

The debt instruments held by the group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer and are measured in the following three ways:

Measured at amortized cost:

The group’s business model for managing such financial assets is to collect contract cash flow, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangement, that is, the cash flow generated on a specific date is only the payment of principal and interest based on the amount of outstanding principal. The group recognizes interest income for such financial assets in accordance with the real interest rate method. Such financial assets mainly include monetary funds, notes receivable and accounts receivable, other receivables and creditor’s rights investment, etc. The group shall list the creditor’s rights investment that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The creditor’s right investment within one year (including one year) at the time of acquisition is listed as other current assets.

Measured at fair value and recorded into other comprehensive income:

The group’s business model for managing such financial assets is both to collect contract cash flow and to sell, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value and their changes are included in other comprehensive income, but impairment losses or gains, exchange gains and losses and interest income calculated according to the real interest rate method are included in current profit and loss. Such financial assets are listed as other creditor’s rights investments, and other creditor’s rights investments that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other creditor’s rights investments with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(i)	Financial assets classification and measurement (Continued)

Debt instruments (Continued)

Measured at fair value and recorded in current profit and loss:

The group will not be held in the amortized cost measurement and measurement at fair value and its changes into other comprehensive income of the debt instruments, measured at fair value and its changes into the current profits and losses, listed as a transactional

Equity instruments

The group will measure the equity instrument investment without its control, common control and significant influence according to the fair value and record its changes into the current profit and loss, and list it as a transactional financial asset; The assets that are expected to be held for more than one year from the balance sheet date are listed as other non-current financial assets.In addition, the group has designated some non-tradable equity instrument investments as financial assets measured at fair value and their changes included in other comprehensive income, and listed them as other equity instrument investments. The relevant dividend income of such financial assets is included in the current profit and loss.

(ii)	Impairment

The group recognizes loss provisions on the basis of expected credit losses for financial assets measured at amortized cost, debt instrument investments measured at fair value and their changes included in other comprehensive income, etc.

The group calculates and confirms expected credit losses, taking into account reasonable and well-founded information on past events, current conditions and projections of future economic conditions.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment (Continued)

At each balance sheet date, the group measures the expected credit losses of financial instruments at different stages. If the credit risk of the financial instrument does not increase significantly after the initial confirmation, it is in the first stage. The group shall measure the loss reserve according to the expected credit loss in the next 12 months. Where the credit risk of a financial instrument has increased significantly since the initial confirmation but no credit impairment has occurred, it is in the second stage and the group shall measure the loss reserve in accordance with the expected credit loss of the entire duration of the instrument; Where a credit impairment has occurred since the initial confirmation of the financial instrument, it is in the third stage and the group shall measure the loss reserve according to the expected credit loss of the entire duration of the instrument.

For financial instruments with low credit risk on the balance sheet date, the group assumes that the credit risk has not increased significantly since the initial recognition and measures the loss provision according to the expected credit loss in the next 12 months.

For the financial instruments in the first and second stages and with low credit risks, the group shall calculate the interest income according to the book balance and the actual interest rate before deducting the impairment provisions. For financial instruments in the third stage, the interest income shall be calculated according to the amortized cost and the real interest rate after the book balance is deducted and the provision for impairment is drawn.

For notes receivable and accounts receivable other than financial assets which are measured at fair value and recorded in other comprehensive income, whether there is significant financing component or not, the group shall measure the loss reserve according to the expected credit loss of the whole duration.

For other receivables, the group calculates the expected credit loss by referring to the experience of historical credit loss, combining the current situation and the forecast of future economic situation, through the default risk exposure and the expected credit loss rate in the next 12 months or the whole duration.

The group shall record the provision for loss accrued or brought back into the current profit and loss. For the debt instruments held by the group, which are measured at fair value and whose changes are included in other comprehensive income, the group shall adjust other comprehensive income when the impairment loss or profit is included in the current profit and loss

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(b)	Financial liabilities

At the time of initial recognition, financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value and their changes are included in the current profit and loss.

The financial liabilities of the group are mainly financial liabilities measured by amortized cost, including notes payable and accounts payable, other payables, loans, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs, and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

When the current obligation of the financial liability has been discharged in whole or in part, the group shall terminate the recognition of the discharged part of the financial liability or obligation. The difference between the carrying amount of the part to be recognized and the consideration paid shall be recorded into the profit and loss of the current period.

(c)	The determination of the fair value of financial instruments

The fair value of a financial instrument with an active market is determined by the quoted price in the active market. There is no active market for financial instruments, the use of valuation technology to determine their fair value. In valuation, the group adopts valuation techniques that are applicable in the current situation and have sufficient data and other information available to support them, selects input values that are consistent with the characteristics of assets or liabilities considered by market participants in transactions of related assets or liabilities, and gives priority to relevant observable input values as far as possible. Use unobservable input values in cases where the relevant observable input values cannot be obtained or are not feasible to obtain.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(10)	Inventories

Inventories include raw materials, products in process, goods in stock, spare parts and low-value consumables, etc., which are measured at the lower cost and net realizable value.

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(11)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(11)	Long-term equity investments (Continued)

(b)	Subsequent measurement (Continued)

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(11)	Long-term equity investments (Continued)

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(18)).

(12)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43% - 3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(13)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles, other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0%-5%	2.4%-8.3%
Plant and machinery	12-20 years	0%-5%	4.8%-8.3%
Vehicles and other equipment	4-20 years	0%-5%	4.8%-25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)

When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(13)	Fixed assets (Continued)

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(14)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(15)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(16)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(16)	Intangible assets (Continued)

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(17)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years

(18)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

(19)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(19)	Safety production costs (Continued)

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(20)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the Reporting Period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(20)	Employee benefits (Continued)

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(21)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(22)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(22)	Share-based payments (Continued)

(a)	Types of Share-based payment (Continued)

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each Reporting Period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. At the same time, carry forward the capital reserve confirmed in the waiting period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(24)	Revenue recognition

The group shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract.

The group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(c)	Transfer of asset use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

Government subsidies related to assets, write-off the book value of related assets, or recognized as deferred income and amortized into profit and loss within the service life of related assets in a reasonable and systematic way; And benefits related to government subsidies for compensating the related expenses or losses during the later, recognized as deferred income, cost and upon confirmation of the related expenses or losses, recorded into the profits and losses of the current or write-downs related cost, used for compensating the related expenses or losses incurred, directly recorded into the profits and losses of the current or write-downs related cost. The group USES the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(26)	Deferred tax assets and deferred tax liabilities (Continued)

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

(28)	Hold for sale and terminate operations

Non-current assets or disposal groups that meet the following conditions are classified as held for sale: (i) according to usual practice in similar sales transactions, the assets can be sold immediately under current circumstances, (ii) the group has entered into a legally binding sale agreement with other parties and has obtained the relevant approval. And it is expected that the sale will be completed within one year.

Conform to the conditions of sale of non-current assets (not including financial assets, to the fair value of an investment real estate and deferred income tax assets), with the book value and the fair value minus the net amount after sale cost and what is low measurement, the fair value minus the net amount after sale cost is lower than the amount of the original book value, shall be recognized as asset impairment losses.

The assets and liabilities in the non-current assets and disposal group held for sale are classified as current assets and current liabilities and are separately listed in the balance sheet.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

(a)	the Company’s parent;

(b)	the Company’s subsidiaries;

(c)	enterprises that are controlled by the Company’s parent;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of joint ventures;

(g)	associates of the Group, including subsidiaries of associates;

(h)	principal individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group and close family members of such individuals;

(j)	key management personnel of the Company’s parent company;

(k)	close family members of key management personnel of the Company’s parents; and

(l)	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(29)	Related parties (Continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(m)	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

(n)	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

(o)	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p)	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q)

enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(31)	Significant accounting policies and accounting estimates

The group continuously evaluates important accounting estimates and key judgments based on historical experience and other factors, including reasonable expectations of future events.

(a)	Important accounting estimates and their key assumptions

The following important accounting estimates and key assumptions have important risks that will lead to significant adjustments in the book value of assets and liabilities in the next accounting year:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(31)	Significant accounting policies and accounting estimates (Continued)

(a)	Important accounting estimates and their key assumptions (Continued)

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised on 31 December 2018, the Group would need to generate future taxable income of at least RMB476 million (31 December 2017, RMB477 million). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(31)	Significant accounting policies and accounting estimates (Continued)

(a)	Important accounting estimates and their key assumptions (Continued)

(v)	Measurement of expected credit losses

The group calculates the expected credit loss through default risk exposure and the expected credit loss rate, and determines the expected credit loss rate based on the default probability and the expected credit loss rate. In determining the expected credit loss rate, the group USES data such as internal historical credit loss experience and adjusts historical data in combination with current conditions and forward-looking information. In considering forward-looking information, the indicators used by the group include risks of economic downturn, growth of expected unemployment rate, changes in external market environment, technical environment and customer situation, etc. The group regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimated techniques and key assumptions have not changed significantly in 2018.

(b)	The adoption of critical judgments in accounting policy

(i)	Classification of financial assets

The group in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc

When the group evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

(ii)	Judgment of significant increase in credit risk

The main criteria for the group to judge the significant increase in credit risk are the number of overdue days over 30, or the significant change in one or more of the following indicators: the operating environment of the debtor, internal and external credit rating, significant change in actual or expected operating results, the value of the collateral or the significant decline in the credit rating of the guarantor, etc.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change

In 2017, the ministry of finance issued the revised “accounting standards for enterprises no.22 – recognition and measurement of financial instruments, the accounting standards for enterprises no.23 – the transfer of a financial asset” and “accounting standards for enterprises no.37 – presentation of financial instruments such as (hereinafter called the” new financial instruments standards”), and the revised “accounting standards for enterprises no.14 – revenue” (hereinafter referred to as the “new income guidelines”), and in 2018 promulgated the “issued by the ministry of finance on revising 2018 annual general enterprise financial report format notice (finance and accounting) [2018] no.15 and its interpretation, The group has adopted the above criteria and notice to prepare the financial statements for 2018. The impact on the group and the company’s financial statements is listed as follows:

(a)	Financial Instrument

According to the relevant provisions of the new financial instruments standard, the first implementation of the standard by the group and the company has no significant impact on retained earnings and other related items in the financial statements at the beginning of 2018. The 2017 comparative financial statements are not restated.

(i)

On January 1, 2018, the financial assets in the group’s consolidated financial statements are classified and measured in accordance with the provisions of the original financial instrument standards and the new financial instrument standards:

Original policy			New policy
Account	Category	Book value	Account	Category	Book value
Cash and cash equivalents	Amortized cost	9,504,266	Cash and cash equivalents	Amortized cost	9,504,266
Notes receivable and receivables account	Amortized cost	3,426,439	Notes receivable and receivables account	Amortized cost	1,965,868
				Fair value and recorded in other comprehensive income	1,460,571
Other Receivable	Amortized cost	71,550	Other Receivable	Amortized cost	71,550
Other current Asset (Entrusted loans)	Amortized cost	12,000	Other current Asset (Entrusted loans)	Amortized cost	12,000

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(a)	Financial Instrument (Continued)

(i)	(Continued)

On January 1, 2018, the financial assets in the company’s financial statements are classified and measured in accordance with the provisions of the original financial instrument standard and the new financial instrument standard.

Original policy			New policy
Account	Category	Book value	Account	Category	Book value
Cash and cash equivalents	Amortized cost	8,268,493	Cash and cash equivalents	Amortized cost	8,268,493
Notes receivable and receivables account	Amortized cost	2,573,172	Notes receivable and accounts receivable	Amortized cost	1,757,945
			Other current assets	Measured at fair value and its changes are included in other comprehensive income	815,227
Other Receivable	Amortized cost	126,546	Other receivable	Amortized cost	126,546

As at December 31 2017 and January 1, 2018, the group holds no financial asset measured at fair value and its changes are included in the current profit and loss

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(a)	Financial Instrument (Continued)

(ii)

On January 1, 2018, the group and the company reclass the carrying amount of financial assets from old financial instrument standards to new financial instrument standards according to the newly applied classification, and the reconciliation table is as follows:

Classification according to new financial instrument standard	Notes
Financial instruments measured at amortised cost	Table 1
Financial instruments measured at fair value and its changes are included in other comprehensive income	Table 2

Table 1: Financial instrument measured at amortised cost under new financial instrument

		Gross carrying amount
	Note	Group	Company
Accounts receivable and notes receivable
As at December 31, 2017		3,426,439	2,573,172
Exclude: Financial instruments measured at fair value and its changes are included in the current profit and loss(original financial instrument standards)	i)	(1,460,571)	(815,227)

As at January 1, 2018		1,965,868	1,757,945

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(a)	Financial Instrument (Continued)

(ii)

On January 1, 2018, the group and the company reclass the carrying amount of financial assets from old financial instrument standards to new financial instrument standards according to the newly applied classification, and the reconciliation table is as follows (Continued):

Table 2: Financial instrument measured at at fair value and its changes are included in other comprehensive income

		Gross carrying amount
	Note	Group	Company
Notes receivable and accounts receivable 31 December 2017		—	—
add: transfer from notes receivable and accounts receivable (original financial instrument standards)	i)	1,460,571	815,227

1 January 2018		1,460,571	815,227

i)

The group subsidiary China jinshan joint trade co., LTD. (“Jin Mao company”) and Shanghai Jin Mao international trade co., LTD. (“Jin Mao international”) derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receviable management is for the purpose of collecting cash flow of contracts and sales including a sale contract as the goal. Therefore, on January 1, 2018, the group classified RMB309.518 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable (note 4 (4)).

Due to the requirement of cash management, the group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, on December 31, 2018, the group classified RMB1,151,053 thousand notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable (note 4 (4)).

There is no significant difference between the above financial assets measured at fair value and the original book value, and the changes are included in other comprehensive income. Therefore, the group has not adjusted retained earnings and other comprehensive income.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(a)	Financial Instrument (Continued)

(iii)

As at January 1, 2018, the group recalculated the financial impairment loss of financial assets measured at amortised cost and financial assets measured at fair value and its changes are included in other comprehensive income according to new financial standards. There is no significant difference between the calculated loss allowance and the loss allowance calculated under original financial instrument standards.

(b)	Revenue

According to the relevant provisions of the new revenue standards, the first implementation of the standards by the group and the company has no significant impact on retained earnings at the beginning of 2018. The impact on other related items in the financial statements is listed as follows. The 2017 comparative financial statements are not restated.

		Influenced amount Increase/
		(Decrease)
The content and reason of the change of	The accounts	1.January 2018
accounting policy	affected	Consolidated	Company
Due to the implementation of the new revenue guidelines, the group and the company have reclassified the advances received in connection with the sale of goods into contractual liabilities.	Contract Liability	477,273	407,092
	Advance from suppliers	(477,273)	(407,092)

Compared with the original revenue standard, the impact of the implementation of the new revenue standard on related items of the 2018 financial statements is as follows:

	Influenced amount Increase/
	(Decrease)
	31.December.2018
Influenced accounts in the balanced sheet	Consolidated	Company
Contract Liability	453,564	411,796
Advance from suppliers	(453,564)	(411,796)

Compared with the original income standard, the implementation of the new income standard will not have a significant impact on the group and the company’s income statement projects in 2018.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(c)	Modification of the format of general enterprise reports

The group has prepared the financial statements for 2018 in accordance with the notice of the ministry of finance on revising the format of general corporate financial statements for 2018 (no. [2018]15) and its interpretation. The comparative financial statements have been adjusted accordingly.

(i)	The influences on the consolidated balance sheet and income statement are listed as follows:

		Influenced amount Increase/(Decrease)
The influences on the consolidated balance sheet and income statement are listed as follows:	Influenced accounts	December 31 2017	January 1 2017
The group combines notes receivable and accounts receivable into notes receivable and accounts receivable items.	Accounts receivable	(2,275,386)	(1,656,580)
	Notes receivable	(1,151,053)	(1,267,920)
	Notes receivable and accounts receivable	3,426,439	2,924,500
The group combines interest receivable and other receivables into other receivables items.	Interest receivable	(52,993)	(11,596)
	Other receivable	52,993	11,596
The group shall incorporate notes payable and accounts payable into the items of notes payable and accounts payable.	Accounts payable	(5,573,281)	(5,082,470)
	Notes payable	—	(5,000)
	Notes payable and accounts payable	5,573,281	5,087,470
The group shall incorporate interest payable, dividends payable and other payables into other payables.	Interest payable	(864)	(465)
	Dividend payable	(23,686)	(20,473)
	Other payable	24,550	20,938

			Year 2017
The group shall separately list the r&d expense previously included in the management expense as the r&d expense.	R&D expense		36,709
	Administration expense		(36,709)

The group reclassifies the entrusted loan interest income originally included in the financial income – net items into the investment income items.	Net financial expense		(1,164)
	Investment income		1,164

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies change (Continued)

(c)	Modification of the format of general enterprise reports (Continued)

(ii)	The influences on the consolidated balance are listed as follows:

		Influenced amount Increase/ (Decrease)
The content and reason of the change of accounting policy	Influenced accounts	December 31 2017	January 1 2017
The company combines notes receivable and accounts receivable into notes receivable and accounts receivable items.	Accounts Receivable	(1,757,945)	(1,211,039)
	Notes Receivable	(815,227)	(1,097,011)
	Notes receivable and accounts receivable	2,573,172	2,308,050
The company shall incorporate interest receivable and other receivables into other receivables items.	Interest receivable	(51,115)	(11,553)
	Other receivable	51,115	11,553

The company shall incorporate notes payable and accounts payable into the items of notes payable and accounts payable.	Accounts Payable	(4,129,720)	(3,729,702)
	Notes Payable	—	—
	Notes payable and accounts payable	4,129,720	3,729,702
The company shall incorporate interest payable, dividends payable and other payables into other payables.	Interest payable	(738)	(470)
	Dividend payable	(23,686)	(20,473)
	Other payable	24,424	20,943

			Year 2017
The company shall separately list the R&D expense previously included in the management expense as the r&d expense	R&D expense		28,714
	Administration expense		(28,714)

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax(a)	Taxable income	25%
Value added tax (“VAT”) (b)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	5%, 6%, 10%, 11%, 16% and 17%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; Diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the ‘Circular on Adjustment of Tax Rate of Value Added Tax’ (Cai Shui [2018] 32) jointly issued by the Ministry of Finance and the State Administration of Taxation, the applicable VAT rate of taxable sales behaviour, importing of goods and tangible movable property leasing is 16% and 10% respectively from 1 May 2018, while it was 17% and 11% before then.

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	31 December 2018	31 December 2017
Cash on hand	7	11
Cash at bank	8,741,883	7,504,202
Other cash balances	1,500,003	2,000,053

	10,241,893	9,504,266

As at 31 December 2018, other cash balances of RMB1,500,000 thousand is six-month deposits (December 31, 2017: RMB2,000,000 thousand).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(2)	Derivative financial assets and derivative financial liabilities

	31 December 2018	31 December 2017
Derivative financial assets —
Foreign exchange option contract	7,468	—

Derivative financial Liability —
Foreign exchange option contract	11,005	—
Forward foreign exchange contract	—	1,516

	11,005	1,516

As at December 31 2018, the derivative financial assets and derivative financial liabilities are mainly foreign exchange option contracts, with the total nominal amount of equivalent RMB571,476 thousand.

As at December 31 2017, derivative financial liabilities are forward foreign exchange contracts with the total nominal amount of equivalent RMB313,229 thousand.

(3)	Trading financial asset

	31 December 2018	31 December 2017
Structured deposit	2,719,811	—

At as December 31, 2018, the trading financial asset is structured deposit within six months. The contract agreed to guarantee the principal and the yield was linked to 3-month Libor.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Notes receivable and accounts receivable

	31 December 2018	31 December 2017
Notes receivable(a)	789,103	1,151,053
Accounts receivable(b)	3,181,142	2,275,386

	3,970,245	3,426,439

(a)	Notes receivable

	31 December 2018	31 December 2017
Bank acceptance notes	789,103	1,151,053

(i)	As at 31 December 2018, the Group had no pledged bank acceptance notes to issue letters of credit (31 December 2017:Nil).

(ii)	As at 31 December 2018, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	881,909	—

(iii)

Due to the requirement of cash management, the group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, on December 31, 2018, the group classified RMB789.103 thousand notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable.

(iv)	As at December 31 2018, the group considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Notes receivable and accounts receivable (Continued)

(b)	Accounts receivable

	31 December 2018	31 December 2017
Amounts due from related parties (Note 7(6))	2,215,824	1,888,906
Amounts due from third parties	965,372	386,517

	3,181,196	2,275,423
Less: provision for bad debts	(54)	(37)

	3,181,142	2,275,386

(i)	The ageing of accounts receivable is analysed as follows:

	31 December 2018	31 December 2017
Within one year	3,181,102	2,275,340
Over one year but within two years	42	54
Over two years but within three years	27	21
Over three years	25	8

	3,181,196	2,275,423

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Notes receivable and accounts receivable (Continued)

(b)	Accounts receivable (Continued)

(ii)	As at December 31 2018, the top five receivables collected by the arrears are summarized and analyzed as follows:

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
The total amount of accounts receivable in the top five accounts	2,387,829	—	75%

(iii)

The group’s subsidiaries Jin Mao and Jin Mao international company derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales including a sale contract as the goal. Therefore, on December 31 2018, the group classified RMB883,328 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable.

(iv)	The analysis of accounts receivable terminated due to the transfer of financial assets is as follows:

In the year of 2018, the group’s subsidiaries Jinmao and JMGJ derecognized 5,665,160 thousand yuan accounts receivable due to the non-recourse forfaiting (2017: 6,404,195 thousand yuan), which including the financial expense of 25,391 thousand yuan (2017: 25,911 thousand yuan).

(c)	Provision

	31 December 2018	31 December 2017
Provision of Accounts receivable	54	37

For notes receivable and accounts receivable, whether or not there is significant financing component, the group shall measure the loss reserve according to the expected credit loss of the whole duration.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Notes receivable and accounts receivable (Continued)

(c)	Provision (Continued)

(i)	As at December 31 2018, the group has no notes receivable and accounts receivable of single provision for bad debts.

(ii)	As at December 31 2018, the group has no pledged accounts receivable.

(iii)

In the year of 2018, the group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (2017: none).

(d)	Significant unwritten accounts receivable of the group for the year 2018 (2017: none).

(5)	Other receivable

	31 December 2018	31 December 2017
Amounts due from related parties(Note7(6))	3,183	3,990
Amounts due from third parties	26,723	15,583
Amounts due from bank deposit interest	79,224	52,993

	109,130	72,566
Less: provision for bad debts	(144)	(1,016)

	108,986	71,550

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(5)	Other receivable (Continued)

(a)	Provision movement

	First Stage					Third Stage
	Expected credit loss in the next 12 months (Combined)		Expected credit loss in the next 12 months (Single)		Total	Expected credit loss over the duration (credit impairment has occurred)		Total
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2017	71,672	(122)	—	—	(122)	894	(894)	(1,016)
Change of accounting policy	—	—	—	—	—	—	—	—
1 January 2018	71,672	(122)	—	—	(122)	894	(894)	(1,016)
Add	—	(56)	—	—	(56)	—	—	(56)
Reverse	—	34	—	—	34	—	—	34
Utilize	—	—	—	—	—		894	894

31 December 2018	109,130	(144)	—	—	(144)	—	—	(144)

As at December 31 2018, other receivable of the group are in the first stage, and no other receivable of the group are at the second or third stage.

(b)

In the year of 2018, the group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year (2017: none).

(c)	In the year of 2018, the balance of other receivables written off by the group is RMB894 thousand, and the bad debt reserve is RMB894 thousand (2017: none).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(5)	Other receivable (Continued)

(d)	As at 31 December 2018, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
China Minsheng Banking Co., Ltd., Shanghai Branch	Interest receivables	39,172	Within one year	36%	—
Ping An Bank Co., Ltd., Shanghai Branch	Interest receivables	15,588	Within one year	14%	—
State taxation administration, Shanghai Jinshan Bureau	Export tax rebates	11,787	Within one year	11%
China everbright bank co., LTD. Shanghai branch	Interest receivables	11,573	Within one year	11%	—
Shanghai Jinshan petrochemical logistics Co., Ltd	Business transaction	9,675	Within one year	9%	—

		87,795		80%	—

(6)	Advances to suppliers

	31 December 2018	31 December 2017
Amounts advance to related parties (Note 7(6))	67,242	21,938
Amounts advance to third parties	5,726	5,599

	72,968	27,537

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(6)	Advances to suppliers (Continued)

(a)	The ageing of advances to suppliers is analysed as follows:

	31 December 2018		31 December 2017
	Amount	% of total balance	Amount	% of total balance
Within one year	72,968	100%	27,537	100%

(b)	As at 31 December 2018, the total amount of the top five advances to suppliers are summarized as follows:

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	68,718	94%

(7)	Inventories

(a)	Inventories by categories are as follows:

	31 December 2018			31 December 2017
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	5,529,241	—	5,529,241	4,265,699	(841)	4,264,858
Work in progress	1,099,235	(55,098)	1,044,137	951,493	(47,180)	904,313
Finished goods	1,440,721	(56,448)	1,384,273	1,265,964	(19,270)	1,246,694
Spare parts and consumables	209,907	(46,683)	163,224	259,934	(78,201)	181,733

	8,279,104	(158,229)	8,120,875	6,743,090	(145,492)	6,597,598

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(7)	Inventories (Continued)

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2017	Increases	Decreases	31 December 2018
Raw materials	841	—	(841)	—
Work in progress	47,180	18,755	(10,837)	55,098
Finished goods	19,270	52,024	(14,846)	56,448
Spare parts and consumables	78,201	15,224	(46,742)	46,683

	145,492	86,003	(73,266)	158,229

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Disposed

Work in progress	Same as above	Sold in current year

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Disposed

Finished goods	Same as above	Sold in current year

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(8)	Other current assets

	31 December 2018	31 December 2017
VAT deductible	32,299	13,735
Catalyst – the current part (Note 4(14))	—	212,926
Entrusted Loan	—	12,000

	32,299	238,661

(9)	Long-term equity investments

	31 December 2018	31 December 2017
Joint Ventures (a)	229,868	212,249
Associates (b)	4,427,265	4,379,795

	4,657,133	4,592,044
Less: provision for impairment of long-term equity investment	—	—

	4,657,133	4,592,044

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(9)	Long-term equity investments (Continued)

(a)	Joint Ventures

		Current year movement
	31 December 2017	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	31 December 2018	Impairment provision
Joint ventures of subsidiaries
Inspection and testing company (note 5 (1))	—	7,979	691	(32)	—	8,638	—
Shanghai Petrochemical Yangu Gas Development Company Limited “Yangu Gas”	49,972	—	(1,259)	—	—	48,713	—
BOC-SPC Gases Company Limited “BOC”	162,277	—	46,740	(36,500)	—	172,517	—

	212,249	7,979	46,172	(36,532)	—	229,868	—

Interests in joint ventures, refer to Note5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(9)	Long-term equity investments (Continued)

(b)	Associates

		Current year movement
	31 December 2017	Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	Change in other equity	31 December 2018	Impairment provision
Associates of the Company
Shanghai Secco Petrochemical Company Limited(“Shanghai Secco”)	2,644,475	—	645,736	(735,167)	—	—	2,555,044	—
Shanghai Chemical Industry Park Development Company Limited(“Chemical Industry”)	1,576,234	—	170,895	(23,339)	—	(7,014)	1,716,776	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	66,473	—	(5,138)	—	—	—	61,335	—
Shanghai Azbil Automation Company Limited (“Azbil”)	47,910	—	12,048	(10,360)	—	—	49,598	—
Others	44,703	—	5,884	(6,075)	—	—	44,512	—

	4,379,795	—	829,425	(774,941)	—	(7,014)	4,427,265	—

Interests in associates, refer to Note5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(10)	Investment properties

Buildings
Cost
31 December 2018 and 31 December 2017	594,135

Accumulated depreciation
31 December 2017	202,869
Depreciation charged in current year	14,527

31 December 2018	217,396

Carrying amount
31 December 2018	376,739

31 December 2017	391,266

In the year of 2018, the depreciation amount of investment real estate is 14,527 thousand yuan (in the year of 2017:13,652 thousand yuan) without provision for impairment (December 31, 2017: none).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(11)	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2017	3,749,844	42,333,958	1,924,285	48,008,087
Reclassification in current year	1,043	(21,378)	20,335	—
Increase in current period
Purchase	—	58,906	25,602	84,508
Transfer from CIP (Note4(11))	7,260	309,346	28,329	344,935
Decrease in current period
Disposal	(419,863)	(1,001,482)	(189,271)	(1,610,616)
Disposal of subsidiaries	—	—	(6,283)	(6,283)
31 December 2018	3,338,284	41,679,350	1,802,997	46,820,631
Accumulated depreciation
31 December 2017	2,349,742	29,943,833	1,533,644	33,827,219
Reclassification in current year	268	(7,474)	7,206	—
Current year charges	84,193	1,403,623	65,118	1,552,934
Decrease in current year
Disposal	(184,567)	(784,977)	(133,761)	(1,103,305)
Disposal of subsidiaries	—	—	(3,992)	(3,992)
31 December 2018	2,249,636	30,555,005	1,468,215	34,272,856
Provision for impairment
31 December 2017	279,099	948,041	61,227	1,288,367
Current year charges	—	58,652	—	58,652
Decrease in current year	(225,227)	(191,364)	(53,106)	(469,697)
31 December 2017	53,872	815,329	8,121	877,322
Carrying amount
31 December 2018	1,034,776	10,309,016	326,661	11,670,453
31 December 2017	1,121,003	11,442,084	329,414	12,892,501

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(11)	Fixed assets (Continued)

In the year of 2018, the Company and its subsidiaries made impairment provision of RMB58,652 thousand against these property, plant and equipment which will be redundant and replaced by new facilities (2017: RMB118,179 thousand).

As at 31 December 2018 and 31 December 2017, the Group had no pledged fixed assets.

In 2018, the depreciation expenses amounted to RMB1,552,934 thousand (2017: RMB1,576,851 thousand). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB1,465,586 thousand, RMB9,126 thousand, and RMB77,636 thousand respectively (2017: RMB1,490,164 thousand, RMB9,377 thousand, and RMB76,728 thousand respectively).

The amount of fixed assets transferred from construction in progress was RMB344,935 thousand (2017: RMB1,132,216 thousand).

(12)	Construction in progress

	31 December 2018			31 December 2017
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	1,593,576	(34,175)	1,559,401	1,011,293	(10,175)	1,001,118

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2017	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	31 December 2018	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
100,000 tons/year EVA production equipment	1,131,520	236,907	2,425	—	239,332	21.15%	20.00%	1,081	—	—	Equity funds and borrowings
2 #, 3 # aromatics joint unit energy saving renovation	954,240	29,940	—	—	29,940	3.14%	3.14%	—	—	—	Equity funds
Oil cleaning project	794,640	7,992	49,992	—	57,984	7.30%	10.00%	—	—	—	Equity funds
Shanghai petrochemical third circuit 220KV power supply line project	283,000	112,887	—	—	112,887	46.89%	46.89%	—	—	—	Equity funds
No. 3 and no. 4 fire emission reconstruction project for the thermal power section	98,820	29,994	55,000	—	84,994	86.08%	95.00%	610	610	3.63%	Equity funds and borrowings
2# delayed coking device is safe and environment-friendly sealed coke removal transportation and waste gas treatment	69,737	—	65,000	—	65,000	93.21%	95.00%	—	—	—	Equity funds
Light oil storage tank and trestle oil and gas recovery project of ministry of storage and transportation	66,000	20,988	32,000	—	52,988	80.64%	80.00%	—	—	—	Equity funds
Optimization and reconstruction project of high-sulfur torch system in the storage and transportation department	44,234	—	38,986	—	38,986	88.14%	90.00%	—	—	—	Equity funds
Adding CEMS monitoring project to the flue gas of the aromatics heating furnace	26,705	15,785	5,210	—	20,995	78.61%	95.00%	—	—	—	Equity funds
Shanghai petrochemical cogeneration unit standard emission renovation project	288,981	52,707	18,001	(53,368)	17,340	94.36%	94.36%	3,779	3,669	3.63%	Equity funds and borrowings

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (Continued)

Projects name	Budget	31 December 2017	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	31 December 2018	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
No. 2 alkene cracking furnace low nitrogen combustion renovation project	120,929	1,915	16,969	(14,456)	4,428	79.75%	79.75%	1,281	900	3.63%	Equity funds and borrowings
Storage and transportation department production and operation	—	48,902	67,679	(40,072)	76,509	—	—	—	—	—	Equity funds
Acrylic department production and operation	—	7,941	51,157	(4,446)	54,652	—	—	—	—	—	Equity funds
Equipment update of thermoelectric department	—	36,836	23,901	(10,652)	50,085	—	—	—	—	—	Equity funds
Oil refining equipment update	—	39,076	27,138	(20,637)	45,577	—	—	—	—	—	Equity funds
Refining operations	—	32,814	47,304	(35,334)	44,784	—	—	—	—	—	Equity funds
Production and operation of the company		22,063	36,286	(13,815)	44,534	—	—	—	—	—	Equity funds
Environmental protection water conservation and environmental protection	—	6,887	52,843	(20,681)	39,049	—	—	—	—	—	Equity funds
Ministry of heat and power energy saving and environmental protection	—	2,004	25,199	(11,029)	16,174	—	—	—	—	—	Equity funds
Storage and transportation department security management	—	27,368	5,753	(675)	32,446	—	—	—	—	—	Equity funds
Utility equipment updates	—	18,683	9,829	(1,277)	27,235	—	—	—	—	—	Equity funds
Information department upgrade development	—	20,642	6,196	—	26,838	—	—	—	—	—	Equity funds
Aromatic part energy saving and environmental protection	—	6,106	20,639	(1,151)	25,594	—	—	—	—	—	Equity funds
Olefin energy saving and environmental protection	—	—	20,635	(2,043)	18,592	—	—	—	—	—	Equity funds
Energy saving and environmental protection in oil refining department	—	7,672	25,151	(10,666)	22,157	—	—	—	—	—	Equity funds
Olefin production operations	—	8,751	24,415	(13,519)	19,647	—	—	—	—	—	Equity funds
Informatization project of the ministry of information	—	—	17,412	—	17,412	—	—	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (Continued)

Projects name	Budget	31 December 2017	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	31 December 2018	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Production and operation of public utilities	—	4,550	16,385	(5,036)	15,899	—	—	—	—	—	Equity funds
Polyester department purchase update	—	8,036	9,744	(2,855)	14,925	—	—	—	—	—	Equity funds
Acrylic department equipment update	—	10,639	12,542	(8,354)	14,827	—	—	—	—	—	Equity funds
The company’s security management	—	17,545	7,453	(10,968)	14,030	—	—	—	—	—	Equity funds
Update the plastic department	—	7,103	13,082	(6,537)	13,648	—	—	—	—	—	Equity funds
Storage and transportation department equipment update	—	9,337	6,245	(2,505)	13,077	—	—	—	—	—	Equity funds
Environmental water production and operation	—	6,351	8,802	(3,430)	11,723	—	—	—	—	—	Equity funds
Other miscellaneous items	—	152,872	107,845	(51,429)	209,288	—	—	—	—	—	Equity funds

		1,011,293	927,218	(344,935)	1,593,576

Less: provision for impairment		(10,175)	(24,000)	—	(34,175)

		1,001,118	903,218	(344,935)	1,559,401				5,179

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (Continued)

In 2018, the capitalized amount of the group’s borrowing expenses is 5,179 thousand yuan (in 2017:804 thousand yuan).

On December 31, 2018, the balance of the impairment provision for the group’s construction in progress is the impairment provision for the long-term suspended 50,000-ton/year ethanolamine project and the energy saving transformation of no. 2 and no. 3 aromatics combined plant with the amount of 34,175 thousand yuan (December 31, 2017:10,175 thousand yuan).

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2017	725,152	95,370	820,522
Purchase	—	3,008	3,008
Transfer to hold for sale	(24,331)	—	(24,331)

31 December 2018	700,821	98,378	799,199

Accumulated amortization
31 December 2017	350,980	71,881	422,861
Charge in current year	14,815	5,929	20,744

31 December 2018	365,795	77,810	443,605

Carrying amount
31 December 2018	335,026	20,568	355,594

31 December 2017	374,172	23,489	397,661

In 2018, amortization expenses of intangible assets amounted to RMB20,744 thousand (2017: RMB17,521 thousand).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(13)	Intangible assets (Continued)

(a)

In the year of 2018, Zhejiang Jinyong Acrylic co., LTD. (“Jinyong company”), a subsidiary of the group, signed an irrevocable transfer agreement with ningbo zhenhai district urban land reserve center, transferring the land use right and buildings to ningbo zhenhai district urban land reserve center at a transfer price of 344,275 thousand yuan. The transfer of relevant buildings has been completed in 2018, and the group has confirmed the net profit of 19,138 thousand yuan (note 4 (40)). The transfer of the land use rights, which have been divided for sale, is expected to be completed in 2019.

	31 December 2018
	Book value of hold for sale	Provision of hold for sale	Book value
Land use rights	24,331	—	24,331

(14)	Long-term prepaid expenses

	31 December 2017	Increase	Amortisation	31 December 2018
Catalysts	551,608	161,593	(219,960)	493,241
Leaseholding improvements	10,096	—	(1,109)	8,987
Others	810	—	(349)	461

	562,514	161,593	(221,418)	502,689
Less: within one year	(212,926)			—

	349,588			502,689

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	31 December 2018		31 December 2017
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory	158,427	39,606	98,031	24,507
Provision for impairment of fixed assets	844,266	211,066	801,775	200,444
Difference in depreciation	(582,838)	(145,709)	(461,980)	(115,495)
Provision for impairment of construction in progress	34,175	8,544	10,175	2,544
Share-based payments	—	—	15,263	3,816
Other deferred tax assets	37,673	9,417	34,310	8,578

	491,703	122,924	497,574	124,394

Including:
To be recovered within 12 months		50,049		37,053
To be recovered over 12 months		72,875		87,341

		122,924		124,394

(b)	Deferred tax liabilities before offsetting

	31 December 2018		31 December 2017
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(15,394)	(3,849)	(20,349)	(5,087)

Including:
To be recovered within 12 months		(1,238)		(1,513)
To be recovered over 12 months		(2,611)		(3,574)

		(3,849)		(5,087)

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities (Continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	31 December 2018	31 December 2017
Deductible temporary differences	29,969	535,946
Deductible losses	89,713	607,753

	119,682	1,143,699

In accordance with the accounting policy set out in note 2 (26), it is unlikely that some of the group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the relevant future deductible losses. Therefore, the group has not recognised deferred income tax assets for the cumulative deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2019 and 2023.

	31 December 2018	31 December 2017
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	55,049	40,114
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	34,664	33,126
Jinyong	—	319,282
Shanghai Golden Conti Petrochemical Company Limited (“Jindi”)	—	215,231

	89,713	607,753

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities (Continued)

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	31 December 2018	31 December 2017
2018	—	63,733
2019	6,132	70,723
2020	17,945	140,591
2021	12,880	89,376
2022	12,687	243,330
2023	40,069	—

	89,713	607,753

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2018		31 December 2017
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets -net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(3,849)	119,075	(5,087)	119,307
Deferred tax liabilities	3,849	—	5,087	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(16)	Provision for assets impairment

					Decrease
	31 December 2017	Change of policy	1 January 2018	Increase	Reverse	Sold	Written off	31 December 2018
Notes receivable and accounts receivable Provision (4(4))	37	—	37	17	—	—	—	54
Include: Single provision	—	—	—	—	—	—	—	—
Group provision	37	—	37	17	—	—	—	54
Provision for other receivable (4(5))	1,016	—	1,016	56	(34)	—	(894)	144

	1,053	—	1,053	73	(34)	—	(894)	198

Provision or inventory (4(7))	145,492	—	145,492	86,003	—	(25,685)	(47,581)	158,229
Provision for PPE (4(11))	1,288,367	—	1,288,367	58,652	—	—	(469,697)	877,322
Provision for CIP (4(12))	10,175	—	10,175	24,000	—	—	—	34,175

	1,444,034	—	1,444,034	168,655	—	(25,685)	(517,278)	1,069,726

	1,445,087	—	1,445,087	168,728	(34)	(25,685)	(518,172)	1,069,924

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(17)	Short-term borrowings

Classification of short-term borrowings

	Currency	31 December 2018	31 December 2017
Unsecured	RMB	65,600	606,157
– bank borrowings	USD	431,649	—

		497,249	606,157

As at 31 December 2018, the weighted average interest rate of short-term borrowings ranged from 3.34% to 4.70%per annum (31 December 2017: from 1.75%to 4.35% per annum).

As at 31 December 2018, there are no short-term borrowings which are due but have not been repaid(31 December 2017: Nil).

(18)	Notes payable and accounts payable

	31 December 2018	31 December 2017
Accounts payable (a)	7,394,383	5,573,281

(a)	Accounts payable

	31 December 2018	31 December 2017
Related parties (Note 7(6))	4,471,385	3,664,824
Third parties	2,922,998	1,908,457

	7,394,383	5,573,281

As at 31 December 2018 and 31 December 2017, there are no individually significant accounts payable aged over one year.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(19)	Advances from customers

	31 December 2018	31 December 2017
Related parties (Note 7(6))	—	6,408
Third parties	—	470,865

	—	477,273

As at 31 December 2018, there are no advances from customers that are individually significant aged over one year.

(20)	Contract liability

	31 December 2018	31 December 2017
Related party(7(6))	6,862	—
Third party	446,702	—

	453,564	—

As at 31 December 2018, there are no individually significant contract liability aged over one year.

As at January 1 2018, the balance of the group’s contractual liabilities is 477,273 thousand yuan (note iv (19)), of which 465,706 thousand yuan has been transferred to the main business income in this year.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(21)	Employee benefits payable

	31 December 2018	31 December 2017
Short-term employee benefits payable (a)	106,768	103,516
Defined contribution plans payable (b)	22,093	20,443

	128,861	123,959

(a)	Short-term employee benefits payable

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
Wages and salaries, bonuses, allowances and subsidies	—	1,814,991	(1,724,371)	90,620
Staff welfare	—	210,805	(210,805)	—
Social insurances	11,719	157,138	(156,858)	11,999
Including: Medical insurance	9,467	124,892	(124,117)	10,242
Work injury insurance	1,249	10,808	(11,377)	680
Maternity insurance	1,003	13,126	(13,052)	1,077
Supplementary medical insurance	—	8,312	(8,312)	—
Housing funds	—	151,217	(151,217)	—
Compensation for lay-off	86,628	34,450	(121,078)	—
Others	5,169	188,362	(189,382)	4,149

	103,516	2,556,963	(2,553,711)	106,768

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(21)	Employee benefits payable (Continued)

(b)	Defined contribution plans payable

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
Basic pensions	19,941	262,728	(261,115)	21,554
Unemployment insurance	502	6,573	(6,536)	539
Supplemental basic pensions	—	75,312	(75,312)	—

	20,443	344,613	(342,963)	22,093

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. In 2018, the Group’s contribution to the above two plans amounted to RMB262,728 thousand and RMB75,312 thousand respectively (2017: RMB247,693 thousand and RMB68,431 thousand, respectively).

(22)	Taxes payable

	31 December 2018	31 December 2017
Consumption tax payable	3,386,367	1,736,886
Enterprise income tax payable	507,119	563,786
Value added tax payable	300,016	634,745
City maintenance and construction tax payable	246,060	161,203
Individual income tax payable	160,554	115,660
Educational surcharge payable	28,913	33,867
Land use tax payable	1,768	27,412
Housing property tax payable	—	9,568
Others	11,895	6,909

	4,642,692	3,290,036

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(23)	Other payables

	31 December 2018	31 December 2017
Related parties (Note 7(6))	89,567	60,455
Third parties	663,253	765,017
Short-term loan interest	5,952	864
A ordinary share dividend	26,488	23,686

	785,260	850,022

(a)	As at 31 December 2018, there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	31 December 2018	31 December 2017
Equipment project	334,249	425,891
Accrued expenses	166,575	79,622
Payable to related parties (Note7(6))	89,567	60,455
Sales discount	32,648	32,646
A ordinary share dividend	26,488	23,686
Guaranty deposit	25,624	32,203
Deposits	12,227	16,352
Social insurance withholding	9,998	10,107
Others	87,884	169,060

	785,260	850,022

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(24)	Deferred income

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018	related to assets/ related to income
Government grants project(a)	145,679	5,200	(10,437)	140,442	related to assets

					Decrease
	31 December 2017	Changes in accounting policies	1 January 2018	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non- operating income	Deduct from non- operating expense	31 December 2018	Related to assets/ income
Investment subsidy for Chemical industry park	140,000	—	140,000	—	—	—	—	—	(10,000)	—	130,000	related to assets
Huang gu tang pipeline relocation subsidy	5,679	—	5,679	—	—	—	—	—	(437)	—	5,242	related to assets
Power units energy saving reconstruction subsidies	—	—	—	5,200	—	—	—	—	—	—	5,200	related to assets

	145,679	—	145,679	5,200	—	—	—	—	(10,437)	—	140,442

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(25)	Share capital

		Increase or decrease in current year
	31 December 2017	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2018
Non-restricted Shares – Domestic legal persons shares	7,319,177	9,637	—	—	—	9,637	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,814,177	9,637	—	—	—	9,637	10,823,814

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(25)	Share capital (Continued)

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(25)	Share capital (Continued)

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

Since the company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the company increased newly registered capital of RMB14,176,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium(Note (28)). As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On January 8, 2018, according to the resolution of the board of directors of the company, the second exercise period exercise plan of the company’s common a-share stock option incentive plan was adopted. On January 12, 2018, the new registered capital of the company is RMB9,637,000, which is fully paid in cash by 185 equity incentive objects who meet the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital is RMB27,465 thousand yuan, which is included in the company’s capital reserve — equity premium, and the confirmed capital reserve — employee equity option plan in the waiting period is RMB17,062 yuan, which is transferred to the capital reserve — equity premium (note 4 (25)).

According to the board resolution of the company on December 28, 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the company will not be exercised because the non-market exercise conditions are not met. As at December 31, 2018, the total share capital of the company was 10,823,813,500 shares.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(25)	Share capital (Continued)

		Increase or decrease in current year
	31 December 2016	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2017
Restricted Shares –
Domestic legal persons shares	—	—	—	—	—	—	—
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,305,000	14,177	—	—	—	14,177	7,319,177
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	14,177	—	—	—	14,177	10,814,177

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(26)	Capital surplus

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments(a)	30,066	—	(30,066)	—
Share premium (4(25))	62,319	44,527	—	106,846
Others	49,067	9,559	—	58,626

	586,307	54,086	(30,066)	610,327

	31 December 2016	Increase in current year	Decrease in current Year	31 December 2017
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments(a)	40,706	11,276	(21,916)	30,066
Share premium (4(25))	—	62,319	—	62,319
Others	49,067	—	—	49,067

	534,628	73,595	(21,916)	586,307

(a)	Summary

Pursuant to the resolution of the fifth meeting of the Eighth Session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(26)	Capital surplus (Continued)

(a)	Summary (Continued)

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

On the grant date, the agreed exercise price is RMB4.2 per share. During the waiting period, the right price of the bank will be adjusted according to the company’s dividend, capital reserve to increase the share capital, the distribution of stock dividends, stock split, rights issue or share reduction and other matters.

According to the resolution of the board of directors on December 28, 2018, the company will not exercise the third batch of stock options due to the non-market exercise conditions. The first and second tranches of stock options were exercised in September 2017 and January 2018 at rmb3.85 per share (note 4 (24)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(26)	Capital surplus (Continued)

(b)	Changes in number of share options in current year

Year 2018
Outstanding stock options issued in the beginning of the year	19,104,500
Number of share options exercised in current year(4(24))	(9,636,900)
Number of share options invalid in current year	(9,467,600)

Outstanding stock options issued in the end of the year	—

(c)	Fair value of share options as at grant date

The total fair value of share options has been valued by an external valuation expert using Black-Scholes valuation model. As at the grant date, the significant inputs into the model were as follows:

Exercise price (Renminbi:Yuan)	4.20
Maturity (years)	5.00
Spot share price (Renminbi:Yuan)	4.51
Expected volatility	41.20%
Dividend yield	1.00%
Risk-free interest rate	3.39%-3.67%

The total fair value of share options at the grant date was RMB65,412 thousand.

(d)	Effect of share-based payment transactions on the financial position and financial performance

2018
The total amount of equity incentive fees written off that year	(13,004)
Accumulated amount recognised for the Equity-settled share-based payment in capital surplus	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(27)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2018 Income Statement
	31 December 2017	After-tax attributable to the parent company	31 December 2018	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits/ (losses) of other comprehensive income	17,403	(7,014)	10,389	(7,014)	—	—	(7,014)	—

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2017 Income Statement
	31 December 2016	After-tax attributable to the parent company	31 December 2016	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits and losses of other comprehensive income	18,213	(810)	17,403	(810)	—	—	(810)	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(28)	Specific reserve

	31 December 2017	Accrued during the year	Utilised during the year	31 December 2018
Safety production costs	—	112,870	(55,735)	57,135

	31 December 2016	Accrued during the year	Utilised during the year	31 December 2017
Safety production costs	346	92,774	(93,120)	—

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(19)).

(29)	Surplus reserve

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
Statutory surplus reserve	5,626,269	509,546	—	6,135,815
Discretionary surplus reserve	101,355	—	—	101,355

	5,727,624	509,546	—	6,237,170

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(29)	Surplus reserve (Continued)

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017
Statutory surplus reserve	4,999,046	627,223	—	5,626,269
Discretionary surplus reserve	101,355	—	—	101,355

	5,100,401	627,223	—	5,727,624

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. Statutory surplus reserve amounted to RMB509,546 thousand was provided in current year (2017: RMB627,223 thousand).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (2017: Nil).

(30)	Undistributed profits

	2018	2017
Undistributed profits at the beginning of the year	11,110,795	8,296,460
Add: Net profit attributable to equity shareholders of the Company	5,277,186	6,141,558
Less: Appropriation to statutory reserve (Note4(29))	(509,546)	(627,223)
Less: Ordinary shares dividend payable(a)	(3,247,144)	(2,700,000)

Undistributed profits at the end of the year	12,631,291	11,110,795

(a)

Pursuant to the resolution of the shareholders’ meeting on 13 June 2018, a dividend in respect of the year ended 31 December 2017 of RMB0.3 per share, amounting to a total dividend of RMB3,237,144 thousand was declared (unaudited) (2017: RMB0.25 per share (including tax), amounting to a total dividend of RMB2,700,000 thousand (unaudited)).

Pursuant to the resolution of the shareholders’ meeting on 20 March 2019, the Company proposed cash dividend to all the shareholders, RMB0.25 per share (including tax), based on 10,823,813,500 shares outstanding, amounting to a total dividend of RMB2,705,953 thousand. The proposal remains to be approved.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(31)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	31 December 2018	31 December 2017
China Jinshan Associated Trading Corporation	80,089	78,904
Shanghai Jinchang Engineering Plastics Company Limited “Jinchang”*	42,300	43,834
Zhejiang Jinyong Acrylic Company limited “Jinyong”*	(6,011)	(6,011)
Shanghai Golden Phillips Petrochemical Company Limited “Jinfei”*	—	168,580

	116,378	285,307

(32)	Revenue and cost of sales

	2018	2017
Main operations revenue (a)	107,328,852	91,563,123
Other operating revenue	436,056	450,446

	107,764,908	92,013,569

	2018	2017

Main operations cost (a)	86,698,902	69,284,627
Other operating cost	330,673	372,350

	87,029,575	69,656,977

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(32)	Revenue and cost of sales (Continued)

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	2018		2017
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	2,225,594	2,520,678	2,061,765	2,249,150
Resins and plastics	10,730,277	8,875,478	10,473,020	8,106,474
Intermediate petrochemical products	12,403,080	9,327,686	10,353,618	7,075,890
Petroleum products	54,972,598	39,220,903	44,521,443	27,991,976
Trading of petrochemical products	26,560,354	26,392,366	23,713,035	23,531,983
All others	436,949	361,791	440,242	329,154

	107,328,852	86,698,902	91,563,123	69,284,627

(b)	Analysis of group revenue as follow:

	2018
	Synthetic fibres	Resins and plastics	Intermediate petrochemical products	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	436,949	107,328,852
- Recognized at a point	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	436,949	107,306,481
- Recognized during a period	—	—	—	—	22,371	—	22,371

Other business revenue	—	—	—	—	—	436,056	436,056

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	873,005	107,764,908

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(33)	Taxes and surcharges

	2018	2017	Tax base and rate
Consumption tax	10,503,275	10,904,793	According to relevant PRC tax regulations,
since 1 January 2009, the Group is required
to pay consumption tax based on the
Group’s sales of gasoline and diesel rate
			according to the applicable tax rate (Note 3)
City maintenance and construction tax	875,162	1,006,710	1% or 7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	578,270	733,763	5% or 4% of actual payments of consumption, business tax and VAT during the year
Land use tax	42,486	42,744	Applicable tax rate
Property tax	28,752	30,348	1.2% of taxable property value or 12% of rental expense
Stamp tax	30,299	25,527	Applicable tax rate
Others	17,180	203

	12,075,424	12,744,088

(34)	Selling and distribution expenses

	2018	2017
Transportation fee	233,272	242,788
Sales commission	139,954	116,616
Storage and logistics expenses	70,911	63,866
Staff costs	67,204	61,911
Others	25,573	25,018

	536,914	510,199

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(35)	General and administrative expenses

	2018	2017
Repair and maintenance expense	1,265,919	1,136,379
Staff costs	964,956	1,017,762
Depreciation and amortisation	95,342	95,018
Security and fire extinguishment expenses	48,981	31,047
Information system operation maintenance	48,567	37,154
Administrative expenses	1,534	35,103
Others	191,499	161,438

	2,616,798	2,513,901

(36)	R&D expense

	2018	2017
Equipment process and product technology research and development	30,214	31,498
System application development	1,224	3,729
Others	5,823	1,482

	37,261	36,709

(37)	Financial expenses – net

	2018	2017
Interest paid	84,425	55,188
Less: Capitalized borrowing costs	(5,179)	(804)

Interest expenses	79,246	54,384
Less: Interest income	(443,650)	(267,215)
Exchange losses net	58,773	(16,993)
Others	12,202	13,786

	(293,429)	(216,038)

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(38)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses in the income statements are listed as follows by nature:

	2018	2017
Changes in inventories of finished goods and work in progress	(277,403)	(58,784)
Consumed raw materials and low value consumables, etc.	56,601,977	42,075,094
Cost of trading products	26,392,366	23,531,983
Employee benefits	2,888,572	2,752,998
Depreciation and amortization expenses	1,809,623	1,836,139
Repair and maintenance expenses	1,265,919	1,136,379
Transportation expenses	304,183	306,654
External processing fee	185,164	193,757
Agency commission	139,954	116,616
Rental fee	96,520	79,438
Environmental protection	51,704	167,226
Safety	48,981	31,047
Property insurance premium	41,539	32,053
R&D expense	37,261	36,709
Audit fee	7,800	7,800
Administrative expenses	1,534	35,103
Others	624,854	437,574

	90,220,548	72,717,786

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(39)	Fair value change income/loss

	2018	2017
Structured deposit income	19,811	—
Foreign exchange option	8,830	—
Forward foreign exchange contract	4,706	(1,516)

	33,347	(1,516)

The group does not have significant restrictions on repatriation of investment proceeds.

(40)	Investment income

	2018	2017
Investment income accounted for using the equity method	875,597	1,233,693
Investment income accounted for disposal of long-term equity investments (Appendix 5)	1,622	10,339
Other	994	1,164

	878,213	1,245,196

The group does not have significant restrictions on repatriation of investment proceeds.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(41)	Asset disposal gain / loss

			Recognized as
			non-recurring
			profit or loss
	2018	2017	in current year
Gains on disposal of fixed assets (a)	206,259	6,010	206,259
Loss on scrap of fixed assets	(33,751)	(19,027)	(33,751)

	172,508	(13,017)	172,508

(a)	Jinyong company, a subsidiary of the group, disposed of some of its houses and buildings in 2018 with a profit of RMB197,138.

(42)	Credit impairment loss

	2018	2017
Notes receivable and Accounts receivable provision loss	17	—
Other receivable provision loss	22	—

	39	—

(43)	Non-operating income

	2018	2017	Related to asset/ related to income
Scientific research expenditures subsidy	53,532	23,794	related to income
Tax refunds	24,009	24,383	related to income
Energy saving and environmental protection	216	5,588	related to income
Others	11,278	9,355	related to income

	89,035	63,120

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(44)	Assets Impairment loss

	2018	2017
Provision for decline in value of inventories	86,003	60,461
Provision for impairment of fixed assets	58,652	118,179
Provision for construction in progress	24,000	—
Provision for bad debt provision/(back)	—	66

	168,655	178,706

(45)	Non-operating income

	2018	2017	Recognized as extraordinary profit and loss in current year
Government grants (a)	37,294	12,583	37,294
Others	10,287	2,153	10,287

	47,581	14,736	47,581

(a)	Government grants mainly include:

	2018	2017
Amortization of deferred income (Note4(23))	10,437	10,437
Others	26,857	2,146

	37,294	12,583

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(46)	Non-operating expenses

	2018	2017	Recognized as extraordinary profit and loss in current year
Allowances	52,198	38,671	52,198
Others	13,181	7,641	13,181

	65,379	46,312	65,379

(47)	Income tax expenses

	2018	2017
Current tax expense for the year based on tax law and regulations	1,471,671	1,714,955
Movement of deferred tax	232	(16,216)

	1,471,903	1,698,739

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	2018	2017
Total profit	6,748,976	7,851,234
Income tax expenses calculated at applicable tax rates	1,687,245	1,962,809
Tax effect of share of profit of investments accounted for using the equity method	(218,024)	(307,547)
Other non-taxable profit	(16,767)	(8,230)
Tax effect of non-deductible expenses	34,407	7,181
Under provision for income tax expense in respect of preceding years	12,678	(15,121)
Utilisation of previously unrecognized tax losses	(37,653)	(1,185)
Tax losses for which no deferred income tax asset was recognized in the year	10,017	60,832

Income tax expenses	1,471,903	1,698,739

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(48)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	2018	2017
Consolidated net profit attributable to ordinary shareholders of the Company	5,277,186	6,141,558
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,497	10,803,690
Basic earnings per share	0.488	0.568

(b)	Diluted earnings per share

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

	2018	2017
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	5,277,186	6,141,558
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,497	10,803,690
Adjustment for share option incentive (thousands) (i)	—	6,179
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,497	10,809,869
Diluted earnings per share	0.488	0.568

(i)

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for year ended 31 December 2017) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(49)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	2018	2017
Subsidy income	64,765	65,266
Others	10,316	6,890

	75,081	72,156

(b)	Cash paid relating to other operating activities

	2018	2017
Administrative expenses	139,954	116,616
Storage and logistics expenses	70,911	63,866
Information system operation and maintenance expenses	48,567	37,154
Research and development costs	36,675	36,709
Administrative expenses	1,534	35,103
Security and fire extinguishment expenses	48,981	31,047
Others	95,217	90,472

	441,839	410,967

(c)	Cash received relation to other investment activities

	2018	2017
Six-month deposit receipts	4,000,000	500,000
Interest income	417,430	226,982
Derivative financial instrument investment income	16,540	—

	4,433,970	726,982

(d)	Cash paid relation to other investment activities

	2018	2017
Six-month deposit payment	3,500,000	2,500,000
Structure deposit payment	2,700,000	—

	6,200,000	2,500,000

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(50)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net profit to cash flows from operating activities

	2018	2017
Net profit	5,277,073	6,152,495
Add: Provisions for assets impairment	168,655	178,706
Depreciation of investment properties	39	—
Depreciation of fixed assets	14,527	13,652
Amortisation of intangible assets	1,552,934	1,576,851
Amortisation of long-term prepaid expenses	20,744	17,521
Fixed assets disposal subsidy	221,418	228,115
Losses on disposal of fixed assets	(172,508)	13,017
Loss arising from changes in fair value	(33,347)	1,516
Financial expenses-net	(390,042)	(242,866)
Investment income	(878,213)	(1,245,196)
Increase in deferred tax assets	232	(16,216)
Decrease in deferred income	(10,437)	(10,437)
Increase in inventories	(1,609,280)	(498,586)
Increase in operating receivables	(780,222)	(795,317)
Increase in operating payables	3,269,395	1,694,297
Offsetted accounts receivable in the offset agreements	1,420,446	—
Offsetted accounts payable in the offset agreements	(1,420,446)
Decrease in specific reserve	57,135	346
Share-based payments expense	(13,004)	11,276

Net cash flows generated from operating activities	6,695,099	7,078,482

Major operational and investment activities that do not involve cash receipts and payments

	2018	2017
Inventory purchases paid with bank acceptance	1,512,238	1,392,765
Payment by bank acceptance bill of long-term assets procurement	50,110	—

	1,562,348	1,392,765

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(50)	Supplementary materials to consolidated cash flow statement (Continued)

(a)	Reconciliation from net profit to cash flows from operating activities (Continued)

Movement of cash and cash equivalent

	2018	2017
Year end balance of cash and cash equivalent	8,741,893	7,504,266
Less: beginning balance of cash and cash equivalent	(7,504,266)	(5,440,623)

Movement of cash and cash equivalent	1,237,627	2,063,643

(b)	Cash and cash equivalents

	31 December 2018	31 December 2017
Cash
Including: Cash on hand	7	11
Bank deposits available on demand	8,741,883	7,504,202
Other monetary fund available on demand	3	53

Cash and cash equivalents at the end of the year	8,741,893	7,504,266

(51)	Foreign monetary items

	31 December 2018
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand–USD	51,278	6.8632	351,931
Accounts receivable–USD	142,375	6.8632	977,148
Accounts payable–USD	250,062	6.8632	1,716,226
Other payables–USD	33	6.8632	226
Short-term loan–USD	62,893	6.8632	431,649

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business	Place of	Principal	Percentage of equity		Way of
	area	registry	activities	directly held	indirectly	acquisition
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao Company	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	60.00%	Establish
Jinyong	Zhejiang Ningbo	Zhejiang Ningbo	Manufacturing	75.00%	—	Investment
Jinmao	Shanghai	Shanghai	Trading	—	67.33%	Establish
International

(b)	As at 31 December 2018 and 31 December 2017, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(31)).

(c)	In the year of 2018, the group’s former subsidiary Jindi was merged by Toufa. As at December 31 2018, the former subsidiary Jindi has completed the cancellation of their business and tax registration.

(d)

In July 2018, the subsidiary Toufa has concluded the equity transfer agreement which confirmed transfer 40% stock of Jinfei with the cost of RMB152,800 thousand with Phillips Petroleum International Investment Co., Ltd. After this transaction which has been completed in September 2018, Jinfei became a wholly-owned subsidiary of Toufa with its 100% stock held by the latter.

(e)

In March 2018, Toufa sold the 50% equity of its former subsidiary Jianyanjiance with the transfer price of RMB9,600 thousand and RMB1,622 investment income (note 4 (40)). After the transformation, Jianyanjiance becomes a joint venture of Toufa.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place of main	Place of		Whether it is strategic to	% of ownership interest
	business	registry	Principal activities	group activities	Directly	Indirectly
Joint ventures –
BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Inspection and Testing company	Shanghai	Shanghai	Inspect and test chemical equipment	Yes	50.00%	50.00%
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(b)	Summarised financial information for major joint ventures

	At 31 December 2018			At 31 December 2017
		Inspection
		and testing
	BOC	company	Yangu Gas	BOC	Jinpu	Yangu Gas
Current Assets	205,959	19,527	56,579	148,044	—	52,253
Including: Cash and cash equivalents	137,505	8,086	42,415	81,288	—	37,541
Non-current Assets	198,555	2,357	44,589	241,323	—	53,556
Total Assets	404,514	21,884	101,168	389,367	—	105,809
Total liabilities	(41,962)	(4,607)	(3,745)	(40,291)	—	(5,868)
Net Assets(ii)	362,552	17,277	97,423	349,076	—	99,941
Net assets calculated by proportion of shareholding (i)	181,276	8,638	48,713	174,538	—	49,972
Adjustment – unrealized downstream transactions	(8,759)	—	—	(12,261)	—	—
Book value of joint ventures	172,517	8,638	48,713	162,277	—	49,972

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(b)	Summarised financial information for major joint ventures (Continued)

	2018			2017
		Inspection
		and testing
	BOC	company	Yangu Gas	Jinpu	Yangu Gas	BOC
Revenue	423,160	21,542	58,679	410,254	13,848	59,883
Financial (expense)/income	(1,114)	(27)	(352)	(287)	(533)	(352)
Income tax	27,799	450	—	(26,803)	—	—
Net profit/(loss)	86,476	1,382	(2,518)	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/(loss)	86,476	1,382	(2,518)	81,269	(6,605)	(1,172)
Dividends declared by joint venture	36,500	32	—	22,000	—	—

(i)

The group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	The group disposed Jinpu in 2017, and acquired investment income up to RMB10,339 thousand (Note (40)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(c)	Summarised financial information for major associates

	As at 31 December 2018				As at 31 December 2017
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Current Assets	9,537,354	3,785,819	100,065	189,514	11,601,793	3,615,350	105,178	168,675
Including: Cash and cash equivalents	6,817,297	2,169,119	37,171	110,718	7,205,477	1,976,907	53,206	74,546
Non-current Assets	5,517,999	3,559,033	68,128	2,586	5,842,119	3,464,023	73,623	2,829
Total Assets	15,055,353	7,344,852	168,193	192,100	17,443,912	7,079,373	178,801	171,504
Current Liabilities	(2,232,583)	(1,433,001)	(14,855)	(68,106)	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current liabilities	—	(514,254)	—	—	—	(690,497)	—	—
Total liabilities	(2,232,583)	(1,947,255)	(14,855)	(68,106)	(4,173,984)	(2,049,108)	(12,618)	(51,729)
Net Assets	12,822,770	5,397,597	153,338	123,994	13,269,928	5,030,265	166,183	119,775
Net assets calculated by proportion of shareholding (i)	2,564,556	2,065,122	61,335	49,598	2,653,987	1,924,580	66,473	47,910
Adjustment-internal unrealized transaction offset	(9,512)	—	—	—	(9,512)	—	—	—
Adjustment (ii)	—	(348,346)	—	—	—	(348,346)	—	—
Book value of associates	2,555,044	1,716,776	61,335	49,598	2,644,475	1,576,234	66,473	47,910

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(c)	Summarised financial information for major associates (Continued)

	2018				2017
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Revenue	26,319,957	1,880,004	208,901	255,554	29,186,371	2,664,866	193,007	234,852
Net profit/(loss)	3,228,682	446,667	(12,845)	30,119	5,179,254	382,240	(17,069)	26,182
Other comprehensive income	—	(18,331)	—	—	—	(2,116)	—	—
Total comprehensive income	3,228,682	428,336	(12,845)	30,119	5,179,254	380,124	(17,069)	26,182
Dividends declared by associates	735,167	23,339	—	10,360	421,120	20,278	—	6,800

(i)

The group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(d)	Summarised financial information for immaterial associates

	2018	2017
Total net book value of long-term investment as at 31 December	44,512	44,703
Total amount calculated by proportion of shareholding
Net profit (i)	5,884	5,933
Other comprehensive income (i)	—	—

Total comprehensive income	5,884	5,933

(i)

Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemical products, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemical products, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)

The intermediate petrochemical products segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemical products produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemical products as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (Continued)

(a)	Segment information as at and for the year ended 31 December 2018 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemical products	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	873,005	—	—	107,764,908
Inter-segment revenue	—	138,481	13,923,959	11,037,010	1,090,056	691,852	—	(26,881,358)	—
Cost of sales	(2,520,678)	(8,875,478)	(9,327,686)	(39,220,903)	(26,392,366)	(692,464)	—	—	(87,029,575)
Interest income	—	—	—	—	—	—	443,650	—	443,650
Interest expenses	—	—	—	—	—	—	(79,246)	—	(79,246)
Investment income from associates and joint ventures	—	—	—	—	—	—	878,213	—	878,213
Asset impairment losses	(83,913)	(19,219)	(43,314)	(22,209)	—	—	—	—	(168,655)
Loss arising from changes in fair value	—	—	—	—	—	—	33,347	—	33,347
Depreciation and amortisation	(70,434)	(139,447)	(575,025)	(862,663)	(111)	(161,943)	—	—	(1,809,623)
Total (loss)/profit	(577,073)	892,890	1,926,199	2,871,380	85,089	115,292	1,435,199	—	6,748,976
Income tax expenses	—	—	—	—	—	—	(1,471,903)	—	(1,471,903)
Net (loss)/profit	(577,073)	892,890	1,926,199	2,871,380	85,089	115,292	(36,704)	—	5,277,073
Total assets	1,127,357	1,924,863	4,188,441	15,567,265	1,807,433	2,067,698	17,856,905	—	44,539,962
Total liabilities	427,005	1,404,499	1,767,232	7,813,383	1,912,931	79,713	648,695	—	14,053,458
Investment in associates and joint ventures	—	—	—	—	—	—	4,657,133	—	4,657,133
Non-current assets increase (i)	117,495	82,804	213,240	662,639	—	100,149	—	—	1,176,327

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (Continued)

(b)	Segment information as at and for the year ended 31 December 2017 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemical products	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	890,688	—	—	92,013,569
Inter-segment revenue	—	123,824	12,949,321	8,737,935	1,240,250	525,443	—	(23,576,773)	—
Cost of sales	(2,249,150)	(8,106,474)	(7,075,890)	(27,991,976)	(23,531,983)	(701,504)	—	—	(69,656,977)
Interest income	—	—	—	—	—	—	267,215	—	267,215
Interest expenses	—	—	—	—	—	—	(54,384)	—	(54,384)
Investment income from associates and joint ventures	—	—	—	—	—	—	1,245,196	—	1,245,196
Asset impairment losses	(87,394)	(5,186)	(54,697)	(12,443)	—	(18,986)	—	—	(178,706)
Loss arising from changes in fair value	—	—	—	—	(1,516)	—	—	—	(1,516)
Depreciation and amortisation	(81,664)	(163,618)	(538,435)	(922,674)	(171)	(129,577)	—	—	(1,836,139)
Total (loss)/profit	(477,273)	1,355,908	2,206,127	3,120,366	60,583	105,761	1,479,762	—	7,851,234
Income tax expenses	—	—	—	—	—	—	(1,698,739)	—	(1,698,739)
Net (loss)/profit	(477,273)	1,355,908	2,206,127	3,120,366	60,583	105,761	(218,977)	—	6,152,495
Total assets	1,116,288	2,184,706	5,133,817	13,792,913	1,229,927	1,883,275	14,268,610	—	39,609,536
Total liabilities	461,706	1,209,940	1,330,601	5,718,117	1,516,140	79,584	751,835	—	11,067,923
Investment in associates and joint ventures	—	—	—	—	—	—	4,592,044	—	4,592,044
Non-current assets increase (i)	125,999	134,308	501,175	970,462	—	20,005	—	—	1,751,949

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In 2018, revenue from the same customer accounted for 39% of total Group revenue (2017: 43%). The revenue from the customer derived from the following segments: petroleum products and other segment.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(1)	Information on the parent company (Continued)

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	31 December 2018		31 December 2017
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.49%	50.49%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/country	Place of		Whether it is strategic for	% of ownership interest
	of incorporation	registry	Business nature	group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
Petro-CyberWorks Information Technology Co., Ltd.	Subsidiary of the immediate parent company
China International United Petroleum & Chemicals Co., Ltd.	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec fuel oil sales co. LTD	Subsidiary of the immediate parent company
China petrochemical catalyst co. LTD	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong) Company Limited	Subsidiary of the immediate parent company
Sinopec (Europe) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Shanghai Gaoqiao Petrochemical Company Limited.	Subsidiary of the immediate parent company
Shanghai Lide Catalyst Co., Ltd.	Subsidiary of the immediate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Subsidiary of the immediate parent company
SINOPEC LUBRICANT CO. LTD.	Subsidiary of the immediate parent company
China Sinopec Pipeline Storage and Transportation Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Great Wall energy chemical (Guizhou) co. LTD	Subsidiary of the immediate parent company
YPC-GPRO (NANJING) RUBBER CO., LTD.	Subsidiary of the immediate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Fushun Huanke Petrol-Chemical Industry Research & Development Co., Ltd.	Subsidiary of the immediate parent company
Zhenhai Lianhua Donghai Hotel	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the immediate parent company
Maoming petrochemical nanhai fine chemical co. LTD	Subsidiary of the immediate parent company
Sinopec (USA) co. LTD	Subsidiary of the immediate parent company
Sinopec international business (Australia) co. LTD	Subsidiary of the immediate parent company
Shihwa (Japan) co. LTD	Subsidiary of the immediate parent company
Sinopec international business (Russia) co. LTD	Subsidiary of the immediate parent company
Zhanjiang New Zhongmei Chemical Industries Co., Ltd.	Subsidiary of the immediate parent company
Straits petrochemical products trading center co. LTD	Subsidiary of the immediate parent company
Shihua European commerce co. LTD	Subsidiary of the immediate parent company

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(4)	Information on other related parties (Continued)

Names of other related parties	Relationship with the Company
United petrochemical America LTD	Subsidiary of the immediate parent company
BASF-YPC.Co.,Ltd.	Joint venture of the immediate parent company
Zhejiang ba ling constant from caprolactam co., LTD	Joint venture of the immediate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering & Construction Inc.	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company	Subsidiary of the ultimate parent company
Petroleum chemical industry management cadre institute	Subsidiary of the ultimate parent company
Petrochemical engineering quality supervision general station	Subsidiary of the ultimate parent company
Jiangsu jinling aopter polymer material co. LTD	Subsidiary of the ultimate parent company
National petrochemical project risk assessment technology center	Subsidiary of the ultimate parent company
Beijing Shengli Restaurant Co., Ltd.	Subsidiary of the ultimate parent company
Beijing Petroleum Chemical Engineering Consulting Company	Subsidiary of the ultimate parent company
Luoyang Petrochemical Engineering Corporation/Sinopec	Subsidiary of the ultimate parent company
China Petrochemical Corp.Engineering Ration Management Station	Subsidiary of the ultimate parent company
Sinopec engineering quality monitoring co. LTD	Subsidiary of the ultimate parent company
Sinopec asset management co. LTD	Subsidiary of the ultimate parent company
China Sinopec Shengli Petroleum Administration Bureau	Subsidiary of the ultimate parent company
Beijing Yanshan Petrol-Chemical Industry Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec group Shared services co. LTD	Subsidiary of the ultimate parent company
Sinopec Group Zhongyuan Oil Prospecting Bureau	Subsidiary of the ultimate parent company
Sinopec newspaper	Subsidiary of the ultimate parent company
China petrochemical press co. LTD	Subsidiary of the ultimate parent company
China Petrochemical Consulting Company	Subsidiary of the ultimate parent company

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Major related party transactions

Most of the transactions undertaken by the Group during the year ended 31 December 2016 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note4(9), Note4(26), Note4(30), Note4(40), other major related transactions between the Group and its related parties are as follows:

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Major related party transactions (Continued)

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

The Group

			2018		2017
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	53,172,457	74.80%	39,807,891	61.78%
Sinopec Group and its subsidiaries	Purchases	Trade	2,253,446	3.17%	378,111	0.59%
Associates of the Company	Purchases	Trade	3,598,746	5.06%	3,660,234	5.68%
Joint ventures of the Company	Purchases	Trade	383,983	0.54%	374,214	0.58%
Key management personnel	Short-term	Compensation	7,561	0.42%	5,926	0.39%
	employee	for services
	benefits
Key management personnel	Retirement	Compensation	159	0.01%	143	0.03%
	scheme	for services
	contributions
Key management personnel	Share-based	Compensation	—	0.00%	505	0.03%
	payments	for services

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Major related party transactions (Continued)

(a)	Purchases and sales of goods, rendering and receiving services (Continued)

Sales of goods, rendering services:

The Group

			2018		2017
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	56,322,097	52.26%	46,701,637	50.76%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	11,486	0.01%	10,531	0.01%
Associates of the Company	Sales/Service income	Trade	3,896,689	3.62%	2,794,701	3.04%
Joint ventures of the Company	Sales	Trade	219,496	0.20%	248,988	0.27%

(b)	Related party funding

In the year of 2018, the group borrowed 50,000 yuan from sinopec finance co., LTD. (year of 2017: none).

In the year of 2018, the group repaid 50,000 yuan to sinopec finance co., LTD. (year of 2017: none).

(c)	Other related transactions

The Group

	Transaction Type	2018	2017
Sinopec Group and its subsidiaries	Insurance premiums	121,329	126,405
Sinopec Group and its subsidiaries	Rental cost	59,160	53,960
Sinopec Finance Company Limited	Interests received and receivable	610	5,147
Sinopec Finance Company Limited	Interests paid and payable	1,326	—
Sinopec Group and its subsidiaries	Construction and installation cost	109,146	172,404
Sinopec Chemical Commercial Holding Company Limited	Sales commission	139,838	116,616
Sinopec Corp. and its subsidiaries	Rental income	29,551	28,368

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		31 December 2018	31 December 2017
Cash at bank and on hand	Sinopec Group and its subsidiaries	22,082	29,128

Accounts receivable and notes receivable	Sinopec Corp., its subsidiaries and joint ventures	2,074,344	1,769,099
	Associates of the Group	121,847	160,255
	Joint ventures of the Group	19,176	19,363
	Sinopec Group and its subsidiaries	457	763

		2,215,824	1,949,480

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	1,859	1,820
	Associates of the Group	1,145	1,835
	Joint ventures of the Group	179	335

		3,183	3,990

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	67,242	21,938

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(6)	Receivables from and payables to related parties (Continued)

Payables to related parties:

The Group

		31 December 2018	31 December 2017
Accounts payable and notes payable	Sinopec Corp., its subsidiaries and joint ventures	4,180,882	3,234,204
	Associates of the Group	223,204	378,632
	Joint ventures of the Group	56,857	39,316
	Sinopec Group and its subsidiaries	10,442	12,672

		4,471,385	3,664,824

Other payables	Sinopec Corp., its subsidiaries and joint ventures	51,826	11,125
	Sinopec Group and its subsidiaries	34,566	49,027
	Joint ventures of the Group	3,025	—
	Associates of the Group	150	303

		89,567	60,455

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	—	5,000
	Associates of the Group	—	1,373
	Sinopec Group and its subsidiaries	—	29
	Joint ventures of the Group	—	6

		—	6,408

Contract liability	Sinopec Corp., its subsidiaries and joint ventures	6,255	—
	Associates of the Group	481	—
	Sinopec Group and its subsidiaries	126	—

		6,862	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(a)	Construction and installation cost:

	31 December 2018	31 December 2017
Sinopec Group and its subsidiaries	16,011	29,528

(b)	Investment commitments with related parties

	31 December 2018	31 December 2017
Capital contribution to Shanghai Secco	111,263	111,263

The company held the 18th meeting of the seventh board of directors on December 5, 2013, and reviewed and approved the capital increase of us $30,017,124 (about RMB182,804 thousand) for Shanghai secco based on the equity ratio of the affiliated company held by the company. The company will make capital contribution to Shanghai secco in equal amounts in stages.

On December 31, 2018 and December 31, 2017, the company has completed the first phase of its investment in Shanghai secco, totaling 71,541 thousand yuan. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on October 19, 2015, the remaining capital contribution of the company and other shareholders of Shanghai secco can be paid within the term of the joint venture of Shanghai secco.

On December 31, 2018 and December 31, 2017, in addition to the above matters, the group and the company have no other major signed commitments related to related parties that have not been listed in the financial reports.

(c)	Operating lease commitments

	31 December 2018	31 December 2015
Within a year	73,190	59,160

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	31 December 2018	31 December 2017
Purchase of fixed assets contracted but not provided for	69,210	230,997

(2)	Operating lease commitments

According to the irrevocable operating lease contracts that have been signed, the group should pay the future minimum rent payment summarized as follows:

	31 December 2018	31 December 2017
Within a year	81,188	61,215
One to two years	738	1,583
Two to three years	746	404
More than three years	2,074	2,819

	84,746	66,021

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the group may sign forward foreign exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at December 31, 2018 and December 31, 2017, the group has not signed any currency swaps. As at December 31, 2018, the company held 2 unexpired foreign exchange contracts which have the same value of RMB438.836 thousand. Jinmao, a subsidiary, held 10 unexpired foreign exchange contracts which have the same value of RMB132,640 (December 31, 2017: the subsidiary Jinmao held 5 unexpired foreign exchange contracts which have the same value of RMB313.229 thousand).

As at December 31 2018 and December 31, 2017, the amount of foreign currency financial assets and foreign currency financial liabilities held by the group converted into RMB is listed as follows:

`	31 December 2018
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	351,931	—	351,931
Accounts receivable and notes receivable	977,148	—	977,148

	1,329,079	—	1,329,079

Financial liabilities in foreign currencies–
Short term loan	431,649	—	431,649
Accounts payable	1,716,226	—	1,716,226
Other payables	226	—	226

	2,148,101	—	2,148,101

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(1)	Market risk (Continued)

(a)	Foreign exchange risk (Continued)

	31 December 2017
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	247,548	—	247,548
Accounts receivable	282,761	—	282,761

	530,309	—	530,309

Financial liabilities in foreign currencies–
Accounts payable	1,199,614	—	1,199,614
Other payables	52	—	52

	1,199,666	—	1,199,666

As at December 31 2018, if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the group’s net profit for the year would have been 30,713 thousand increased/decreased (December 31 2017, 25,101 thousand yuan).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(1)	Market risk (Continued)

(b)	Interest rate risk

The interest rate risk of the group is mainly generated by short-term borrowing. Financial liabilities with floating interest rate make the group face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the group face interest rate risk of fair value. The group determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at December 31 2018, the total amount of the floating rate contract in the group’s borrowing is 497,249,000 yuan (December 31, 2017:606,157 thousand yuan).

The financial department of the group headquarters continuously monitors the interest rate level of the group. Higher interest rates would increase the cost of the new interest-bearing debt and the group has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our group’s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the group in 2018 and 2017.

As at 31 December 2018, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the group’s net profit would have decreased/increased by approximately 1,865 thousand yuan (31 December 2017, 2,273 thousand yuan).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at December 31 2018, the group has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at December 31 2018, the group had facilities up to RMB18,716,320 thousand to issue letters of credit, of which RMB16,916,535 thousand was unutilised.

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2018
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	501,435	—	—	—	501,435
Derivative financial liability	4,001	—	—	—	4,001
Accounts payable and notes payable	7,394,383	—	—	—	7,394,383
Other payables	785,260	—	—	—	785,260

	8,685,079	—	—	—	8,685,079

	31 December 2017
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	606,157	—	—	—	606,157
Derivative financial liability	1,516	—	—	—	1,516
Accounts payable and notes payable	5,573,281	—	—	—	5,573,281
Other payables	864,756	—	—	—	864,756

	7,045,710	—	—	—	7,045,710

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 31 December 2018, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets – Structured deposit	—	—	2,719,811	2,719,811
Financial assets at fair value through other comprehensive income – Notes receivable and accounts receivable	—	1,672,431	—	1,672,431
Derivative financial asset – Foreign exchange option contract	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial liabilities
Derivative financial liability – Foreign exchange option contracts	—	3,537	—	3,537

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation (Continued)

(1)	Financial assets measured at fair value (Continued)

As at December 31 2017, the assets and liabilities continuously measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial Liability
Derivative financial liability – Forward foreign exchange contracts	—	1,516	—	1,516

In the year of 2018, there is no transition between levels of the group (2017: none).

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables and other receivables, current portion of entrust lendings, short-term borrowings, trade and other payables, notes payable.

As at December 31 2018 and December 31 2018, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

11	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as‘shareholder’s equity’ and‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2018.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement

(1)	Trading financial asset

	31 December 2018	31 December 2017
Structured deposit	2,519,100	—

At as December 31, 2018, the trading financial asset is structured deposit. The contract agreed to guarantee the principal and the yield was linked to 3-month Libor.

(2)	Notes receivable and accounts receivable

	31 December 2018	31 December 2017
Notes receivable (a)	714,599	815,227
Accounts receivable (b)	2,053,409	1,757,945

	2,768,008	2,573,172

(a)	Notes receivable

	31 December 2018	31 December 2017
Bank acceptance notes	714,599	815,227

(i)	As at 31 December 2018, the Group had no pledged bank acceptance notes to issue letters of credit(31 December 2017: Nil).

(ii)	As at 31 December 2018, the company considers that there is no significant risk in bank acceptance notes, and will not suffer significant loss due to violation of banks.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(2)	Notes receivable and accounts receivable (Continued)

(a)	Notes receivable (Continued)

(iii)	As at 31 December 2018, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	600,355	—

Due to the requirement of cash management, the group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, on December 31, 2018, the group classified RMB789.103 million notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable.

(b)	Accounts receivable

	31 December 2018	31 December 2017
Amounts due from related parties	2,051,539	1,754,962
Amounts due from third parties	1,924	3,020

	2,053,463	1,757,982
Less: provision for bad debts	(54)	(37)

	2,053,409	1,757,945

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(2)	Notes receivable and accounts receivable (Continued)

(b)	Accounts receivable (Continued)

(i)	The ageing of accounts receivable is analysed as follows:

	31 December 2018	31 December 2017
Within one year	2,053,369	1,757,899
Over one year but within two years	42	54
Over two years but within three years	27	21
Over three years	25	8

	2,053,463	1,757,982

(ii)	As at December 31 2018, the top five receivables collected by the arrears are summarized and analyzed as follows:

	Amount	Provision	Percent of total amount
The total amount of accounts receivable in the top five accounts	2,009,800	—	98%

(iii)	In the year of 2018, the company has no accounts receivable that are terminated due to the transfer of financial assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(2)	Notes receivable and accounts receivable (Continued)

(c)	Provision

	31 December 2018	31 December 2017
Provision of Accounts receivable	54	37

For notes receivable and accounts receivable, whether or not there is significant financing component, the group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at December 31 2018, the group has no notes receivable and accounts receivable of single provision for bad debts.

(ii)	As at December 31 2018, the group has no pledged accounts receivable (December 31, 2017: none).

(iii)

In the year of 2018, the group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (2017: none).

(d)	Significant unwritten accounts receivable of the group for the year 2018 (2017: none).

(3)	Other receivables

	31 December 2018	31 December 2017
Amounts due from related parties (Note7(6))	860,974	929,035
Amounts due from third parties	14,025	4,271
Amounts due from bank deposit interest	79,114	51,115

	954,113	984,421
Less: provision for bad debts	(857,931)	(857,875)

	96,182	126,546

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(3)	Other receivables (Continued)

(a)	Provision movement

	First Stage					Third Stage		Total
						Expected credit loss
	Expected credit loss		Expected credit loss			over the duration
	in the next 12 months		in the next 12 months			(credit impairment has
	(Combined)		(Single)		Total	occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2017	126,630	(84)	—	—	(84)	857,791	(857,791)	(857,875)
Change of accounting policy	—	—	—	—	—	—	—	—
1 January 2018	126,630	(84)	—	—	(84)	857,791	(857,791)	(857,875)
Add	—	(56)	—	—	(56)	—	—	(56)

31 December 2018	96,322	(140)	—	—	(140)	857,791	(857,791)	(857,931)

As at December 31 2018, the analysis of bad debt provision of other receivables in the third stage are as follows:

	Book value	Expected credit loss rate over the duration	Provision
Company charge Jinyong	857,791	100%	857,791

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(3)	Other receivables (Continued)

(a)	Provision movement (Continued)

As at December 31 2018, the analysis of bad debt provision of other receivables in the third stage are as follows: (Continued)

As at December 31 2018, the company’s receivable from Jinyong company, a subsidiary within the scope of merger, is RMB857,791. Jinyong company began to stop production in August 2008 and continues to stop production at present. The company believes that this other receivables are difficult to recover, so the full provision for bad debt.

(b)

In the year of 2018, the group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year (2017: none)

(c)	In 2018, the balance of other receivables written off by the group is RMB894 thousand, and the bad debt reserve is RMB894 thousand (2017: none).

(d)	As at 31 December 2018, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinyong Co.,Ltd	Reimbursed expenses	857,791	More than 3 years	90%	857,791
China Minsheng Banking Co., Ltd., Shanghai Branch	Interest receivables	39,172	Within one year	4%	—
Bank of Ningbo Co., Ltd.
Shanghai Jinshan Branch	Interest receivables	15,588	Within one year	2%	—
China Everbright Bank Co., Ltd., Shanghai Branch	Interest receivables	11,573	Within one year	1%	—
Shanghai Jinsha Shihua Logistics	Accounts balance	9,675	Within one year	1%	—

		933,799		98%	857,791

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(4)	Long-term equity investment

	31 December 2018	31 December 2017
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	4,271,820	4,220,709

	5,989,827	5,938,716
Minus: Provision for Long-term equity investment	(227,500)	(227,500)

	5,762,327	5,711,216

As at December 31 2018, the company has accrued provision for the long-term equity investment for its subsidiary Jinyong amounted to RMB227,500 thousand (December 31 2017: RMB227,500). Jinyong has stopped production periodically since August 2008. The company has accrued full provision for the investment cost based on the estimate of recoverable amount of the long-term equity investments in this subsidiary.

(a)	Subsidiaries

	31 December 2017	Additional/ negative investment	31 December 2018	Impairment provision	Cash dividends declared in current year
Toufa	1,473,675	—	1,473,675	—	—
Jinyong	227,500	—	227,500	(227,500)	—
Jinmao Company	16,832	—	16,832	—	10,099

	1,718,007	—	1,718,007	(227,500)	10,099

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(9(b)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(5)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2017	3,117,642	40,330,647	1,696,391	45,144,680
Reclassification in current year	1,043	(21,378)	20,335	—
Transfer from subsidiaries	3,166	165,918	35	169,119
Increase
Purchase	—	58,470	24,808	83,278
Transfer from construction in progress	7,260	307,790	25,907	340,957
Disposal	(4,926)	(345,322)	(34,067)	(384,315)
31 December 2018	3,124,185	40,496,125	1,733,409	45,353,719
Accumulated depreciation
31 December 2017	2,049,602	28,276,177	1,372,420	31,698,199
Reclassification in current year	268	(7,474)	7,206	—
Transfer from investment properties in current year	2,167	148,788	34	150,989
Current year charges	83,454	1,384,322	64,456	1,532,232
Current year disposal	(4,283)	(304,883)	(31,097)	(340,263)
31 December 2018	2,131,208	29,496,930	1,413,019	33,041,157
Provision for impairment
31 December 2017	50,785	742,267	8,723	801,775
Current year charges	—	58,652	—	58,652
Transfer from investment properties in current year	—	8,963	—	8,963
Decrease in current year	—	(15,512)	(649)	(16,161)
31 December 2017	50,785	794,370	8,074	853,229
Carrying amount
31 December 2018	942,192	10,204,825	312,316	11,459,333
31 December 2017	1,017,255	11,312,203	315,248	12,644,706

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(5)	Fixed assets (Continued)

In the year of 2018, the Company and its subsidiaries made impairment provision of RMB58,652 thousand against these property, plant and equipment which will be redundant and replaced by new facilities (2017: RMB118,179 thousand).

As at December 31 2018 and December 31, 2017, the company has no fixed assets as collateral.

As at December 31 2018 and December 31, 2017, the company has no fixed assets as collateral. 2018 year, depreciation of fixed assets depreciation amount of RMB1.532232 billion (2017:1.537557 billion yuan), which included in the operating cost, marketing cost and management cost of depreciation expense is 1.448173 billion yuan respectively, 9.092 million yuan and 74.967 million yuan (2017:1.45519 billion yuan, 8.14 million yuan and 74.227 million yuan).

In 2018, the original price of fixed assets transferred from projects under construction is 340,957 thousand yuan (in 2017:1,130,376 thousand yuan).

(6)	Revenue and cost of sales

	2018	2017
Main operation revenue (a)	79,667,886	66,514,685
Other operation revenue	448,217	454,775

	80,116,103	66,969,460

	2018	2017
Main operation cost (a)	59,296,153	44,478,499
Other operation cost	344,874	386,588

	59,641,027	44,865,087

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(6)	Revenue and cost of sales (Continued)

(a)	Revenue and cost of sales

The company’s main business belongs to the petrochemical industry.

Product analysis as follows:

	2018		2017
	Revenue	Cost of sales	Revenue	Cost of sales
Synthetic fiber	2,225,594	2,519,148	2,061,765	2,249,240
Resin and plastic	9,500,495	7,749,846	9,190,008	6,912,464
Intermediate petrochemical products	12,483,945	9,405,844	10,354,983	7,079,502
Petroleum products	54,972,598	39,211,220	44,416,619	27,858,890
Other products	485,254	410,095	491,310	378,403
	79,667,886	59,296,153	66,514,685	44,478,499

(7)	Investment income

	2018	2017
Investment accounted for using the cost method (a)	10,099	6,733
Investment accounted for using the equity method (b)	816,631	1,180,563
	826,730	1,187,296

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	2018	2017
Jin Mao Company	10,099	6,733

(b)	Income from long-term equity investments accounted for using the equity method is as follow:

	2018	2017
Shanghai Secco Petrochemical Company Limited	645,736	1,034,318
Shanghai Chemical Industrial Park Development Company Limited	170,895	146,245
	816,631	1,180,563

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(8)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	2018	2017
Net profit	5,095,458	6,272,234
Add: Provisions for assets impairment	153,247	208,965
Provisions for credit impairment	73	—
Depreciation of investment properties	15,575	14,649
Depreciation of fixed assets	1,532,232	1,537,557
Amortisation of intangible assets	15,648	12,425
Amortization of long-term deferred expense	220,115	228,115
Losses on disposal of fixed assets	24,648	13,528
Gain/loss of fair value change	(16,254)	—
Financial (income)/expenses-net	(347,551)	(223,062)
Investment income	(826,730)	(1,187,296)
(Increase)/Decrease in deferred tax assets	2,790	(12,872)
Decrease in deferred income	(10,437)	(10,437)
(Increase)/Decrease in inventories	(1,599,773)	(655,680)
(Increase)/Decrease in operating receivables	(341,034)	(815,523)
Increase/(Decrease) in operating payables	2,783,908	1,617,093
Offsetted accounts receivable in the offset agreement	1,420,446	—
Offsetted accounts payable in the offset agreement	(1,420,446)	—
Increase of reserve	57,135	—
Share-based payments expense	(13,004)	11,276

Net cash inflow generated from operating activities	6,746,046	7,010,972

Notes to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (Continued)

(8)	Supplementary information on cash flow statements (Continued)

(b)	Net increase in cash and cash equivalents

	2018	2017
Cash and cash equivalents balance at the end of the year	7,619,013	6,268,493
Less: cash and cash equivalents balance at the beginning of the year	(6,268,493)	(4,421,143)

Net increase in cash and cash equivalents	1,350,520	1,847,350

13	Subsequent event

According to the resolution of the board of directors on March 19, 2019, the board of directors proposed that the company should pay a cash dividend of 0.25 yuan per share (tax included) to all shareholders, and the total cash dividend should be 2,705,953 thousand yuan based on the number of 10,823,813,500 shares already issued. The above proposal is subject to the approval of the general meeting of shareholders.

Supplementary Information to the Financial Statements

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	2018	2017
Losses on disposal of non-current assets	172,508	(13,017)
Government grants recognised through profit or loss	126,329	75,703
Gains on disposal of long-term equity investment	1,622	10,339
Employee reduction expenses	(34,450)	(176,954)
Income from external entrusted lendings	11	1,164
Foreign exchange options and foreign exchange forward contract gains/(losses)	14,520	(1,516)
Other non-operating expenses other than those mentioned above	(55,092)	(44,159)
Tax effect for the above items	(8,766)	(2,221)
Effect on non-controlling interests after tax	(7,079)	(1,526)

	209,603	(152,187)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	2018	2017	31 December 2018	31 December 2017
Under CAS	5,277,073	6,152,495	30,486,504	28,541,613
Adjustments under IFRS–
Government grants (a)	2,010	2,010	(24,063)	(26,073)
Safety production costs (b)	57,135	(346)	—	—

Under IFRS	5,336,218	6,154,159	30,462,441	28,515,540

Supplementary Information to the Financial Statements (continued)

For the year ended 31 December 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS (Continued)

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return		Earnings per share
	on net assets (%)		Basic (RMB)		Diluted (RMB)
	2018	2017	2018	2017	2018	2017
Net profit attributable to shareholders of the Company	16.211	20.840	0.488	0.568	0.488	0.568
Net profit attributable to shareholders of the Company excluding non-recurring items	15.567	21.356	0.468	0.583	0.468	0.582

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of the Regulation on the Preparation of Information Disclosure Contents and Formats of Information Disclosure by Listed Companies No. 2 – Contents and Formats of Annual Reports (Revised in 2017) (《公開發行證券的公司信息披露內容與格式準則第2號〈年度報告的內容與格式〉》（2017年修訂）), we, being Directors, Supervisors and senior management of the Company, having carefully studied and reviewed the Company’s 2018 annual report, are in the opinion that the Company was in strict compliance with the standardised regulations of financial system of joint stock companies. The 2018 annual report gave a true account of the financial position and operating results of the Company. The 2018 Auditor’s Reports of Sinopec Shanghai Petrochemical Company Limited issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively, are true and fair. We warrant that the information contained in the 2018 annual report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from the report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in the report.

Signature:

Directors:

Wu Haijun	Shi Wei	Jin Qiang	Guo Xiaojun

Zhou Meiyun	Jin Wenmin	Lei Dianwu	Mo Zhenglin

Zhang Yimin	Liu Yunhong	Du Weifeng	Li Yuanqin

Supervisors:

Ma Yanhui	Zuo Qiang	Li Xiaoxia	Zhai Yalin

Fan Qingyong	Zheng Yunrui	Choi Ting Ki

Corporate Information

(I)	Corporate Information

Chinese Name of the Company	中國石化上海石油化工股份有限公司
Chinese Short Name of the Company	上海石油化工股份
English Name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation of the English Name of the Company	SPC
Legal Representative of the Company	Wu Haijun

(II)	Contact Persons and Contact Details

Secretary to the Board		Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC,	Shanghai, PRC,
	Postal Code: 200540	Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

(III)	Basic Information

Registered Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Registered Address	200540
Business Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Business Address	200540
Principal Place of Business in Hong Kong	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

(IV)	Information Disclosure and Access

Designated newspapers for the publication of the Company’s announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Times”
Websites for the publication of the Company’s annual reports	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Place for access to the Company’s annual reports	Secretariat Office to the Board, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(V)	Shares Profile of the Company

Share Type	Place of Listing	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	The Stock Exchange of Hong Kong Limited	SHANGHAI PECHEM	00338
American Depository	New York Stock Exchange	SHI	—
Receipts (“ADR”)

Corporate Information (continued)

(VI)	Other Relevant Information

Auditors Engaged by the Company (Domestic)

Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin
Road, Huangpu District, Shanghai 200021, PRC
Signing Auditors	Huang Zhejun, Diao Liping

Auditors Engaged by the Company (International)

Name	PricewaterhouseCoopers
Address	22/F, Prince’s Building, 10 Chater Road, Central, Hong Kong
Signing Auditors	Chen Guangde

Legal Advisors:

PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
55th Floor, One Island East, Taikoo Place
Quarry Bay, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:	Guo Xiaojun, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:	Wu Haijun, Guo Xiaojun

H Shares Share Registrar:	Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East,
Wanchai, Hong Kong

ADR Depositary:	The Bank of New York Mellon
Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S.A.
Number for International Calls: 1-201-680-6921
Email:shrrelations@cpushareownerservices.com
Website:www.mybnymdr.com

Documents for Inspection

1.	Financial statements signed and sealed by the Chairman, the Chief Financial Officer and the Deputy Director of the Finance Department.

2.	Original signed auditor’s report of the Certified Public Accountant.

3.	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by CSRC during the Reporting Period.

4.	Written confirmation of the annual report signed by the Directors, Supervisors and senior management.

Chairman: Wu Haijun

Date of approval by the Board: 19 March 2019